

Notice of

# 2023

*Annual*
*Stockholders'*
*Meeting*
*and*

# Proxy
# Statement

# What We Stand For: Our Values

## *Inclusion*

We embrace people with different points of view, from all backgrounds. And we think and work as one team.

## *Honesty*

We say what we mean and we do what we say. We hold ourselves to the highest standards. And we make it safe for people to speak out when they see something wrong.

## *Knowledge*

We are insatiably curious, always learning new things. And we actively help our colleagues grow and develop, too, with mentoring and support.

## *Performance*

We never settle for the status quo. We always strive to be better today than we were yesterday and do our best for our clients, colleagues, and stockholders.

KORN FERRY ®

# Table of Contents

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# *Dear Fellow* Stockholders,



On behalf of the Board of Directors (the "Board"), senior management and more than 10,000 colleagues of Korn Ferry (the "Company," "firm," "we," "its," and "our"), it is my pleasure to invite you to our 2023 Annual Meeting of Stockholders on September 21, 2023, at 8:00 a.m. Pacific Time (the "Annual Meeting").

The Board is proud of the results Korn Ferry continues to deliver on behalf of our stockholders. These accomplishments include:

- *an all-time high of fee revenue totaling $2.835 billion,*
- *annual fee growth of 8% (12% on a constant currency\* basis),*
- *the acquisition and integration of Infinity Consulting Solutions and Salo LLC, enhancing our Interim business to $400 million of annual revenue on a run rate basis,*
- *$127 million returned to stockholders in the form of share repurchases and dividends paid,*
- *third-party recognition as a leading provider of executive search, professional search, management consulting, sales training and enablement services, and recruitment process outsourcing services, and*
- *third-party recognition of our environmental, social, and governance ("ESG") reporting and ESG practices related to human capital, climate, and sustainability.*

These accomplishments were achieved against a challenging environment of economic slowdowns, recession fears, sharp inflation increases followed by global central bank tightening, and continued geopolitical tensions and conflict. While each year carries its own set of challenges, opportunities, and uncertainties, Korn Ferry has remained steadfast and resilient in progressing forward. We believe our firm and Board will continue to exhibit agile leadership—focusing on strategic priorities to best position Korn Ferry for the future, creating lasting impact for our clients, achieving strong financial results for our stockholders, and contributing to the betterment of our communities and colleagues.

We want to thank you for your support and investment in our firm. We encourage you to attend the Annual Meeting. Our Annual Meeting will be conducted online this year through a live audiocast, which is often referred to as a "virtual meeting" of stockholders. Our digital format is meant to allow stockholders to participate safely, conveniently, and effectively. We intend to hold our virtual meeting in a manner that affords stockholders the same general rights and opportunities to participate, to the extent possible, as they would have at an in-person meeting. Whether or not you plan to attend, we encourage you to vote promptly.

Sincerely,

**Jerry P. Leamon,**
Chair of the Board
*August 10, 2023*
Korn Ferry
1900 Avenue of the Stars, Suite 1500
Los Angeles, CA 90067
(310) 552-1834

\* Constant currency is a non-GAAP financial measure. See Appendix A to this Proxy Statement for how it is calculated and why management considers it useful.

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# Notice of 2023 Annual Meeting

## Meeting Information

 **Time and Date**
8:00 a.m. Pacific Time
September 21, 2023

 **Location**
Live Audiocast at
www.virtualshareholdermeeting.com/KFY2023

 **Record Date**
July 31, 2023

## Meeting Agenda

1. Elect the nine directors nominated by our Board of Directors (the "Board") and named in the Proxy Statement to serve on the Board until the 2024 Annual Meeting of Stockholders.

     **FOR** each Director Nominee

2. Vote on a non-binding advisory resolution to approve the Company's executive compensation.

     **FOR**

3. Vote on a non-binding advisory resolution on the frequency of future advisory votes to approve the Company's executive compensation.

     **FOR**

4. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Company's 2024 fiscal year.

     **FOR**

5. Transact any other business that may be properly presented at the Annual Meeting.

## How You Can Vote

 **1-800-690-6903**
Via **telephone**

 *Before the Annual Meeting* by visiting **www.proxyvote.com**
*During the Annual Meeting* by visiting **www.virtualshareholdermeeting.com/KFY2023**
Via **Internet**

 Sign, date, and mail the enclosed proxy card (if you received one)
Via **mail**

Please read the proxy materials carefully before voting.

Your **vote is important**, and we appreciate your cooperation in considering and acting on the matters presented. For more information, see pages 79 – 82.

**Meeting Disruption:** In the event of a technical malfunction or situation that the chair of the Annual Meeting determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair of the Annual Meeting will convene the meeting at 9:00 a.m. Pacific Time on the date specified above and at the Company's address at 1900 Avenue of the Stars, Suite 1500, Los Angeles, CA 90067, solely for the purpose of adjourning the Annual Meeting to reconvene at a date, time, and physical or virtual location announced by the chair of the Annual Meeting. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at https://ir.kornferry.com.

**Virtual Meeting:** Korn Ferry (the "Company," "we," "its," and "our") will hold its 2023 Annual Meeting of Stockholders (the "Annual Meeting") online.

**Who Can Vote:** Stockholders who owned our common stock as of the close of business on July 31, 2023 (the "Record Date") can vote online at the Annual Meeting or any adjournments or postponements thereof.

**How to Attend:** To attend the Annual Meeting online, vote or submit questions during the Annual Meeting, or view the stockholder list, stockholders of record will need to go to www.virtualshareholdermeeting.com/KFY2023 and log in using their 16-digit control number included on their proxy card or Notice of Internet Availability of Proxy Materials (the "Notice"). Beneficial owners should review these proxy materials and their voting instruction form or the Notice for how to vote in advance of, and how to participate in, the Annual Meeting.

August 10, 2023
Los Angeles, California
By Order of the Board of Directors,

**Jonathan Kuai**
*General Counsel, Managing Director of Business Affairs & ESG, and Corporate Secretary*

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 21, 2023:**
The Proxy Statement and accompanying Annual Report to Stockholders are available at ***www.proxyvote.com.***

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# *Proxy Summary*

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

## Annual Meeting of Stockholders (page 79)

| | |
|---|---|
| **Date and Time:** | September 21, 2023 at 8:00 a.m. Pacific Time |
| **Location:** | www.virtualshareholdermeeting.com/KFY2023 |
| **Admission:** | To participate in the Annual Meeting online, including to vote during the Annual Meeting, stockholders will need the 16-digit control number included on their proxy card, the Notice or voting instruction form, or, if they hold their shares in street name, contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting. |
| **Who Can Vote and How:** | On or about August 10, 2023, we will mail the Notice to stockholders of our common stock as of the close of business on July 31, 2023, other than those stockholders who previously requested electronic or paper delivery of communications from us. Stockholders can vote by any of the following methods described on pages 79 – 81. |

## Voting Roadmap (page 79)

| Proposal | Board Recommendation | Page Reference |
|---|---|---|
| **1** **Election of Directors**<br>• 8 of 9 nominees (89%) are independent<br>• Diverse slate, including 56% of nominees and 2 committee chairs from underrepresented groups (by gender or race/ethnicity)<br>• Active Board refreshment, with four new directors in last five years and one new director nominated for election at the Annual Meeting<br>• Robust Board oversight of Company strategy and risks<br>• Responsive and evolving corporate governance practices | ✓ **FOR each Director Nominee** | 12 |
| **2** **Advisory Resolution to Approve Executive Compensation**<br>• Program intended to offer competitive total direct compensation opportunities aligned with stockholder interests<br>• Executives incentivized to focus on short-and long-term Company performance<br>• Program continues to emphasize pay-for-performance via the Company's standard mix of 60% performance-based awards and 40% time-based awards | ✓ **FOR** | 33 |
| **3** **Advisory Resolution on the Frequency of Future Advisory Votes to Approve Executive Compensation**<br>• Annual say-on-pay vote provides stockholders timely and frequent input on executive compensation for Compensation and Personnel Committee's consideration<br>• Company has held annual say-on-pay votes since 2011 | ✓ **ONE YEAR** | 34 |
| **4** **Ratification of Independent Registered Public Accounting Firm**<br>• Independent firm with reasonable fees and strong geographic and subject matter coverage<br>• Performance annually assessed by the Audit Committee<br>• Served as independent registered public accounting firm since 2002<br>• Lead audit partner rotated regularly, with most recent lead audit partner rotated in June 2023 | ✓ **FOR** | 72 |

# Who We Are*

## Korn Ferry is a leading global organizational consulting firm.

**10.5K+** colleagues | **100+** global offices | **50+** countries

With our core and integrated solutions, data, intellectual property, and content enabled by our technological platforms, including artificial intelligence ("AI"), we believe we are an industry of one, uniquely positioned to be the partner that helps people and organizations exceed their potential.

### FIVE LINES OF BUSINESS

| *Executive Search* | *Consulting* | *Professional Search & Interim* | *Recruitment Process Outsourcing* | *Digital* |
|---|---|---|---|---|
| **$876M** | **$677M** | **$503M** | **$424M** | **$355M** |

### FIVE CORE CAPABILITIES

    

| *Organization Strategy* | *Assessment & Succession* | *Talent Acquisition* | *Leadership & Professional Development* | *Total Rewards* |
|---|---|---|---|---|

## OUR STRATEGIC PRIORITIES

**1** Drive a One Korn Ferry Go-To-Market Strategy

**2** Create the Top-of-Mind Brand in Organizational Consulting

**3** Deliver Client Excellence and Innovation

**4** Advance Korn Ferry as a Premier Career Destination

**5** Pursue Transformational M&A Opportunities

### PRESTIGIOUS AND LOYAL CLIENT BASE

| **96%** S&P 100 | **94%** Euronext 100 | **91%** S&P Europe 350 | **85%** FTSE 100 | **85%** S&P 500 | **80%** S&P Latin America 40 |
|---|---|---|---|---|---|

**ALMOST 15K** organizations served

**NEARLY 80%** engagements with clients for whom we had conducted engagements in past 3 fiscal years

---

*  *Highlights presented are for fiscal year 2023, unless otherwise indicated. For the five lines of business, figures represent fee revenue for fiscal year 2023.*

# Highlights for Fiscal Year 2023

Against a tough macroeconomic and geopolitical environment, we delivered strong financial results and executed on our strategy.

## FINANCIAL HIGHLIGHTS

| **Fee Revenue** | **Operating Margin** | **Diluted Earnings Per Share** | **Net Income Attributable to Korn Ferry** |
|---|---|---|---|
| **$2.835B** | **11.2%** | **$3.95** | **$209.5M** |

| **Adjusted EBITDA\*** | **Adjusted EBITDA Margin\*** | **Adjusted Diluted Earnings Per Share\*** | **Returned to Shareholders** |
|---|---|---|---|
| **$457.3M** | **16.1%** | **$4.94** | **$127M** |

\*  Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Diluted Earnings Per Share are non-GAAP financial measures. For a discussion of these measures and for their reconciliation to the most directly comparable GAAP measures, see Appendix A to this Proxy Statement.

## BALANCED APPROACH TO CAPITAL ALLOCATION

| **$254.8M** | **$61M** | **$18.5M** | **$93.9M** | **$33M** |
|---|---|---|---|---|
| **Invested in Acquisitions** | **Invested in Capital Expenditures** | **Spent on Debt Service Costs** | **Repurchased Shares** | **Paid in Dividends** |

### Three-Year TSR Performance



- KFY Stock — Peer Group\*\*

\*\*  Excludes Nielsen Holdings Plc due to its acquisition in October 2022.

## OTHER HIGHLIGHTS\*\*\*

| **20%** | **SUCCESSFULLY ACQUIRED** |
|---|---|
| Dividend Increase (to $0.18 per Share) | Two Interim Businesses (Infinity Consulting Solutions and Salo LLC) |

\*\*\*  The dividend increase was announced in the first quarter of fiscal 2024.

## RECENT BUSINESS AWARDS AND RECOGNITIONS

**America's #1 Best Executive Recruiting Firm**
*/ Forbes Magazine*

**#1 Executive Search Firm in the Americas**
*/ Hunt Scanlon*
*(3rd Year Running)*



**A Leader in Recruitment Process Outsourcing (RPO)**
*/ Everest Group*
*(6th Year Running)*

**#1 Global RPO Provider**
*/ HRO Today*

**One of America's Best Management Consulting Firms**
*/ Forbes Magazine*
*(2nd Year Running)*

**One of America's Best Professional Recruiting Firms**
*/ Forbes Magazine*
*(6th Year Running)*

**A 2023 Top Sales Training & Enablement Company**
*/ Training Industries*

## RECENT ESG AWARDS AND RECOGNITIONS

**100 BEST**
COMPANIES FOR WORKING MOTHERS

**BEST**
COMPANIES FOR DADS

**TOP**
COMPANIES FOR EXECUTIVE WOMEN

**BEST**
PLACES TO WORK FOR LGBTQ+ EQUALITY HUMAN RIGHTS CAMPAIGN

**LEADERSHIP LEVEL**
CDP RATING (TOP LEVEL)

**TOP**
ECOVADIS SUSTAINABILITY RATING (TOP 5%)

**AMERICA'S CLIMATE LEADERS 2023**
USA TODAY

**PLATINUM**
MARCOM AWARDS 2021 ESG REPORT

**PLATINUM**
HERMES CREATIVE AWARDS 2021 & 2022 ESG REPORTS











GOLD 2022 ecovadis Sustainability Rating

bsi ISO/IEC 27001 Information Security Management CERTIFIED

bsi ISO 27018 Personal data in the cloud CERTIFIED

USA TODAY AMERICA'S CLIMATE LEADERS 2023 statista

U.S. DEPARTMENT OF LABOR HIRE Vets 2022 GOLD AWARD

## RECENT ESG ACCOMPLISHMENTS

**PUBLISHED**
2022 ESG Report
2022 SASB Report
TCFD Report

**$3M+**
Donated Financially or Through In-Kind Services

**ISO**
Certified Global Privacy & Security Programs

# Corporate Governance (page 22)

| Strong Governance Practices |
|---|
| Annual Director Elections for All Directors. |
| Majority Voting in Uncontested Elections. |
| Committee Oversight of ESG Program. |
| No Supermajority Voting Standards. |
| Stockholder Right (at 25% Threshold) to Call Special Stockholder Meetings. |

| Board Structure | Committees, Attendance, and Commitments | Stockholder Engagement |
|---|---|---|
| Independent Board Chair. | Independent Audit, Compensation, and Nominating Committees. | Stockholder Communication Process for Communicating with the Board. |
| 7 of the 8 Directors (88%) on the Board and 8 of the 9 Nominees (89%) are Independent. | All Directors Attended at Least 75% of Board and Their Respective Committee Meetings. | Regular Stockholder Engagement Throughout the Year. |
| 100% Independent Committees. | No Director Serves on More Than 4 Public Company Boards. | Regular Attendance at Industry Conferences. |
| Independent Directors Meet in Regular Executive Sessions. | 2 Committees Led by Directors from Underrepresented Groups (by Gender or Race/Ethnicity). | Quarterly Earnings Calls to Discuss Results and Investor Questions. |
| Annual Board and Committee Self-Evaluations. | | Met with >70% of Top 25 Active (Non-Index) Stockholders in Fiscal 2023. |
| 10-Term Service Limit for Non-Executive Directors Joining the Board after October 1, 2020. | | |

## Governance Insights (pages 13, 39, and 74)

Each of the Company's three standing Board committees is committed to staying abreast of the latest issues impacting good corporate governance. The Company has included three sets of Questions & Answers ("Q&As"), one with the chair of each of the Company's standing committees.

These Q&As are meant to provide stockholders with insight into director succession planning and ESG matters, annual cash incentive plan design, and how the Audit Committee adapts to its evolving oversight role.

## Board Tenure* and Diversity

### *As of Filing*

**Average Tenure: 6.7 years**

5 years and less: 43%
6 to 10 years: 29%
More than 10 years: 29%



**63%**\*\*
Underrepresented

*including 1 Military Veteran\*\*\**

### *If All Nominees Are Elected*

**Average Tenure: 5.9 years**

5 years and less: 50%
6 to 10 years: 25%
More than 10 years: 25%



**56%**\*\*
Underrepresented

*including 1 Military Veteran\*\*\**

## Director Refreshment
### *(Additions)*

| 2023 | ➕ Matthew J. Espe (Nominee) |
|------|------------------------------|
| 2022 | ➕ Charles L. Harrington |
| 2021 | ➕ Laura M. Bishop |
| 2019 | ➕ Lori J. Robinson |
|      | ➕ Len J. Lauer |

\*   *Tenure is provided for non-executive directors only. Figures may not total 100% due to rounding.*

\*\*  *This graphic represents directors who are members of underrepresented groups (by gender or race/ethnicity).*

\*\*\* *Not included in percentages of directors from underrepresented groups.*

## Board Nominees (pages 17 – 21)



**Doyle N. BENEBY**

**Independent**
**Age:** 63
**Director Since:** 2015

**Committee Memberships:**
Compensation & Personnel
Nominating & Corporate Governance (Chair)

**Experience:**
- Former President and CEO, Midland Cogeneration Venture
- Former CEO, New Generation Power International
- Former President and CEO, CPS Energy



**Laura M. BISHOP**

**Independent**
**Age:** 61
**Director Since:** 2021

**Committee Memberships:**
Audit
Compensation & Personnel

**Experience:**
- Former EVP and CFO, USAA
- Former SVP and CFO, Luby's Inc.
- Former Senior Manager, Ernst & Young LLP
- Certified Public Accountant



**Gary D. BURNISON**

**President/CEO of Korn Ferry**
**Age:** 62
**Director Since:** 2007

**Committee Memberships:** None

**Experience:**
- 20+ years of service with Korn Ferry
- Former Principal and CFO, Guidance Solutions



**Matthew J. ESPE**

**Independent**
**Age:** 64
**Director Nominee**

**Experience:**
- Operating Partner, Advent International
- 21+ years of public and private company board experience



**Charles L. HARRINGTON**

**Independent**
**Age:** 64
**Director Since:** 2022

**Committee Memberships:**
Audit
Compensation & Personnel

**Experience:**
- Former Chairman, CEO and President, Parsons Corporation
- 14+ years of public board experience



**Jerry P. LEAMON**

**Independent**
**Age:** 72
**Director Since:** 2012

**Committees Memberships:**
Compensation & Personnel (Chair)

**Experience:**
- Former Global Managing Director, Deloitte
- Almost 40 years at Deloitte with responsibility for services to many of its largest clients
- Certified Public Accountant



**Angel R. MARTINEZ**

**Independent**
**Age:** 68
**Director Since:** 2017

**Committee Memberships:**
Audit

**Experience:**
- Former Chairman of the Board of Directors and Former President and CEO of Deckers Brands (formerly known as Deckers Outdoor Corporation)
- 24+ years of public board experience



**Debra J. PERRY**

**Independent**
**Age:** 72
**Director Since:** 2008

**Committee Memberships:**
Audit (Chair)
Nominating & Corporate Governance

**Experience:**
- Former senior managing director in the Global Ratings and Research Unit of Moody's Investors Service, Inc.
- 40+ years of experience in financial services and serving on financial institution boards and audit committees



**Lori J. ROBINSON**

**Independent**
**Age:** 64
**Director Since:** 2019

**Committee Memberships:**
Compensation & Personnel
Nominating & Corporate Governance

**Experience:**
- Former Commander, U.S. Northern Command and North American Aerospace Defense Command, Department of the Air Force (Ret.)
- 3+ decades of U.S. Air Force experience
- Four Star General and first female U.S. Combatant Commander

# Board Skills & Competencies

 Extensive Senior Leadership/Executive Officer Experience (including as a public company Chief Executive Officer)

 Risk Management/Oversight Experience

 Broad International Experience

 Accounting Expertise (including two Certified Public Accountants)

 Significant Strategic Oversight and Execution Experience

 Broad Product and Marketing Experience

 Climate and Energy Experience

 Significant Public Company Board, Committee, and Corporate Governance Experience

 Innovative Thinking

 High Ethical Standards

 Appreciation of Diverse Cultures and Backgrounds

 Experience Overseeing Large and Diverse Workforces

 Information Security Expertise

# 2023 Executive Compensation Summary (page 53)

|  | Gary D. Burnison[1] | Robert P. Rozek[2] | Byrne Mulrooney[3] | Mark Arian[4] | Michael Distefano[5] |
|---|---|---|---|---|---|
|  |  |  |  |  |  |
| **Base Salary** | $1,000,000 | $625,000 | $550,000 | $550,000 | $550,000 |
| **Stock Awards** | $9,335,918 | $3,295,355 | $2,526,648 | $2,526,648 | $649,619 |
| **Non-Equity Incentive Plan Compensation** | $1,087,478 | $543,739 | $275,856 | $385,000 | $332,292 |
| **Change in Pension Value and Nonqualified Deferred Compensation Earnings** | – | – | – | – | – |
| **All Other Compensation** | $94,049 | $71,434 | $93,063 | $92,187 | $66,568 |
| **Total** | $11,517,445 | $4,535,528 | $3,445,567 | $3,553,835 | $1,598,479 |

(1) President and Chief Executive Officer
(2) Executive Vice President, Chief Financial Officer and Chief Corporate Officer
(3) Former Chief Executive Officer, RPO and Digital
(4) Chief Executive Officer, Consulting
(5) Chief Executive Officer, Professional Search and Interim

## 2023 Executive Total Compensation Mix (page 41)



**I CEO Compensation Mix***

9%
1%
9%
**90%** At Risk
81%

**I Other NEO Compensation Mix***

17%
2%
12%
**81%** At Risk
69%

● Base Salary   ● Equity Incentives   ● Annual Cash Incentive   ● Other

*  Equity awards based upon grant date value.

# Compensation Process Highlights (pages 27 and 40 – 43)

- Our Compensation and Personnel Committee receives advice from its independent compensation consultant.

- We review total direct compensation and the mix of the compensation components for our named executive officers relative to our peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers with the unique set of skills necessary to manage and motivate our global people and organizational consulting firm.

## Elements of Compensation (pages 44 – 50)

| Element | Purpose | Determination |
|---|---|---|
| **Base Salary** | Compensate for services rendered during the fiscal year and provide sufficient fixed cash income for retention and recruiting purposes. | Reviewed on an annual basis by the Compensation and Personnel Committee taking into account competitive data from our peer group, input from our compensation consultant, and the executive's individual performance. |
| **Annual Cash Incentives** | Motivate and reward named executive officers for achieving performance goals over a one-year period. | Determined by the Compensation and Personnel Committee based upon performance goals, strategic objectives, and competitive data. |
| **Long-Term Incentives** | Align the named executive officers' interests with those of stockholders and motivate and retain top talent. | Determined by the Compensation and Personnel Committee based upon a number of factors including competitive data, total overall compensation provided to each named executive officer, and historical grants. |

## Compensation Practices (page 49)

✓ Clawback policy applicable to all cash incentive payments and performance-based equity awards granted to executive officers.

✓ No "single trigger" equity acceleration for named executive officers in connection with a change in control.

✓ Policies prohibiting hedging, speculative trading, or pledging of Company stock.

✓ Stock ownership requirements for named executive officers and directors.

✓ No excise tax gross-ups to any executive officers.

# Forward-Looking Statements & Website References

This Proxy Statement contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, statements regarding the Company's plans, objectives, expectations, and intentions, including regarding the Company's goals or expectations with respect to future financial results, corporate responsibility, including the Company's ESG Program, sustainability, employees, environmental matters, policy, procurement, philanthropy, data privacy and cybersecurity, and business risks and opportunities, as well as statements from third parties about our ESG performance and risk profile. These statements are based on current expectations and are subject to numerous risks and uncertainties, many of which are outside of the control of Korn Ferry. Forward-looking statements are not guarantees or promises that goals or targets will be met. The Company undertakes no obligation to update any forward-looking or other statements, whether as a result of new information, future events, or otherwise, and notwithstanding any historical practice of doing so. In addition, historical, current, and forward-looking sustainability-related statements may be based on current or historical goals, targets, aspirations, commitments, or estimates; standards for measuring progress that are still developing; diligence, internal controls, and processes that continue to evolve; data, certifications, or representations provided or reviewed by third parties, including information from acquired entities that is incomplete or subject to ongoing review or has not yet been integrated into the Company's reporting processes; and assumptions that are subject to change in the future. Actual results may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including legislative and regulatory developments, technological innovations and advances, and those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC for the fiscal year ended April 30, 2023 (the "Form 10-K"), under the heading "Risk Factors," a copy of which is being made available with this Proxy Statement, and subsequent quarterly reports on Form 10-Q.

Website references and hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this Proxy Statement, nor does it constitute a part of this Proxy Statement.

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*01*

# *Governance*

# Proposal No. 1
# Election of Directors

Our stockholders will be asked to consider the following nine nominees for election to our Board to serve for a one-year term until the 2024 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation, or removal:

| Name | Position with Korn Ferry |
| --- | --- |
| Doyle N. Beneby | Director |
| Laura M. Bishop | Director |
| Gary D. Burnison | Director and Chief Executive Officer |
| Matthew J. Espe | Nominee |
| Charles L. Harrington | Director |
| Jerry P. Leamon | Director |
| Angel R. Martinez | Director |
| Debra J. Perry | Director |
| Lori J. Robinson | Director |

Each of the nominees was previously elected by stockholders at the 2022 Annual Meeting of Stockholders, except for Matthew J. Espe. Mr. Espe was identified as part of a thorough search process conducted by Korn Ferry's internal board search consultants. Detailed biographical information regarding each of these nominees is provided in this Proxy Statement under the heading "Background Information Regarding Director Nominees." Our Nominating and Corporate Governance Committee (the "Nominating Committee") has reviewed the qualifications of each of the nominees and has recommended to the Board that each nominee be submitted to a vote at the Annual Meeting.

All nominees have indicated their willingness to serve, if elected, but if any should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board. The Company did not receive any stockholder nominations for director. Proxies cannot be voted for more than the number of nominees named in this Proxy Statement.

## Required Vote

In uncontested elections, directors are elected by a majority of the votes cast, meaning that each director nominee must receive a greater number of shares voted "for" such nominee than the shares voted "against" such nominee. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board. In that situation, the Company's

Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results were certified, the Board would act on the Nominating Committee's recommendation and publicly disclose its decision and rationale behind it.

In a contested election, directors are elected by a plurality of the votes cast.



### RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** each of the nominees named above for election as a director.

# The Board of Directors

The Company's Restated Certificate of Incorporation provides that the number of directors shall not be fewer than eight nor more than fifteen, with the exact number of directors within such limits to be determined by the Board. Currently, the Board is comprised of eight directors; effective immediately upon the election of directors at the Annual Meeting, the size of the Board will be increased to nine directors. Upon the recommendation of the Company's Nominating Committee, the Board has nominated the following persons to serve as directors until the 2024 Annual Meeting of Stockholders or their earlier death, resignation, or removal:

Each of the named nominees is independent under the NYSE rules, except for Mr. Burnison. If re-elected, Mr. Leamon will continue to serve as the Company's independent non-executive Chair of the Board.

The Board held four meetings during fiscal year 2023. Each of the incumbent directors attended at least 75% of the Board meetings and the meetings of committees of which they were members in fiscal year 2023. Directors are expected to attend each annual meeting of stockholders. The nine directors then-serving attended the 2022 Annual Meeting of Stockholders online.

| | |
|---|---|
| Doyle N. Beneby | Jerry P. Leamon |
| Laura M. Bishop | Angel R. Martinez |
| Gary D. Burnison | Debra J. Perry |
| Matthew J. Espe | Lori J. Robinson |
| Charles L. Harrington | |



**Governance Insights**

## Director Succession Planning & ESG Matters

### *Q&A with Doyle Beneby, Chair of the Nominating and Corporate Governance Committee*

**Question: The Board has added a number of new directors over the past several years. How does the Committee approach succession planning for the Board?**

The Nominating Committee is responsible for recommending changes to the size, structure, composition, and functioning of the Board and its committees, and we discuss the need for such changes on an annual basis (or periodically, if an unexpected change to the Board occurs). We seek candidates who can bring new perspectives and particular skills to support the Company's strategy on a going-forward basis. In 2021, this effort resulted in the addition of Laura M. Bishop to increase the Board's financial expertise and experience in executive management and corporate governance. In 2022, Charles L. Harrington's addition expanded the breadth of the Board's experience in business and technology transformation for complex organizations, as well as leadership and financial/audit expertise. And in 2023, the Board nominated Matthew J. Espe to expand the Board's management experience and knowledge in the areas of finance, accounting, international business operations, risk oversight, and corporate governance.

Our efforts in this area are driven by the Board's desire for a composition that represents a range of tenures, areas of expertise, industry experience, and backgrounds. We believe the newer members of our Board are balanced by our more tenured members, who contribute meaningful context and experience to our oversight of management and execution of the Company's strategy.

**Question: What recent progress and other milestones has the Company's ESG Program achieved under the Committee's oversight?**

The Nominating and Corporate Governance Committee is responsible for overseeing the Company's ESG Program, which includes initiatives that seek to improve the way we work and live, empower diversity, equity, and inclusion, and give back to the communities in which we operate.

The Proxy Statement Summary on page 4 and the graphics on the next page highlight several recent ESG awards and recognitions of which we are proud, including for our efforts to recruit and retain veterans and support women, parents, and LGBTQ+ colleagues. We believe these awards reflect our ongoing efforts to create an inclusive culture and workplace. In addition, the following section describes some of our ESG Program's recent initiatives and accomplishments. More information about our ESG Program, our reporting, and other achievements is available on the Korn Ferry website.

## *Reporting*

- The Company published its fifth ESG Report in 2023, covering 2022 activities and achievements. The 2022 ESG Report received Platinum honors from the Hermes Creative Awards. The Company's 2021 ESG Report (published in 2022) covering 2021 activities and achievements also received Platinum honors from the Hermes Creative Awards and Platinum honors from MarCom Awards.

- In 2023, the Company also published its inaugural report in alignment with the standards of the Task Force for Climate-Related Disclosures and its third report in general alignment with the reporting recommendations for its industry by the Sustainability Accounting Standards Board.

- Korn Ferry was awarded the 2022 Gold Status Medal from EcoVadis for its sustainability practices. This represents a score in the top 5% of the companies assessed by EcoVadis globally. We received the Silver Status Medal from EcoVadis for three consecutive years prior to 2022, and our score has improved each year.

- For the sixth consecutive year, Korn Ferry responded to the CDP Climate Change survey, reporting on our greenhouse gas emissions and broader practices related to climate change. Korn Ferry achieved a Leadership Level rating for our 2022 submission, which detailed calendar year 2021 emissions and climate-related practices. The Leadership Level rating is the highest level in the CDP framework.

### *❙ ESG Awards and Recognitions*

| 100 Best Companies (for Working Mothers) | Best Companies for Dads | Gold Hire Vets Medallion Award (Lucas Group) | Top Companies for Executive Women | Best Companies for LGBTQ+ Equality (Perfect Score) |
|---|---|---|---|---|
| *Seramount* | *Seramount* | *U.S. Dep't of Labor* | *Seramount* | Human Rights Campaign |
| **2019** | **2020** | **2022** | **2020** | **2019** |
| **2020** | **2021** | | **2021** | **2020** |
| **2021** | **2022** | | **2022** | **2021** |
| **2022** | | | | **2022** |













# Director Qualifications

| | |
|---|---|
| **Our Approach** | The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes there are certain attributes every director should possess, as reflected in the Board's membership criteria discussed below. Accordingly, the Board and the Nominating Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs. |
| **Minimum Criteria** | The Nominating Committee is responsible for developing and recommending Board membership criteria to the full Board for approval. The criteria, which are set forth in the Company's Corporate Governance Guidelines, include:<br><br>✓ a reputation for integrity,<br>✓ honesty and adherence to high ethical standards,<br>✓ strong management experience,<br>✓ current knowledge of and contacts in the Company's industry or other industries relevant to the Company's business,<br><br>✓ the ability and willingness to commit adequate time and attention to Board and Committee activities, and<br>✓ the fit of the individual's skills and personality with those of other directors in building a Board that is effective, collegial, diverse, and responsive to the needs of the Company. |
| **Diverse Experience and Backgrounds** | The Nominating Committee seeks a variety of occupational, educational, and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the Board in such areas as professional experience, geography, race, gender, and ethnicity. While the Nominating Committee does not have a formal policy with respect to diversity, the Nominating Committee believes it is essential that Board members represent diverse viewpoints and backgrounds. |
| **Evaluating Board Composition** | The Nominating Committee periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company's current business and strategic plans. This periodic assessment enables the Board to update the skills and experience it seeks in the Board as a whole and in individual directors as the Company's needs evolve and change over time, and to assess the effectiveness of efforts to pursue diversity. |
| **Identifying Director Candidates** | In identifying director candidates from time to time, the Nominating Committee considers recommendations from Board members, management, and stockholders, and may from time to time engage a third-party search firm or utilize Company resources. The Nominating Committee may establish specific skills and experience that it believes the Company should seek in order to constitute a balanced and effective board. In evaluating director candidates, and considering incumbent directors for renomination to the Board, the Nominating Committee takes into account a variety of factors. These include each nominee's independence, financial literacy, personal and professional accomplishments, and experience, each in light of the composition of the Board as a whole and the needs of the Company in general, and for incumbent directors, past performance on the Board. |
| **Reviewing Director Commitments** | The Nominating Committee also considers each nominee's or incumbent director's ability and willingness to commit adequate time to Board and committee matters. |

# Annual Board and Committee Evaluations

Each year, the Board and its committees conduct a self-evaluation to determine that they are functioning effectively and consistently with their purpose and responsibilities. Topics addressed through these processes have included Board structure, director nominations and recruitment, Board and committee meetings and information, Board responsibilities, including management succession planning, and Board and management relations.

| **Solicit Feedback** | **Review By Outside Counsel** | **Internal Review** | **Discussion & Updates** |
|---|---|---|---|
| Directors receive via a secure website a detailed questionnaire designed to elicit feedback regarding the functioning and leadership of the Board and each of the committees as a whole. | Outside counsel reviews the responses to the questionnaire and consolidates the feedback into a summary presentation. | A summary of results are provided by outside counsel, with the anonymized responses, to the Chair of the Board and the Chair of the Nominating Committee for review. | The results are discussed at both the Board and Nominating Committee levels, along with a determination of what, if any, changes should be made in light of the responses. |

# Snapshot of Director Nominees



| Doyle N. BENEBY | Laura M. BISHOP | Gary D. BURNISON | Matthew J. ESPE | Charles L. HARRINGTON | Jerry P. LEAMON | Angel R. MARTINEZ | Debra J. PERRY | Lori J. ROBINSON |

## Board Composition: Skills, Tenure,* and Diversity

The Board and Company are focused on creating a Board that reflects a wide range of backgrounds, experiences, and cultures. The following skills are possessed by one or more of our nominees:

- Extensive Senior Leadership/Executive Officer Experience (including as a public company Chief Executive Officer)
- Risk Management/Oversight Experience
- Broad International Experience
- Accounting Expertise (including two Certified Public Accountants)
- Significant Strategic Oversight and Execution Experience
- Broad Product and Marketing Experience
- Climate and Energy Expertise

- Significant Public Company Board, Committee, and Corporate Governance Experience
- Innovative Thinking
- High Ethical Standards
- Appreciation of Diverse Cultures and Backgrounds
- Experience Overseeing Large and Diverse Workforces
- Breadth of Experience Across Industries
- Information Security Expertise

### *As of Filing*

Average Tenure: **6.7 years**

5 years and less: **43%**
6 to 10 years: **29%**
More than 10 years: **29%**



**63%**\*\*
Underrepresented

*including 1 Military Veteran\*\*\**

### *If All Nominees Are Elected*

Average Tenure: **5.9 years**

5 years and less: **50%**
6 to 10 years: **25%**
More than 10 years: **25%**



**56%**\*\*
Underrepresented

*including 1 Military Veteran\*\*\**

| | Beneby | Bishop | Burnison | Espe | Harrington | Leamon | Martinez | Perry | Robinson |
|---|---|---|---|---|---|---|---|---|---|
| Gender | M | F | M | M | M | M | M | F | F |
| Racially/ Ethnically Diverse | ● | | | | | | ● | | |

* Tenure is provided for non-executive directors only. Figures may not total 100% due to rounding.

\*\* These graphics represent directors who are members of underrepresented groups (by gender or race/ethnicity).

\*\*\* Not included in percentages of directors from underrepresented groups.

# Background and Qualifications of Director Nominees

The biographies below set forth information about each of the director nominees, including each such person's specific experience, qualifications, attributes, and skills that led our Board to conclude that such director nominee should serve on our Board in light of the Company's current business, structure, and strategic plans. The process undertaken by the Nominating Committee in recommending qualified director candidates is described above under "Director Qualifications" and below under "Corporate Governance—Board Committees—Nominating and Corporate Governance Committee."



### *Doyle N. BENEBY*

Director Since: **2015**

Former President and Chief Executive Officer, Midland Cogeneration Venture

Age: **63**

**Other Directorships:**

**Public Companies:**
- Quanta Services
- Capital Power Corporation
- West Fraser Timber Co. Ltd.

**Other Companies:**
- N/A

**Professional Experience:**

**President and Chief Executive Officer** (Nov. 2018 – Sept. 2022)
   Midland Cogeneration Venture, *a natural gas fired combined electrical energy and steam energy generating plant*

**Chief Executive Officer** (Nov. 2015 – May 2016)
   New Generation Power International, *a start-up international renewable energy company*

**President and Chief Executive Officer** (July 2010 – Nov. 2015)
   CPS Energy, *the largest public power, natural gas, and electric company in the nation*

**President, Exelon Power, and Senior Vice President, Exelon Generation** (2009 – 2010)
**Vice President, Generation Operations, Exelon Power** (2008 – 2009)
**Vice President, Electric Operations, PECO Energy** (2005 – 2008)
   Exelon Corporation, *a nuclear electric power generation company*

**Board Qualifications and Skills:**

**Extensive Senior Leadership/Executive Officer Experience:** In addition to his experience as a professional director, Mr. Beneby previously served in a multitude of senior leadership positions, including as former President and Chief Executive Officer of Midland Cogeneration Venture, as Chief Executive Officer of New Generation Power International, as President and Chief Executive Officer of CPS Energy, and various leadership roles at PECO Energy and Exelon Power, where he served as President.

**Broad Energy Industry Experience:** Over 35 years of experience in the energy industry, with expertise in many facets of the electric and gas utility industry.



**Laura M. BISHOP**

Director Since: **2021**

Former Executive Vice President and Chief Financial Officer, USAA

Age: **61**

**Other Directorships:**

**Public Companies:**
• N/A

**Other Companies:**
• Pie Group Holdings, Inc.
• Fidelity Mutual Funds

**Professional Experience:**

**Executive Vice President and Chief Financial Officer** (June 2014 – Dec. 2020)
**Various Roles, including member of Executive Council** (2001 – 2014)
   USAA, *a Fortune 100 integrated financial services company that provides financial products and services for the military and their families*

**Various Roles, including Senior Vice President and Chief Financial Officer** (1992 – 2000)
   Luby's Inc., *a publicly traded restaurant company*

**Various Roles, including Senior Manager** (1983 – 1992)
   Ernst & Young LLP, *a multinational professional services network*

**Board Qualifications and Skills:**



**Senior Leadership/Executive Officer Experience:** Held senior leadership positions over a nearly 20-year career with USAA, including as Executive Vice President and Chief Financial Officer, and in her near decade of work with Luby's Inc., including as Senior Vice President and Chief Financial Officer. As a member of USAA's Executive Council, Ms. Bishop was also responsible for developing and executing strategy while directing activities across enterprise-wide financial management and reporting, including treasury, capital management, controller, tax, planning and forecasting, and strategic cost management. She was also responsible for governance and oversight for investment strategy and management of all institutional and benefit plan portfolios, as well as all capital markets activities, including commercial paper and long-term debt programs, credit facilities, asset-backed securitizations, and reinsurance programs.

**Financial Experience and Investment Expertise:** In September 2022, Ms. Bishop joined the Board of Trustees of the Fixed Income & Asset Allocation Funds of Fidelity Mutual Funds as an Advisory Trustee. At USAA, she served as the enterprise Chief Financial Officer for all of USAA's operating companies spanning the Property and Casualty companies, USAA Federal Savings Bank, and USAA Life Insurance Company. As a Senior Manager at Ernst & Young LLP, she directed audits of publicly traded and privately held companies in a variety of industries. Ms. Bishop also holds a Bachelor of Business Administration in Accounting and is on the Audit Committee of private company Pie Group Holdings, Inc. Ms. Bishop is a certified public accountant.



**Gary D. BURNISON**

Director Since: **2007**

President and Chief Executive Officer

Age: **62**

**Other Directorships:**

**Public Companies:**
• N/A

**Other Companies:**
• N/A

**Professional Experience:**

**President and Chief Executive Officer** (July 2007 – Present)
**Executive Vice President and Chief Financial Officer** (March 2002 – June 2007)
**Chief Operating Officer** (Oct. 2003 – June 2007)
   Korn Ferry

**Principal and Chief Financial Officer** (1999 – 2001)
   Guidance Solutions, *a website development company*

**Executive Officer and Director** (1995 – 1999)
   Jefferies & Company, Inc., *the principal operating subsidiary of Jefferies Group, Inc., a diversified financial services company*

**Partner**
   KPMG Peat Marwick, *a multinational professional services network*

**Board Qualifications and Skills:**



**High Level of Financial Experience:** Substantial financial experience gained in roles as President, Chief Executive Officer, and as former Chief Financial Officer and Chief Operating Officer of the Company, as Chief Financial Officer of Guidance Solutions, as an executive officer of Jefferies & Company, Inc., and as a partner at KPMG Peat Marwick.

**Senior Leadership/Executive Officer Experience:** In addition to serving as the Company's President and Chief Executive Officer, served as Chief Financial Officer of Guidance Solutions.

**Extensive Knowledge of the Company's Business and Industry:** Over 20 years of service with the Company, in increasingly senior roles.

**Thought Leader:** Author of nine leadership and career development books, and regular content focused on the intersection of strategy, talent, and leadership, as well as a frequent contributor to media outlets.



### Matthew J. ESPE
Nominee

**Age: 64**

**Other Directorships:**
**Public Companies:**
- Anywhere Real Estate Inc.
- WESCO International, Inc.

**Other Companies:**
- N/A

**Professional Experience:**

**Operating Partner** (November 2017 – Present)
Advent International, *a Boston-based private equity investment firm*

**Chief Executive Officer** (February 2017 – November 2017)
Radial Inc., *an ecommerce services business*

**Operating Advisor** (2016 – 2017)
Berkshire Partners, LLC, *a private equity firm*

**President and Chief Executive Officer** (2010 – March 2016)
Armstrong World Industries, Inc., *a global producer of flooring products and ceiling systems*

**Chairman and Chief Executive Officer** (2008 – 2010)
Ricoh Americas Corporation, *an information management and digital services company*

**Chairman, President and Chief Executive Officer** (2003 – 2008)
**President and Chief Executive Officer** (2002 – 2003)
IKON Office Solutions, Inc., *a document management services company*

**Various Roles, including President and Chief Executive Officer, GE Lighting** (1980 - 2002)
General Electric Company, *a multinational conglomerate*

**Board Qualifications and Skills:**



**Senior Leadership/Executive Officer Experience:** Over 22-year career at General Electric Company, held increasing roles of responsibility, followed by leadership positions as Chief Executive Officer of multiple private companies across industries. He has deep experience in strategy development and execution, operational management, business development, and technology development.

**Significant Business Transformation Experience:** In his work for private equity firms, served as chairman for two privately held portfolio companies and led the transformation of Radial Inc. as Chief Executive Officer, resulting in the successful sale of the business. As Chief Executive Officer of IKON Office Solutions, transformed the company's business model and increased shareholder value following its merger with Ricoh Japan.

**Extensive Advisory and Board Experience:** More than 21 years of public and private company board experience, including as Chairman at Klöckner Pentaplast Europe GmbH & Co. (from 2018 to 2023) and as a director at Foundation Building Materials Inc. (from 2018 to 2021), Veritiv Corporation (from 2016 to 2017), Armstrong World Industries, Inc. (from 2010 to 2016), and KG Unisys Corporation (from 2004 to 2014).



### Charles L. HARRINGTON
Director Since: **2022**

**Age: 64**

**Other Directorships:**
**Public Companies:**
- J.G. Boswell Company
- John Bean Technologies
- Constellation Energy

**Other Companies:**
- Cal Poly Foundation
- Institute of Digital Engineering USA

**Professional Experience:**
**Executive Chairman** (2021 - 2022)
**President** (2009 – 2021)
**Chairman and Chief Executive Officer** (2008 – 2021)
**Executive Vice President, Chief Financial Officer, and Treasurer** (2006 – 2008)
**Various Roles, including Group President, PARCOM, Biotechnology, Semiconductors and Telecommunications** (1982 – 2006)
Parsons Corporation, *a technology-focused defense, intelligence, security, and infrastructure engineering firm*

**Board Qualifications and Skills:**



**Senior Leadership/Executive Officer Experience:** Over his nearly 40-year career at Parsons Corporation, held increasing roles of responsibility, including 13 years as Chief Executive Officer, 12 years as President, and two years as Chief Financial Officer, Executive Vice President, and Treasurer. He has deep experience in strategy development and execution, business transformation, operational management, business development, and technology development.

**Significant Advisory and Board Experience:** More than 15 years of public company board experience, including at Parsons Corporation (as Chairman from 2008 to 2021 and Executive Chairman from 2021 to 2022) and AES Corporation (from 2013 to 2020) where he chaired the Audit Committee. Serves as director of the Cal Poly Foundation since 2010 and as Vice Chair since 2019. Also serves as the director and chairman of the non-profit Institute for Digital Engineering USA, and as an advisor to Glasswing Ventures, and The Holdsworth Group, LLC.



**Jerry P. LEAMON**

Director Since: **2012**

Former Global Managing Director, Deloitte

Age: **72**

**Other Directorships:**

**Public Companies:**
- N/A

**Other Companies:**
- Credit Suisse USA, a subsidiary of Credit Suisse Group AG
- Geller & Company
- Jackson Hewitt Tax Services
- Business Advisory Council of the Carl H. Lindner School of Business

**Professional Experience:**

**Various Roles, including Global Managing Director and Partner** (1972 – 2012)
   Deloitte, *a multinational professional services company*

**Board Qualifications and Skills:**



**High Level of Financial Experience:** Substantial financial experience gained from an almost 40-year career with Deloitte, including as leader of the tax practice in the U.S. and globally, and as leader of the M&A practice for more than 10 years.

**Accounting Expertise:** In addition to an almost 40-year career with Deloitte, Mr. Leamon is a certified public accountant.

**Broad International Experience:** Served as leader of Deloitte's tax practice, both in the U.S. and globally, and was Global Managing Director for all client programs, including industry programs, marketing communication and business development.

**Service Industry Experience:** Deep understanding of operational and leadership responsibilities within the professional services industry, having held senior leadership positions at Deloitte while serving some of their largest clients.

**Significant Board Experience:** Mr. Leamon serves on a number of boards and non-profit organizations, including Credit Suisse USA, where he chairs the Audit Committee, Geller & Company, and Jackson Hewitt Tax Services. He served as chairman of Americares Foundation for seven years and a Board member for 17 years. He is also Trustee Emeritus of the University of Cincinnati Foundation and Board and serves as a member of the Business Advisory Council of the Carl H. Lindner School of Business.



**Angel R. MARTINEZ**

Director Since: **2017**

Former Chairman of the Board of Directors and former Chief Executive Officer and President, of Deckers Brands

Age: **68**

**Other Directorships:**

**Public Companies:**
- Genesco Inc.

**Other Companies:**
- N/A

**Professional Experience:**

**Chief Executive Officer and President** (April 2005 – June 2016)
   Deckers Brands (formerly known as Deckers Outdoor Corporation), *a global leader in designing, marketing, and distributing innovative footwear, apparel, and accessories developed for both everyday casual lifestyle use and high performance activities*

**President, Chief Executive Officer and Vice Chairman** (April 2003 – March 2005)
   Keen LLC, *an outdoor footwear manufacturer*

**Executive Vice President and Chief Marketing Officer** (1999 – 2001)
**Chief Executive Officer and President, The Rockport Company** (1995 – 1999)
**President, Fitness Division** (1992 – 1995)
**Vice President, Global Business Development** (1985 – 1992)
**Vice President, Marketing** (1983 – 1985)
**Various Roles, including as a founding employee** (1980 – 1983)
   Reebok International Ltd., *an American fitness footwear and clothing manufacturer*

**Board Qualifications and Skills:**



**Extensive Senior Leadership/Executive Officer Experience:** Served in numerous senior leadership positions, including as Chief Executive Officer and President of Deckers Brands, Executive Vice President and Chief Marketing Officer of Reebok International Ltd., President of The Rockport Company, and President and Chief Executive Officer of Keen, LLC.

**Broad Product and Marketing Experience:** Almost 40 years of experience in management, product, and marketing from senior positions with, among other companies, Deckers Brands, Reebok International, and The Rockport Company.

**Significant Public Company Board and Corporate Governance Experience:** Over 24 years of public company board service, including as a director of Tupperware Brands Corporation from 1998 to 2020, and Executive Chairman (2008 to 2016) and non-Executive Chairman (2016 to 2017) of the Board of Deckers Brands.



**Debra J. PERRY**

Director Since: **2008**

Former senior managing director in the Global Ratings and Research Unit of Moody's Investors Service, Inc.

Age: **72**

**Other Directorships:**
**Public Companies:**
• Assurant, Inc.

**Other Companies:**
• The Bernstein Funds, Inc., a mutual fund complex

**Professional Experience:**

**Senior Managing Director, Global Ratings and Research Unit, Moody's Investors Service, Inc.** (2001 – 2004)
**Chief Administrative Officer and Interim Chief Credit Officer** (1999 – 2001)
**Group Managing Director, Finance, Securities and Insurance Rating Groups** (1996 – 1999)
**Various Roles** (1992 – 1996)
   Moody's Corporation, *a business and financial services company*

**Board Qualifications and Skills:**



**High Level of Financial Experience:** Substantial financial experience gained from more than 40 years of professional experience in financial services and serving on financial institution boards and audit committees, including a 12-year career at Moody's Corporation, where among other things, Ms. Perry oversaw the Americas Corporate Finance, Leverage Finance, Public Finance and Financial Institutions departments.

**Significant Audit Committee Experience:** Over 19 years of public company audit committee service, including as a Chair of PartnerRe's Audit Committee (from January 2015 to March 2016) and as a member of the audit committees of the BofA Funds Series Trust (from April 2011 to May 2016), Genworth Financial (from Dec. 2016 to May 2022), MBIA (from 2004 to 2008), CNO Financial Group, Inc. (from 2004 to 2011), Korn Ferry (since 2008; appointed Chair in 2010), and The Bernstein Funds, Inc. (since 2011).

**Significant Public Company Board and Corporate Governance Experience:** Currently serves as a director of Assurant, Inc. (since August 2017), including as Finance & Risk Committee Chair and Nominating and Governance member, and as a director of The Bernstein Funds, Inc. (since July 2011), including as a member of the Audit Committee and Nominating Committee, and former Chair (from July 2018 to June 2023). Previously served as a director of Genworth Financial (Dec. 2016 to May 2022), as a director of PartnerRe (June 2013 to March 2016), MBIA (2004 to 2008), and CNO Financial Group, Inc. (2004 to 2011), and as a trustee of BofA Funds Series Trust (April 2011 to May 2016). Named in 2014 to the National Association of Corporate Directors' Directorship 100, which recognizes the most influential people in the boardroom and corporate governance community. Serves as a trustee of the Committee for Economic Development of the Conference Board, a non-partisan, business-led public policy organization.



**Lori J. ROBINSON**
*General (ret.)*

Director Since: **2019**

Commander, U.S. Northern Command and North American Aerospace Defense Command, Department of the Air Force (Ret.)

Age: **64**

**Other Directorships:**
**Public Companies:**
• Nacco Industries
• Centene Corp.

**Other Companies:**
• The Robinson Group, LLC

**Professional Experience:**

**Non-Resident Senior Fellow** (2018 – Present)
   Harvard Kennedy School, Belfer Center for Science and International Affairs

**Founder, Director** (2018 – Present)
   The Robinson Group, LLC

**Commander** (2016 – 2018)
   U.S. Northern Command and North American Aerospace Defense Command, Department of Defense

**Commander** (2014 – 2016)
   Pacific Air Forces, U.S. Air Force

**Vice Commander** (2013 – 2014)
   Air Combat Command, U.S. Air Force

**Board Qualifications and Skills:**



**High Level of Leadership Experience:** Four Star General and first female U.S. Combatant Commander, holding numerous government leadership roles with the U.S. Department of Defense, including serving as Commander of the U.S. Northern Command and North American Aerospace Defense Command, and Commander, Pacific Air Forces and Air Component Commander for U.S. Pacific Command, leading more than 45,000 Airmen. Named by Time Magazine as one of the "Women Who Are Changing The World" in 2017, in recognition of her service as the first woman to lead a top-tier U.S. Combat Command, and as one of "Time's Most Influential People in 2016."

**Significant Strategic Oversight and Execution Experience:** Over three decades of experience with the U.S. Air Force overseeing, among other things, homeland defense, civil support, and security cooperation.

**Extensive International Experience:** Interacted with counterparts in the Indo-Pacific (including China) and the Middle East, reported directly to the U.S. Secretary of Defense and Chief of the Canadian Defence Staff, served four combat tours, and oversaw U.S. Air Force operations in the Middle East.

# Corporate Governance

The Board oversees the business and affairs of the Company and believes good corporate governance is a critical factor in our continued success and also aligns management and stockholder interests. Through our website, at *www.kornferry.com*, our stockholders have access to key governing documents such as our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and charters of each committee of the Board, as well as information regarding our internal ESG Program. The highlights of our corporate governance program are included below:

| Board Structure | Stockholder Rights | Other Highlights |
|---|---|---|
| • 88% of the Board consists of Independent Directors | • Annual Election of All Directors | • Clawback Policy |
| • Independent Chair of the Board, Separate from CEO | • Majority Voting for Directors in Uncontested Elections | • Stock Ownership Policy |
| • Independent Audit, Compensation, and Nominating Committees | • No Poison Pill in Effect | • Pay-for-Performance Philosophy |
| • Regular Executive Sessions of Independent Directors | • Stockholder Communication Process for Communicating with the Board | • Policies Prohibiting Hedging, Pledging, and Short Sales |
| • Annual Board and Committee Self-Evaluations | • Regular Stockholder Engagement | • No Excise Tax Gross-Ups |
| • 56% Board Members and nominees from Underrepresented Groups (by Gender or Race/Ethnicity) (if all are elected) | • No Supermajority Voting Standards | • Quarterly Education on Latest Corporate Governance Developments |
| • 2 Committees Led by Directors from Underrepresented Groups (by Gender or Race/Ethnicity) | • Ability of Stockholders to Call Special Stockholder Meetings | • Committee Oversight of ESG Program |
| • Annual Strategic Off-Site Meeting | | • Board Oversight of Political Contributions and Risk |
| • No Director Serves on More than Four Public Company Boards (including the Company's Board) | | • Annual Evaluation of Corporate Governance Guidelines and Committee Charters |
| • 10-Term Service Limit for Non-Executive Directors Joining the Board after October 1, 2020 | | • Annual Board and Compensation Committee Review of Succession Planning |
| | | • Board Access to Management |

# Board Leadership Structure

***Board Discretion.*** The Company's Corporate Governance Guidelines provide that the Board is free to select its Chair and Chief Executive Officer in the manner it considers to be in the best interests of the Company and that the role of Chair and Chief Executive Officer may be filled by a single individual or two different persons. This provides the Board with flexibility to decide what leadership structure is in the best interests of the Company at any point in time.

***Separate Chair and CEO.*** Currently, the Board is led by an independent, non-executive Chair, Mr. Leamon. Following the Annual Meeting, Mr. Leamon will serve as Chair of the Board, subject to his re-election as a director at the Annual Meeting. The Board has determined that having an independent director serve as Chair of the Board is in the best interests of the Company at this time because it allows the Chair to focus on the effectiveness and independence of the Board while the Chief Executive Officer focuses on executing the Company's strategy and managing the Company's business. In the future, the Board may determine that it is in the best interests of the Company to combine the role of Chair and Chief Executive Officer.

# Director Independence

***Board Determinations.*** The Board has determined that as of the date hereof, 88% of the Board is "independent" under the independence standards of The New York Stock Exchange (the "NYSE"). The Board has determined that the following directors and nominees are "independent" under the independence standards of the NYSE: Doyle N. Beneby, Laura M. Bishop, Matthew J. Espe, Charles L. Harrington, Jerry P. Leamon, Angel R. Martinez, Debra J. Perry, and Lori J. Robinson. The Board also determined that George Shaheen and Christina Gold qualified as independent during their service on the Board in fiscal 2022.

***Independence Standards.*** For a director to be "independent," the Board must affirmatively determine that such director does not have any material relationship with the Company. To assist the Board in its determination, the Board reviews director independence in light of the categorical standards set forth in the NYSE's Listed Company Manual. Under these standards, a director cannot be deemed "independent" if, among other things:

- the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company;

- the director has received, or has an immediate family member who received, during any 12-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- (1) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor, (2) the director is a current employee of such a firm, (3) the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit, or (4) the director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the Company's audit within that time;

- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serve or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

***Executive Sessions.*** The independent directors of the Board meet regularly in executive sessions outside the presence of management. Mr. Leamon, as Chair of the Board, currently presides at all executive sessions of the independent directors.

**I** *If All Nominees Are Elected*



**8**
Independent

**89%**
Independent

**1**
Non-Independent

# Board's Oversight of Enterprise Risk and Risk Management

The Board plays an active role, both as a whole and also at the committee level, in overseeing the Company's management of risks. Management is responsible for the Company's day-to-day risk management activities.



**The Board**

Oversees Company process for assessing and managing risk

Monitors risks through regular reports from each committee chair and the General Counsel

Apprised of particular risk management matters in connection with its general oversight and approval of corporate matters, including, but not limited to, cybersecurity

| Audit Committee | Nominating and Corporate Governance Committee | Compensation and Personnel Committee |
|---|---|---|
| Periodically reviews management's risk assessment and risk management policies, the Company's major financial risk exposures (including risks related to cybersecurity vulnerabilities), and the steps management has taken to monitor and control such exposures | Oversees risks associated with operations of the Board and its governance structure | Reviews risks related to Company's compensation programs for senior management and employees |
| | Oversees risks associated with ESG matters | Assists Board in determining whether the Company's compensation programs involve risks that are reasonably likely to have a material adverse effect on the Company |

**Management**

General Counsel periodically reports to the Board on litigation and other legal risks that may affect the Company

Various members of senior management periodically report to the Board on risk mitigation measures related to business continuity, disaster recovery, data privacy, and cybersecurity

The Company has established an enterprise risk assessment framework for identifying, aggregating, and evaluating risk across the enterprise. This framework is integrated with the Company's annual planning, audit scoping, and control evaluation management by its internal auditor and the Company's Enterprise Risk Council, composed of leaders of key functions. While the Board reviews risk management more broadly as a dedicated periodic agenda item, the review of the results of the enterprise risk assessment is a dedicated annual agenda item for the Audit Committee. The Company's other Board committees also consider and address risk during the course of their performance of their committee responsibilities, as summarized in the above graphic.

We believe the division of risk management responsibilities described above provides an appropriate framework for evaluating and addressing the risks facing the Company, and that our Board leadership structure supports this approach because it allows our independent directors, through the independent committees and non-executive Chair, to exercise effective oversight of the actions of management. To address emerging risks, the Company will from time to time form working groups to monitor or focus on such risks, such as the AI & Emerging Technology Working Group, whose responsibilities, membership, and goals have evolved over time.

Throughout the year, the Board receives regular training and updates on governance topics ranging from the increasing focus on ESG, diversity, and human capital matters by investors and regulators, legal developments related to corporate governing documents, and evolving SEC disclosure and stockholder proposal requirements, among others.

# Cybersecurity and Data Privacy Risk Oversight

Cybersecurity and data privacy are risk categories surveyed as part of the Company's annual enterprise risk assessment. We also engage industry-leading third-party cybersecurity companies to conduct testing and assessments of our systems and processes and independently evaluate our policies and programs. This is complemented by a third-party risk management program designed to identify and mitigate third-party cyber risks. In addition, employees are required to complete annual training related to information security and privacy matters, augmented by dynamic training through an industry-leading security training platform that provides real-time feedback through tailored phishing simulations. Korn Ferry regularly evolves its information security and data privacy programs and practices to promote the compliant handling, security, and responsible use of the information and data entrusted to us.

| Board Oversight | In connection with the Board's risk management oversight responsibility, Board members receive a full cybersecurity and data privacy program briefing annually as well as periodic briefings based on specific requests or current events. |
|---|---|
| Management's Role | Our Senior Vice President, Chief Information Officer oversees the Vice President of Security and the global security organization, which are responsible for managing and enforcing Korn Ferry's information security policies and programs. Korn Ferry's global Security team is responsible for managing Korn Ferry's Information Security Management System, which includes policies like our Information Technology ("IT") Security Policy ("IT Security Policy"). The IT Security Policy is designed and administered to follow the guidelines outlined in ISO standards 27001 and 27018.<br><br>Our Senior Vice President, Chief Information Officer and Associate General Counsel (Privacy) are Co-Chief Privacy Officers. They lead our global Privacy team, which is responsible for overseeing the compliant processing of personal data. The global Privacy team is also charged with the maintenance and enhancement of the Company's data privacy program.<br><br>Korn Ferry's privacy and security functions are governed by the Privacy Executive Committee/Security Executive Committee, which meets on a regular basis to discuss matters pertaining to data privacy and cybersecurity. The committee includes senior representatives from Korn Ferry's IT, Security, Privacy, Legal, Finance, Digital, and Human Resources teams. Our executive management, Security, and Privacy teams are responsible for reviewing our security and privacy programs and policies.<br><br>Korn Ferry's Cloud Infrastructure Board sets governance guidelines for cloud infrastructure across the enterprise, including priorities for cloud security and operational excellence, targeted security and privacy training for developers, and direction of cloud investments, such as disaster recovery for digital applications. The Cloud Infrastructure Board meets regularly and includes representatives from Korn Ferry's IT, Security, Privacy, Cloud Operations, and Digital teams. |
| Governance Highlights | Korn Ferry has been certified by the British Standards Institute ("BSI") to ISO/IEC 27001 and ISO/IEC 27018 under certificate numbers IS 700177 and PII 707431, respectively, for our key technology platforms and processes across global operations.<br><br>Korn Ferry maintains a formal Security Incident Response Plan designed to enable incidents to be promptly discovered, contained, remediated, and escalated as needed to clients or other parties.<br><br>Korn Ferry has maintained cyber insurance for more than a decade. |

# Assessment of Risk Related to Compensation Programs

During fiscal year 2023, the Company conducted its annual review of executive and non-executive compensation programs globally, with particular emphasis on incentive compensation plans and programs. Based on this review, the Company evaluated the primary components of its compensation plans and practices to identify whether those components, either alone or in combination, properly balanced compensation opportunities and risk. As part of this inventory, several factors were noted that reduce the likelihood of excessive risk taking. These factors include: balancing performance focus between near-term objectives and strategic initiatives; issuing annual equity awards that vest over multiyear time horizons; and maintaining a stock ownership policy and a clawback policy applicable to our executive officers. Furthermore, the Compensation and Personnel Committee retains its own independent compensation consultant to provide input on executive pay matters, meets regularly, and approves all performance goals, award vehicles, and pay opportunity levels for named executive officers. As a result of this evaluation, the Company concluded that risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse impact on the Company.

# Board Committees

Although the full Board considers all major decisions, the Company's Bylaws permit the Board to have the following standing committees to more fully address certain areas of importance: (1) an Audit Committee, (2) a Compensation and Personnel Committee, and (3) a Nominating and Corporate Governance Committee. The members of the standing committees as of the date hereof are set forth in the tables below and reflect fully independent committees led by well-qualified chairs. Following the Annual Meeting, the Board will review the Nominating Committee's recommendations, if any, regarding the composition of the standing committees.

## Audit Committee

**Fiscal 2023 Meetings Held: 8**


**Debra J. PERRY**
CHAIR


**Laura M. BISHOP**


**Angel R. MARTINEZ**


**Charles L. HARRINGTON**

| | |
|---|---|
| **Independence:** | All Audit Committee members are "independent directors" under the applicable listing standards of the NYSE and the applicable rules of the SEC. |
| **Financial Literacy:** | The Board, in its business judgment, has determined that Mses. Bishop and Perry and Messrs. Harrington and Martinez are "financially literate" under the NYSE rules. |
| **Audit Committee Financial Experts:** | The Board determined that Ms. Perry qualifies as an "audit committee financial expert" from her many years of experience in the financial services industry and service on other public company Audit Committees, and that Ms. Bishop qualifies based on her years of service as a chief financial officer and certified public accountant with Ernst & Young LLP. |
| **Committee Report:** | The Audit Committee report may be found on page 75. |

**Key Responsibilities:**

- Is directly responsible for the appointment, compensation, retention, evaluation, and oversight of the independent registered public accounting firm, including annual assessments that consider, among other topics, the level of open and professional communication with the Audit Committee;
- Reviews the independent registered public accounting firm's qualifications and independence and has processes in place for the timely communication of corporate changes or other events that could impact the firm's independence;
- Reviews the plans and results of the audit engagement with the independent registered public accounting firm;
- Oversees financial reporting principles and policies;
- Considers the range of audit and non-audit fees;
- Reviews the adequacy of the Company's internal accounting controls, including through regular discussions at committee meetings;
- Oversees the Company's internal audit function, including annually reviewing and discussing the performance and effectiveness of the Internal Audit Department;
- Oversees the Company's Ethics and Compliance Program, including annually reviewing and discussing the implementation and effectiveness of the program; and
- Works to provide for the integrity of financial information supplied to stockholders.

The Audit Committee also reviews new accounting standards applicable to the Company with the independent registered public accounting firm, Internal Audit Department, General Counsel, and the Chief Financial Officer, and is available to receive reports, suggestions, questions, and recommendations from them. The Audit Committee also confers with these parties in order to help assure the sufficiency and effectiveness of the programs being followed by corporate officers in the areas of compliance with legal and regulatory requirements, business conduct, and conflicts of interest.

## Compensation and Personnel Committee

**Fiscal 2023 Meetings Held: 7**

    

| Jerry P. LEAMON | Doyle N. BENEBY | Lori J. ROBINSON | Charles L. HARRINGTON | Laura M. BISHOP |
|---|---|---|---|---|
| CHAIR | | | | |

| | |
|---|---|
| **Independence:** | The Board has determined that all members of the Compensation and Personnel Committee are "independent directors" under the applicable listing standards of the NYSE. |
| **Committee Report:** | The Compensation and Personnel Committee report may be found on page 52. |

**Key Responsibilities:**

- Approves and oversees the Company's compensation programs, including cash, deferred compensation, and equity-based incentive programs provided to members of the Company's senior management group, including the Company's Chief Executive Officer, Chief Financial Officer, and other named executive officers, as well as equity-based compensation and deferred compensation programs provided to any Company employee;
- Reviews the compensation of directors for service on the Board and its committees; and
- Approves specific compensation actions, including salary adjustments, annual cash incentives, equity award grants, and employment and severance arrangements for the Chief Executive Officer and other executive officers.

The Compensation Committee also reviews and develops, in conjunction with the CEO, a CEO succession plan, both for use in an emergency situation and in the ordinary course of business, which the committee reports at least annually to the full Board. The Compensation Committee also oversees succession planning for positions held by senior management (other than the CEO) and reviews such plans at least annually with the Board, including recommendations and evaluations of potential successors to fulfill such positions.

The Compensation and Personnel Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee consisting solely of members of the Compensation and Personnel Committee who are non-employee directors and outside directors.

## Nominating and Corporate Governance Committee
**Fiscal 2023 Meetings Held: 4**



**Doyle N. BENEBY**
CHAIR



**Debra J. PERRY**



**Lori J. ROBINSON**

**Independence:** The Board has determined that all members of the Nominating Committee are "independent directors" under the applicable listing standards of the NYSE.

**Key Responsibilities:**
- Recommends criteria to the Board for the selection of nominees to the Board;
- Evaluates all proposed nominees;
- Prior to each annual meeting of stockholders, recommends to the Board a slate of nominees for election to the Board by the stockholders at the annual meeting;
- Makes recommendations to the Board from time to time as to changes the Committee believes to be desirable to the size, structure, composition, and functioning of the Board or any committee thereof;
- Oversees and monitors the Company's ESG Program; and
- Oversees risks associated with operations of the Board and its governance structure.

In evaluating potential nominees, the Nominating Committee considers a variety of criteria, including business experience and skills, independence, judgment, integrity, the ability and willingness to commit adequate time and attention to Board activities, and the absence of potential conflicts with the Company's interests. While the Nominating Committee does not have a formal policy with respect to diversity, it also takes into account the diversity of the Board when considering director nominees.

*Stockholder Recommendations.* Any stockholder recommendations for director are evaluated in the same manner as all other candidates considered by the Nominating Committee. Stockholders may recommend director nominees by mailing submissions to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary.

# Board Education and Refreshment

The Board seeks to bring together a diverse mix of directors that the Board and senior management can leverage to make well considered strategic decisions in the best interests of the Company and its stockholders. In support of this effort, management and the Board endeavor to provide directors with the information and updates needed to support their effective and active oversight of the Company.

*Onboarding.* Management, working with the Board and the Nominating Committee, is responsible for providing an orientation process for new directors, including background material on the Company, its business plan and its risk profile, and meetings with senior management.

*Strategic Off-Site.* The Board reviews the Company's long-term strategic plan at least annually and monitors implementation of the strategic plan throughout the year. The Board also holds an annual off-site meeting that focuses on the Company's strategy and the major areas of the Company's business.

*Continuing Education.* Under our policies, management is responsible for preparing additional educational sessions for directors on matters relevant to the Company, its business plan, and risk profile. The Company also offers to reimburse directors for attending continuing board education programs.

The Board has also adopted or updated refreshment mechanisms in the Corporate Governance Guidelines to balance the desire for Board refreshment with the flexibility to prioritize a director's contributions to the Board as the most important factor for determining continued service, and allow the Board to retain significantly contributing directors for additional time where warranted.

*Ten-Term Service Limit.* To encourage Board refreshment, new non-executive directors are not eligible to stand for re-election after serving as a director for ten full terms on the Board.

*Retirement Age Policy.* A director is generally not eligible to stand for election after his or her 74th birthday. The Corporate Governance Guidelines, however, reserve the Board's right, after a formal review of a director's contributions, to allow a director to stand for election for up to three additional terms of service after reaching his or her 74th birthday. Any such formal review will be conducted prior to nominating a director for any such additional term. The Board and the Nominating Committee believe that this policy appropriately enables the Board to retain the experienced insights of current directors while retaining a retirement age limit as a succession mechanism.

**| *As of Filing***



Average Tenure*: **6.7 years**

| | |
|---|---|
| 2022 | 1.0 C. Harrington |
| 2021 | 1.9 L. Bishop |
| 2019 | 3.9 L. Robinson |
| 2017 | 6.2 A. Martinez |
| 2015 | 7.9 D. Beneby |
| 2012 | 10.8 J. Leamon |
| 2008 | 15.6 D. Perry |

**5 years and less: 43%   6 to 10 years: 29%   More than 10 years: 29%**

**| *If All Nominees Are Elected***



Average Tenure*: **5.9 years**

| | |
|---|---|
| 2023 | M. Espe |
| 2022 | 1.0 C. Harrington |
| 2021 | 1.9 L. Bishop |
| 2019 | 3.9 L. Robinson |
| 2017 | 6.2 A. Martinez |
| 2015 | 7.9 D. Beneby |
| 2012 | 10.8 J. Leamon |
| 2008 | 15.6 D. Perry |

**5 years and less: 50%   6 to 10 years: 25%   More than 10 years: 25%**

**| *Director Refreshment*
*(Additions)***

| 2023 | 2022 | 2021 | 2019 |
|---|---|---|---|
| ➕ Matthew J. Espe (Nominee) | ➕ Charles L. Harrington | ➕ Laura M. Bishop | ➕ Lori J. Robinson |
| | | | ➕ Len J. Lauer** |

\*   *Tenure is provided for non-executive directors only. Figures may not total 100% due to rounding.*

\*\*   *Mr. Lauer unexpectedly passed away in April 2020.*

# Culture of Integrity and Code of Business Conduct and Ethics

Korn Ferry is committed to having and maintaining a strong and effective global Ethics and Compliance Program. Consistent with that commitment, the Board has promoted and continues to promote the Company's culture of ethics and integrity. The Board has adopted a Code of Business Conduct and Ethics that is applicable to all directors, employees, and officers (including the Company's Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer). Quality and professional responsibility starts with our Korn Ferry colleagues, which the Board emphasizes through the "tone at the top."

The Code of Business Conduct and Ethics provides a set of shared values to guide our actions and business conduct, including: loyalty, honesty, accountability, observance of ethical standards, and adherence to the law. Among other things, the Code of Business Conduct and Ethics requires directors, employees, and officers to:

- maintain the confidentiality of all information entrusted to them (except when disclosure is authorized or legally mandated);

- deal fairly with the Company's clients, service providers, suppliers, competitors, and employees;

- protect Company assets; and for those who have a role in the preparation and/or review of information included in the Company's public filings, to report such information accurately and honestly.

It also prohibits directors, employees, and officers from using or attempting to use their position at the Company to obtain an improper personal benefit. We intend to post on the Company's website amendments or waivers, if any, to the Code of Business Conduct and Ethics, with respect to our officers and directors within four business days following the amendment or waiver.

Korn Ferry asks all directors, officers, and employees, no matter where they are in the world, to make a commitment to abide by the Code, and the Company's values and ethical business conduct practices.

Our ethical business conduct practices and oversight include the following:

- the Nominating Committee selects potential Board candidates who are committed to promoting the Company's values, including a corporate culture of ethics and integrity;
- the Audit Committee is responsible for overseeing the implementation and effectiveness of the Company's Ethics and Compliance Program, including compliance with the Code of Business Conduct and Ethics;
- the Company has a General Counsel and Deputy Compliance Officer with a direct reporting channel to the Audit Committee; and
- the Company conducts compliance-related internal audits, investigations, and monitoring.

# Commitment to Good Governance Practices

The Nominating Committee and the Board benchmark its practices against its peers and other companies to review and consider "best practices" in corporate governance. The Nominating Committee and the Board also value stockholder input. Over the past several years, the Board has implemented various governance changes as a result of the Board's ongoing review of its governance practices, including in response to the views or input of the Company's stockholders, such as:

 Adding oversight of the Company's ESG Program to the responsibilities of the Nominating and Corporate Governance Committee

 Adopting a special stockholder meeting right for stockholders owning 25% of outstanding shares of Company stock

 Removing supermajority voting requirements and replacing them with majority voting standards

 Declassifying the Board and moving to annual director elections for all directors

 Engaging in outreach with investors related to executive compensation and ESG matters

The Board has also adopted Corporate Governance Guidelines, which among other things:

- limits outside board service to one additional public company board for the Company's Chief Executive Officer and three additional public company boards for other directors;
- specifies director candidate criteria;
- establishes the adoption of a stock ownership policy;
- assigns the Board oversight of the Company's political contributions, as well as related policies and procedures;
- vests responsibility with the Board for annually reviewing and monitoring the implementation of the Company's long-term strategic plan; and
- requires non-management directors to meet periodically without management.

In addition, the Corporate Governance Guidelines require that, when a director's principal occupation or business association changes substantially during his or her tenure as a director, that director is required to provide written notice of such change to the chair of the Nominating Committee, and agree to resign from the Board if the Board determines to accept such resignation. The Nominating Committee must then review and assess the circumstances surrounding such change, and recommend to the Board any appropriate action to be taken.

# 02
# *Compensation*

This page intentionally left blank

# Proposal No. 2
# Advisory Resolution to Approve Executive Compensation

In accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and more specifically, Section 14A of the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are asking stockholders to vote on an advisory resolution to approve the Company's executive compensation as reported in this Proxy Statement. Our executive compensation program is designed to support the Company's long-term success. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation and Personnel Committee has structured our executive compensation program to achieve the following key objectives:

- provide compensation packages to our executives that are competitive with other major employment services firms, a broader group of human capital companies, and similarly-sized publicly traded companies;

- closely tie individual annual cash incentive awards to the performance of the Company as a whole; and

- align the interests of senior management with those of our stockholders through direct ownership of Company common stock and by providing a substantial portion of each named executive officer's direct total compensation in the form of equity-based incentives.

We urge stockholders to read the "Compensation Discussion and Analysis" section below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative below which provide detailed information on the compensation of our named executive officers. The Compensation and Personnel Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" section are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to the Company's success.

We are asking stockholders to approve the following advisory resolution at the 2023 Annual Meeting of Stockholders:

> *RESOLVED, that the stockholders of Korn Ferry (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.*

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation and Personnel Committee will carefully review and consider the voting results when evaluating our executive compensation program. The Board's current policy is to include an advisory resolution to approve the compensation of our named executive officers annually. Accordingly, unless the Board modifies its policy on the frequency of future "say-on-pay" votes, including after taking into account the outcome of the advisory vote of stockholders regarding the frequency of future "say-on-pay" votes pursuant to Proposal No. 3, the next advisory vote to approve our executive compensation will occur at the 2024 Annual Meeting of Stockholders.



## RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"FOR"** the Company's advisory resolution to approve executive compensation.

# Proposal No. 3

# Advisory Resolution on the Frequency of Future Advisory Votes to Approve Executive Compensation

In accordance with Section 14A of the Exchange Act, we are asking stockholders to vote on whether future advisory votes to approve executive compensation of the nature reflected in Proposal No. 2 should occur every year, every two years or every three years.

After careful consideration, the Board has determined that continuing to hold future advisory votes to approve executive compensation every year is the most appropriate policy for the Company at this time, and recommends that stockholders vote for future advisory votes to approve executive compensation to occur every year. An annual advisory vote to approve executive compensation allows our stockholders to provide us with their direct input on our compensation philosophy, policies, and practices as disclosed in the proxy statement every year and is most useful to the Board and the Compensation and Personnel Committee.

Stockholders will be able to specify one of four choices for this proposal on the proxy card: three years, two years, one year or abstain. Stockholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes to approve executive compensation is non-binding on the Board. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes to approve executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs. The next advisory vote on the frequency of future advisory votes to approve our executive compensation will occur at the 2029 Annual Meeting of Stockholders.



### RECOMMENDATION OF THE BOARD

The Board unanimously recommends that you vote **"ONE YEAR"** for the frequency of future advisory votes to approve executive compensation.

# Compensation Discussion and Analysis

## *EXECUTIVE SUMMARY: FOCUS ON PAY-FOR-PERFORMANCE*

## Our Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") section provides a detailed description of our compensation philosophy, practices, and the factors and process used in making compensation decisions with respect to our fiscal year 2023 named executive officers ("NEOs"):

| Name | Title |
| --- | --- |
| Gary D. Burnison | President and Chief Executive Officer |
| Robert P. Rozek | Executive Vice President, Chief Financial Officer and Chief Corporate Officer |
| Byrne Mulrooney* | Former Chief Executive Officer, RPO and Digital |
| Mark Arian | Chief Executive Officer, Consulting |
| Michael Distefano | Chief Executive Officer, Professional Search and Interim |

\*    *Mr. Mulrooney stepped down as Chief Executive Officer, RPO and Digital, effective July 19, 2023, and terminated employment effective August 1, 2023.*

# Highlights for Fiscal Year 2023

**Against a tough macroeconomic and geopolitical environment, we delivered strong financial results and executed on our strategy.**

## FINANCIAL HIGHLIGHTS

| Fee Revenue | Operating Margin | Diluted Earnings Per Share | Net Income Attributable to Korn Ferry |
|---|---|---|---|
| $2.835B | 11.2% | $3.95 | $209.5M |
| **Adjusted EBITDA*** | **Adjusted EBITDA Margin*** | **Adjusted Diluted Earnings Per Share*** | **Returned to Shareholders** |
| $457.3M | 16.1% | $4.94 | $127M |

* Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Diluted Earnings Per Share are non-GAAP financial measures. For a discussion of these measures and for their reconciliation to the most directly comparable GAAP measures, see Appendix A to this Proxy Statement.

## BALANCED APPROACH TO CAPITAL ALLOCATION

| $254.8M | $61M | $18.5M | $93.9M | $33M |
|---|---|---|---|---|
| Invested in Acquisitions | Invested in Capital Expenditures | Spent on Debt Service Costs | Repurchased Shares | Paid in Dividends |

### Three-Year TSR Performance


$250
$200
$150
$100
$50
APR 2020
APR 2021
APR 2022
APR 2023
$172
$144
KFY Stock
Peer Group**

** Excludes Nielsen Holdings Plc due to its acquisition in October 2022.

## OTHER HIGHLIGHTS***

| 20% | SUCCESSFULLY ACQUIRED |
|---|---|
| Dividend Increase (to $0.18 per Share) | Two Interim Businesses (Infinity Consulting Solutions and Salo LLC) |

*** The dividend increase was announced in the first quarter of fiscal 2024.

## RECENT BUSINESS AWARDS AND RECOGNITIONS

**America's #1 Best Executive Recruiting Firm**
*/ Forbes Magazine*

**#1 Executive Search Firm in the Americas**
*/ Hunt Scanlon*
*(3rd Year Running)*



**A Leader in Recruitment Process Outsourcing (RPO)**
*/ Everest Group*
*(6th Year Running)*

**#1 Global RPO Provider**
*/ HRO Today*

**One of America's Best Management Consulting Firms**
*/ Forbes Magazine*
*(2nd Year Running)*

**One of America's Best Professional Recruiting Firms**
*/ Forbes Magazine*
*(6th Year Running)*

**A 2023 Top Sales Training & Enablement Company**
*/ Training Industries*

## RECENT ESG AWARDS AND RECOGNITIONS

**100 BEST**
COMPANIES FOR WORKING MOTHERS

**BEST**
COMPANIES FOR DADS

**TOP**
COMPANIES FOR EXECUTIVE WOMEN

**BEST**
PLACES TO WORK FOR LGBTQ+ EQUALITY HUMAN RIGHTS CAMPAIGN

**LEADERSHIP LEVEL**
CDP RATING (TOP LEVEL)

**TOP**
ECOVADIS SUSTAINABILITY RATING (TOP 5%)

**AMERICA'S CLIMATE LEADERS 2023**
USA TODAY

**PLATINUM**
MARCOM AWARDS 2021 ESG REPORT

**PLATINUM**
HERMES CREATIVE AWARDS 2021 & 2022 ESG REPORTS











GOLD 2022 ecovadis Sustainability Rating

bsi ISO/IEC 27001 Information Security Management CERTIFIED

bsi ISO 27018 Personal data in the cloud CERTIFIED

USA TODAY AMERICA'S CLIMATE LEADERS 2023 statista

U.S. DEPARTMENT OF LABOR HIRE Vets 2022 GOLD AWARD

## RECENT ESG ACCOMPLISHMENTS

**PUBLISHED**
2022 ESG Report
2022 SASB Report
TCFD Report

**$3M+**
Donated Financially or Through In-Kind Services

**ISO**
Certified Global Privacy & Security Programs

## Spotlight on CEO Pay Alignment

Our compensation program is intended to focus on aligning executive pay with stockholder interests. A key element used to achieve this goal is providing annual incentive compensation opportunities that result in payouts based solely on the extent of achievement of pre-established performance criteria. As described in more detail below, our Compensation and Personnel Committee sets performance metrics (and associated targets) consisting of financial goals and strategic execution key performance indicators ("KPIs"), other than with respect to fiscal year 2021 due to the unprecedented impact and uncertainty imposed on the Company's business due to the COVID-19 pandemic. Executives are not guaranteed payouts under the annual cash incentive plan and payouts from year to year will vary based on achievement of the applicable financial metrics and strategic execution KPIs.

The charts below show Mr. Burnison's annual cash incentive award compensation for fiscal years 2021, 2022, and 2023 and our corresponding achievement of the applicable financial metrics and KPIs under the annual cash incentive plan for each year, as well as our overall Fee Revenue and Adjusted EBITDA in each year. The performance goals under the annual incentive plan were rigorous and, as described in more detail on page 45, set at levels that our Compensation and Personnel Committee deemed could be difficult to achieve as the world was emerging from the global pandemic at the beginning of fiscal year 2023 and facing a number of macro uncertainties, including increasing talk of a potentially looming recession. Meeting threshold goals for fiscal year 2023 would only result in the payout of 50% of the target opportunity for each goal while performance below the threshold level would not result in any payout for the associated performance goal. In fiscal year 2023, our overall achievement of the applicable metrics and KPIs under the plan for our CEO was above threshold but below target, which resulted in a below target payout under the annual incentive plan for Mr. Burnison of 72.5% of target. The Compensation and Personnel Committee will continue to set rigorous performance goals in the future to incentivize superior performance year over year and align the Company's pay for performance with its stockholders' interests.



**/ Annual Cash Incentive**
(in millions)

$4.82
$3.45
$1.08
FY21
FY22
FY23

**/ Performance Metrics Achievement Percentage**

294%
200%
72.5%
FY21
FY22
FY23

**/ Fee Revenue**
(in millions)

1,810
2,627
2,835
FY21
FY22
FY23

**/ Adjusted EBITDA***
(in millions)

$286
$539
$457
FY21
FY22
FY23

* *Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.*

## Stockholder Engagement and Consideration of Last Year's Say on Pay Vote

Korn Ferry interacts with its stockholders to obtain their views on various topics from our Company strategy to capital allocation and executive compensation. These interactions are typically led by our Chief Financial Officer and colleagues from Investor Relations. During these interactions, our stockholders have expressed many viewpoints on a variety of topics generally focused on financial performance.

In fiscal 2023, these efforts included regular earnings calls, attendance at industry conferences, and several non-deal roadshows, through which we ultimately met with more than 70% of Korn Ferry's top 25 active (non-index) stockholders.

Our stockholders have traditionally voted favorably to support the Company's compensation philosophy that is designed to establish a strong alignment between performance and pay. At the 2021 Annual Meeting of Stockholders, however, as described in more detail in last year's proxy statement, our stockholders expressed disapproval of our fiscal year 2021 NEO compensation program as a result of one-time modifications made to our traditional compensation program in response to the unprecedented uncertainty thrust upon the Company's business as a result of the sudden outbreak of the global pandemic.

At the beginning of fiscal year 2022, even before the negative say-on-pay vote at our 2021 Annual Meeting, we had already returned to our traditional compensation program, including a return to our traditional 60-40 split between performance- and time-based long-term incentives and our traditional short-term annual cash incentive plan design, which we continued for fiscal year 2023. Through our stockholder outreach efforts following the 2021 Annual Meeting, our stockholders expressed overwhelming support for our return to the same pay for performance program that has received strong approval over the years, and for which stockholders confirmed their continued support during our outreach efforts. At the 2022 Annual Meeting, we were pleased that stockholders had the opportunity to express that approval with almost 98% of the votes cast in favor of the advisory vote to approve executive compensation. As a result, we determined that no changes were needed to our compensation program. The Company values stockholders' input and feedback and will continue to consider it in making executive compensation decisions.

# Annual Cash Incentive Plan Design



## Q&A with Jerry Leamon, Chair of the Compensation and Personnel Committee

**Question:** How does the Committee traditionally set the performance goals under the annual cash incentive plan each year?

As described in more detail below, the Company interacts with investors each year on a number of topics, including the financial metrics that investors view as most important. Using input from investors, the Company's strategic plan, the Strategy Execution Framework, and the Company's Annual Operating Plan ("AOP") as a basis, the Committee selects and sets performance metrics and associated targets. Typically, the threshold levels of performance each fiscal year—the respective minimum levels of performance required for payout under the annual incentive plan with respect to each metric—are set at levels equal to or greater than the prior fiscal year's actual results. For example, the Adjusted Fee Revenue threshold level as used in the annual incentive plan for our CEO and CFO and described in more detail beginning on page 45 below, was set $23 million higher in fiscal year 2023 compared to the fiscal year 2022 actual result. Meeting the threshold goal for fiscal year 2023 would only result in the payout of 50% of the target opportunity for such goal while performance below the threshold level would not result in any payout for the associated performance goal. The target level of performance required to earn a payout equal to 100% under the Adjusted Fee Revenue metric for our CEO and CFO was set $259 million higher in fiscal year 2023 compared to the fiscal year 2022 actual result (an increase of 9.9%).

**Question:** Why did the Committee set some of the performance goals under the annual cash incentive plan for fiscal year 2023 below actual results for fiscal year 2022?

The Committee set a number of goals below or equal to prior year actual results, including Adjusted EBITDA Margin goals, because the Company was projecting lower profitability in fiscal year 2023 compared to fiscal year 2022 as a result of the following:

1.  Emerging from the pandemic recovery, the way the world conducted work changed in a dramatic and permanent nature. Out of necessity, most work was being conducted virtually. Leveraging this, the habits and desires of employees changed. People no longer wanted to be tethered to a single company for their career and they were seeking multiple experiences—giving rise to the gig economy. Looking to capitalize on this, the Company made a strategic decision to enter the Interim business, trading off lower Adjusted EBIDITA Margin for a very large market opportunity with more durable revenues.

2.  Also during the pandemic recovery, companies experienced an extremely tight labor market compounded by the great resignation, which increased the Company's compensation and benefits costs, putting further downward pressure on profitability as we entered fiscal year 2023.

3.  At the beginning of fiscal year 2023, there were a number of macro uncertainties—the Russia/Ukraine war, unprecedented inflation followed by central banks raising interest rates, rising geo-political tensions, and the increasing talk of a potentially looming recession. These negative factors influenced the thinking around performance goal setting.

4.  Finally, given the business the Company had built, the slope of our pandemic recovery curve was steep requiring the Company to find and attract incremental resources in a tight labor market. As such, during much of fiscal year 2022, the Company's Adjusted EBITDA Margin was elevated. The Company planned to continue incremental hiring to meet customer needs as part of the fiscal year 2023 AOP, which would put downward pressure on the fiscal year 2023 planned Adjusted EBITDA Margin.

Although a number of the metrics under the annual cash incentive plan were set below fiscal year 2022 actual results, the Committee deemed such goals to be rigorous and achievement not certain at the time that they were set. Further, as described in more detail beginning on page 45 below, given the factors considered and the targets established, the Committee capped payouts for each metric at 100% of target for the metric, such that achievement above the target goal would not increase the corresponding bonus payout. Following the end of the fiscal year, the Committee determined that actual performance for fiscal year 2023 was, in the case of almost every performance goal, below actual performance for fiscal year 2022 as well as below the fiscal year 2023 target performance goals, resulting in below target payouts for all of our NEOs. The resulting below-target payouts under our annual incentive plan are reflective of our pay for performance philosophy.

## Best Practice Highlights

✓ Committee Uses Independent Compensation Consultant.

✓ Modest Perquisites for NEOs.

✓ Adopted Clawback Policy for Executive Officer Incentive Payments and Performance-Based Equity.

✓ No Single Trigger Equity Payments for NEOs with Change in Control.

✓ Focus on Rigorous Performance-Based Equity Awards for Majority of NEOs' Annual Equity Grants.

✓ Stock Ownership Policy (3x Base Salary for NEOs).

✓ Peer Group Analysis to Determine Compensation.

✓ No Hedging, No Speculative Trading, and No Pledging under Company Policies.

✓ No Excise Tax Gross-Ups for Our NEOs.

# Executive Compensation Philosophy and Oversight

## Philosophy

The Company is a global organizational consulting firm. The Company helps its clients design their organization—the structure, the roles, and the responsibilities, as well as how they compensate, develop, and motivate their people. As importantly, the Company helps organizations select and hire the talent they need to execute their strategy. The Company's unique global positioning allows it to maintain enhanced brand visibility and to attract and retain high-caliber consultants. As of April 30, 2023, the Company provides its services to a broad range of clients through the expertise of approximately 3,480 consultants and execution staff who are primarily responsible for originating client services and who are located in 53 countries throughout the world. Accordingly, the Company's executive officers must have the skills and experience to manage and motivate an organization spread over a large number of countries with varying business and regulatory environments. The market for these talented individuals is highly competitive. The Company's compensation philosophy focuses on attracting, retaining, and properly rewarding the right candidates for their contributions.

The Committee is diligent about establishing an executive compensation program offering competitive total direct compensation opportunities. These opportunities are aligned to stockholder return by incentivizing executives to focus on both short-term and long-term Company performance via participation in our annual bonus plan, where payouts require achieving pre-established goals related to Company performance, and the grant of long-term equity incentive awards, where the value realized by executives will proportionately increase in connection with a corresponding increase in our stock price. The performance criteria utilized in our executive compensation program are grounded in the Company's Strategic Plan and AOP.

The Committee remains guided by the following principles in establishing and assessing compensation programs and policies for the NEOs:

• Individual annual cash incentive and equity-based awards should be closely tied to the performance of the Company as a whole or one or more of its divisions or business units, as well as to the team and individual performance of the NEO;

• The interests of senior management and the Company's stockholders should be aligned through direct ownership of Company common stock and by providing a sizable portion of each NEO's total direct compensation in the form of equity-based incentives; and

• Total direct compensation must be competitive with our peer group, a broader group of human capital companies, and similarly sized publicly traded companies.



*I CEO Compensation Mix\**

*I Other NEO Compensation Mix\**

- Base Salary
- Equity Incentives
- Annual Cash Incentive
- Other

*\* Equity awards based upon grant date value.*

# Our Process: From Strategy to Compensation-Related Metrics



The process for setting annual compensation-related metrics begins at an annual off-site meeting where the Company reviews with the Board its Strategic Plan (including goals and objectives). As part of the Strategic Plan, the Company establishes a Strategy Execution Framework ("SEF") to drive performance and achievement of its strategic goals. That framework is represented by the five pillars below; each of which is comprised of detailed activities which, when executed, are designed to drive financial performance goals set within the Company's Strategic Plan:

- *integrated, solutions-based go-to-market strategy,*
- *deliver client excellence and innovation,*
- *create the top-of-mind brand in organizational consulting,*
- *premier career destination, and*
- *pursue transformational opportunities at the intersection of talent and strategy.*

In setting the financial goals that underlie the Strategic Plan, the Company considers a number of internal and external factors such as:

- *revenue growth in excess of GDP expectations,*
- *projected macro-economic data such as employment trends,*
- *forecasted GDP in the countries where the Company has significant operations,*
- *internal investment activities,*
- *market expectations for revenue and earnings growth for recruiting, staffing and human capital industry public companies,*
- *recent and expected levels of new business activity,*
- *increased productivity of fee earners,*
- *focus on increasing Executive Search, RPO, Professional Search and Interim, Digital, and Consulting collaboration efforts, and*
- *leveraging the Executive Search relationships to drive cross line-of-business revenue growth.*

Then, the Board approves an AOP for the upcoming fiscal year. For the NEOs, the Committee establishes annual bonus plan targets with financial and strategic execution KPIs that are derived from the SEF and AOP.

Such financial targets and strategic execution KPIs form the basis for each NEO's annual cash incentives and are tracked and measured during the course of the year with the year-end results reported to the Committee for determining year-end annual cash bonus awards.

## Use of Independent Advisor

The Committee retains compensation consultants to assist it in assessing the competitiveness of the NEOs' compensation. In fiscal year 2023, the Committee retained Pearl Meyer. Pursuant to the factors set forth in Item 407 of Regulation S-K of the Exchange Act, the Committee has reviewed the independence of Pearl Meyer and conducted a conflict of interest assessment (taking into consideration factors specified in the NYSE listing standards) and has concluded that Pearl Meyer is independent and its work for the Committee has not raised any conflicts of interest. No other fees were paid to Pearl Meyer except fees related to its services to the Committee.

## Use of a Peer Group

The Company does not target or position NEO pay levels at a specific percentile level relative to a peer group. Rather, the Company reviews total direct compensation and the mix of the compensation components relative to the peer group as one of the factors in determining if compensation is adequate to attract and retain executive officers with the unique set of skills necessary to manage and motivate our global human capital management firm.

Because a number of the Company's direct competitors for talent are privately-held, precise information regarding executive officer compensation practices among the Company's competitor group is difficult to obtain. In addition, even when such data is available, meaningful differences in size, complexity, and organizational structure among the Company's peer group make direct comparisons of compensation practices challenging and require exercise of judgment. In assessing the competitiveness of the Company's NEO compensation, the Committee relies on information obtained from the proxy statements of publicly-traded competitors, information derived from data obtained from other public sources with respect to competitor organizations, and the general knowledge of the Committee and its compensation consultant with regard to the market for senior management positions.

For fiscal year 2023, the Committee used the following companies as a peer group:

| | |
|---|---|
| ASGN, Inc. | Insperity, Inc. |
| Cushman & Wakefield Plc | Jones Lang LaSalle Incorporated |
| FTI Consulting, Inc. | Manpower Group, Inc. |
| Heidrick & Struggles International, Inc. | Nielsen Holdings Plc |
| Huron Consulting Group Inc. | PageGroup Plc |
| ICF International, Inc. | Robert Half International Inc. |

This peer group remained consistent with the peer group used for fiscal year 2022 except that CoreLogic, Inc. was removed due to its acquisition in June of 2021. In addition, while Nielsen Holdings Plc was included in the peer group for purposes of making initial fiscal year 2023 compensation decisions, it was later removed due to its acquisition in October 2022.

The selection of commercial real estate companies was predicated on business model and strategy alignment. Real estate companies have very similar business models to professional services firms and face similar personnel and go-to-market issues. We consider the business strategy of such companies as similar to our business strategy because commercial real estate brokers are analogous to our Executive Search partners: they have strong client relationships which the firms are leveraging by building a business with a number of closely related adjacent services that can be sold to clients through those relationships.

The selection of staffing industry peers was determined using comparisons of net revenues and global reach. We believe net revenues or gross margins are a better indicator of comparability for staffing industry peers. Staffing industry companies have a very large percentage of pass-through costs for amounts payable to temporary workers which are reported within their gross revenues. We believe that net revenue or gross margin excluding these pass-through costs are more comparable to the net fee revenues we report.

We believe this peer group reflects the size and strategy of our company.

| | Employment Services | Significant International Exposure | Business Model / Strategy Alignment |
|---|:---:|:---:|:---:|
| ASGN, Inc. | ✔ | | ✔ |
| Cushman & Wakefield Plc | | ✔ | ✔ |
| FTI Consulting, Inc. | | | ✔ |
| Heidrick & Struggles International, Inc. | ✔ | ✔ | ✔ |
| Huron Consulting Group Inc. | | | ✔ |
| ICF International, Inc. | | | ✔ |
| Jones Lang LaSalle Incorporated | | ✔ | ✔ |
| Manpower Group, Inc. | ✔ | ✔ | ✔ |
| Insperity, Inc. | ✔ | | |
| PageGroup Plc | ✔ | ✔ | ✔ |
| Robert Half International Inc. | ✔ | | ✔ |

The Committee also evaluated each company on the basis of market capitalization and net revenue. The Committee reviews the peer group on an annual basis. Revenue and market capitalization data for this peer group and the Company are as follows:

**❙ *Market capitalization (as of July 6, 2023)***



| Fiscal 2023 Peer Group 25th Percentile* | Korn Ferry** | Fiscal 2023 Peer Group Median* | Fiscal 2023 Peer Group 75th Percentile* |
|---|---|---|---|
| $1,724B | **$2,547B** | $3,671B | $5,523B |

**❙ *Revenues*****



| Fiscal 2023 Peer Group 25th Percentile* | Korn Ferry** | Fiscal 2023 Peer Group Median* | Fiscal 2023 Peer Group 75th Percentile* |
|---|---|---|---|
| $2,158B | **$2,835B** | $4,581B | $8,672B |

\*   *Excluding Nielsen Holdings Plc, which was acquired on October 11, 2022.*

\*\*   *As of the Company's fiscal year ended April 30, 2023.*

\*\*\*   *Peer company total revenues computed for the peer company's most recently completed fiscal year.*

While the Committee does not target a particular position relative to its peer group in determining the salary, annual cash incentive, and long-term incentive levels for each NEO, the Committee does consider the range of salary, annual cash incentive, and long-term incentive levels that the members of the peer group provide to similarly situated executives and generally makes decisions that result in compensation provided to each NEO falling within a range selected by the Committee. The compensation levels for fiscal year 2023 generally fell within the range of the 25th to 75th percentile of the compensation provided to similarly situated executives by members of the peer group.

# Elements of Compensation & Compensation Decisions and Actions

## Base Salary

Base salary is intended to compensate NEOs for services rendered during the fiscal year and to provide sufficient fixed cash income for retention and recruiting purposes. NEO base salary levels are reviewed on an annual basis by the Committee. In addition to competitive data from the peer group, data is also obtained from other sources with respect to non-public competitor organizations. The Committee also incorporates its perspective and the market knowledge of its compensation consultant related to senior management positions in assessing base salary levels. Further, the Committee takes into consideration individual performance of each NEO and, with respect to the NEOs other than the Chief Executive Officer, input from the Chief Executive Officer. Mr. Distefano first became an executive officer of the Company in fiscal year 2023, and after consideration of the foregoing factors, the Committee set his base salary at $550,000, consistent with the base salaries of Messrs. Mulrooney and Arian. There were no changes to the base salaries of our other NEOs for fiscal year 2023.

## Annual Cash Incentives

Annual cash incentives are intended to motivate and reward NEOs for achieving financial and strategy execution goals over a one-year period. The Committee determines annual cash incentive amounts based upon a number of factors including financial goals, strategy execution objectives, competitive data, and individual performance, as described in more detail below.

While the Committee primarily bases annual cash incentive awards on performance against these objectives for the year, it retains negative discretion in determining actual bonus payouts. Annual cash incentives are typically paid in cash, but the Committee may choose to pay a portion of the annual cash incentive in equity or other long-term incentives.

## Our Metrics: Measuring Performance

During the course of our fiscal year, the Company interacts with investors discussing a number of topics, including the financial metrics that investors view as most important. While investors have varied points of view, based upon our interactions we believe the most important metrics for our stockholders are:

- The Company's ability to generate revenue growth in excess of its competitors' revenue growth and market expectations;
- The Company's ability to grow EBITDA and EPS at a rate that is greater than its revenue growth, which provides capital that is necessary to support the Company's transformational strategy; and
- The Company's ability to allocate and deploy capital effectively so that its return on invested capital exceeds the Company's cost of capital.

The Committee, using the input from investors and the Company's strategic plan, SEF and AOP as a basis, selects and sets performance metrics and associated targets for our NEOs. These performance metrics typically are separated into two categories: financial metrics and strategy execution KPIs.

For fiscal year 2023, the Committee selected the following financial performance metrics:

**Financial Metric**

**Adjusted Fee Revenue**
Fee Revenue (as approved for purposes of setting KPIs for the bonus plan) is defined as Fee Revenue of the Company, as reported in the Form 10-K, adjusted to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for fiscal year 2023.

**Adjusted EBITDA Margin**
Adjusted EBITDA Margin (as approved for purposes of setting KPIs for the bonus plan) is defined as GAAP Net Income, as reported in the Form 10-K, plus interest expense, income tax provision, depreciation and amortization expenses adjusted as applicable to exclude integration and acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space, restructuring charges incurred to realign our workforce, and further adjusted to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for fiscal year 2023, divided by Adjusted Fee Revenue.

**Adjusted Diluted EPS**
Adjusted Diluted EPS (as approved for purposes of setting KPIs for the bonus plan) is defined as Diluted Earnings per Share, as reported in the Form 10-K, adjusted to exclude integration and acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space, restructuring charges incurred to realign our workforce (all on an after-tax basis), and further adjusted to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for fiscal year 2023.

**Adjusted Return on Invested Capital**
Adjusted Return on Invested Capital ("Adjusted ROIC") (as approved for purposes of setting KPIs for the bonus plan) is defined as GAAP Net Income, as reported in the Form 10-K, adjusted to exclude integration and acquisition costs, costs associated with the impairment of fixed assets (i.e., leasehold improvements) and right-of-use assets due to terminating and subleasing some of our office space, restructuring charges incurred to realign our workforce (all on an after tax basis), and further adjusted to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for fiscal year 2023, divided by average stockholders' equity plus average outstanding debt.

Strategy execution KPIs constitute the other group of performance metrics. Grounded in the Company's Strategic Plan, SEF, and AOP, the inclusion and use of these KPIs are designed with the intent of aligning compensation with the achievement of the Company's strategic long-term goals, namely efforts to expand its service offerings. While these KPIs are strategic in nature, each KPI does have identified metrics and measurements assigned to it; some of which tie back to specific financial metrics.

| Strategy Execution KPIs | Purpose | How the Target Was Established |
|---|---|---|
| **Marquee & Regional Accounts**<br>(measured by Fee Revenue from clients designated as Marquee & Regional Accounts divided by total Fee Revenue)* | Linked to the Company's integrated solutions that drive its "go-to market" strategy of building deeper, multi-service line relationships with clients | Target set based upon targeted revenues from an agreed-upon list of clients |
| **Top Rated Performers Retention**<br>(based upon the percentage of highly-rated executive search senior client partners and Consulting senior partners/managing directors who are retained throughout the fiscal year) | Linked to the Company's strategic goal of being a premier career destination | Target set by Committee derived from the SEF and AOP |

\* As described above, adjusted to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for fiscal year 2023.

The Board, Committee, and Company believe they have set targets with appropriate rigor. When setting fiscal year 2023 targets, and determining fiscal year 2023 actual results, adjustments were made to eliminate the effect of currency fluctuations, including by translating actual results at a foreign currency rate comparable to the rate used in the Company's 2023 AOP. Typically, the threshold levels of performance each fiscal year—the respective minimum levels of performance required for payout under the annual incentive plan with respect to each metric—are set at levels equal to or greater than the prior fiscal year's actual results.

The fiscal year 2023 threshold levels for Adjusted Fee Revenue, segment-specific Marquee & Regional Accounts Fee Revenue, and the Marquee & Regional Accounts Strategy Execution

KPI were set at levels that were greater than fiscal year 2022 actual results, except in the case of Consulting Adjusted Fee Revenue, for which the threshold goal was equal to the fiscal year 2022 actual result. In the case of the remaining financial metrics and Strategy Execution KPIs, the respective threshold goals were set below fiscal year 2022 actual results.

Some of the performance goals under the annual cash incentive plan for fiscal year 2023 were set below actual results for fiscal year 2022 because the Company was projecting lower profitability in fiscal year 2023 compared to fiscal year 2022 as a result of the following:

1. Emerging from the pandemic recovery, the way the world conducted work changed in a dramatic and permanent nature. Out of necessity, most work was being

conducted virtually. Leveraging this, the habits and desires of employees changed. People no longer wanted to be tethered to a single company for their career and they were seeking multiple experiences—giving rise to the gig economy. Looking to capitalize on this, the Company made a strategic decision to enter the Interim business, trading off lower Adjusted EBIDITA Margin for a very large market opportunity with more durable revenues.

2. Also during the pandemic recovery, companies experienced an extremely tight labor market compounded by the great resignation, which increased the Company's compensation and benefits costs, putting further downward pressure on profitability as we entered fiscal year 2023.

3. At the beginning of fiscal year 2023, there were a number of macro uncertainties—the Russia/Ukraine war, unprecedented inflation followed by central banks raising interest rates, rising geo-political tensions, and the increasing talk of a potentially looming recession. These negative factors influenced the thinking around performance goal setting.

4. Finally, given the business the Company had built, the slope of our pandemic recovery curve was steep requiring the Company to find and attract incremental resources in a tight labor market. As such, during much of fiscal year 2022, the Company's Adjusted EBITDA Margin was

elevated. The Company planned to continue incremental hiring to meet customer needs as part of the fiscal year 2023 AOP, which would put downward pressure on the fiscal year 2023 planned Adjusted EBITDA Margin.

Because the Company was projecting lower profitability in fiscal year 2023 compared to fiscal year 2022, the Committee set the Adjusted EBITDA Margin goal (both Company-wide and the segment specific goals), Adjusted Diluted EPS goal, and Adjusted ROIC goal below fiscal year 2022 actual results. Similarly, with respect to the Top Rated Performers Retention Strategy Execution KPI, the goals were also set below fiscal year 2022 actual results due to the tight labor market and anticipated aggressive actions by our competition to recruit our top consultants.

The Committee took the previously described factors into consideration when setting the fiscal year 2023 performance goals. Even the full achievement of the threshold goals for fiscal year 2023 would only result in payout of 50% of the target opportunity for such goal and, given the factors considered and the targets established, the Committee eliminated the NEOs' ability to earn above target (typically up to 200%) by capping annual cash incentive payouts attributable to each metric at 100% of the target opportunity for the metric. The table below discusses actual results for fiscal year 2022 and threshold, target, and maximum goals and actual results for fiscal year 2023.

| Financial Metric / KPI | FY'22 Actual* | | FY'23 Threshold | | FY'23 Target | | FY'23 Maximum | | FY'23 Actual** | |
|---|---|---|---|---|---|---|---|---|---|---|
| Adjusted Fee Revenue ($) (M) | $ | 2,627 | $ | 2,650 | $ | 2,886 | $ | 2,886 | $ | 2,876 |
| Adjusted EBITDA Margin | | 20.5% | | 15.0% | | 17.0% | | 17.0% | | 16.1% |
| Adjusted Diluted EPS ($) | $ | 6.23 | $ | 4.06 | $ | 5.32 | $ | 5.32 | $ | 5.03 |
| Adjusted ROIC | | 18.3% | | 10.7% | | 14.1% | | 14.1% | | 13.3% |
| Marquee & Regional Accounts | | 36.3% | | 37.0% | | 38.0% | | 38.0% | | 35.5% |
| Top Rated Performers Retention | | 101.2% of Target | | *** 97.9% of Target | | *** | | *** | | 101.1% of Target |
| RPO Adjusted Fee Revenue ($) (M) | $ | 395 | $ | 420 | $ | 450 | $ | 450 | $ | 432 |
| Digital Adjusted Fee Revenue ($) (M) | $ | 349 | $ | 355 | $ | 370 | $ | 370 | $ | 363 |
| RPO Adjusted EBITDA Margin | | 15.0% | | 13.0% | | 15.0% | | 15.0% | | 12.4% |
| Digital Adjusted EBITDA Margin | | 31.5% | | 27.5% | | 28.4% | | 28.4% | | 27.9% |
| Marquee & Regional Accounts RPO & Digital Adjusted Fee Revenue ($) (M) | $ | 435 | $ | 450 | $ | 500 | $ | 500 | $ | 468 |
| Consulting Adjusted Fee Revenue ($) (M) | $ | 650 | $ | 650 | $ | 680 | $ | 680 | $ | 689 |
| Consulting Adjusted EBITDA Margin | | 17.9% | | 16.0% | | 16.5% | | 16.5% | | 16.5% |
| Marquee & Regional Accounts Consulting Adjusted Fee Revenue ($) (M) | $ | 271 | $ | 275 | $ | 295 | $ | 295 | $ | 275 |
| Pro Search & Interim Adjusted Fee Revenue ($) (M) | $ | 297 | $ | 490 | $ | 520 | $ | 520 | $ | 506 |
| Pro Search & Interim Adjusted EBITDA Margin | | 35.7% | | 22.0% | | 23.0% | | 23.0% | | 22.1% |
| Marquee & Regional Accounts Pro Search & Interim Adjusted Fee Revenue ($) (M) | $ | 45 | $ | 75 | $ | 105 | $ | 105 | $ | 98 |

\* The fiscal year 2022 actual results reported here were used when determining fiscal year 2023 performance goals for purposes of the annual cash incentive plan and do not reflect the adjustments for currency fluctuations as reported in the Company's fiscal year 2022 proxy statement.

\*\* Adjusted as described above, including to eliminate the effect of currency fluctuations, including by translating actual results at a foreign currency rate comparable to the rate used in the Company's AOP.

\*\*\* Threshold, target, and maximum goals not disclosed due to potential competitive harm, but the Committee believes that achievement of the target goal was challenging and would have required substantial performance.

# Determinations and Results

After the end of the fiscal year, the Committee evaluated each NEO's achievements against the financial and strategic execution targets. Notwithstanding the structure outlined above, while the Committee primarily bases its determination of annual cash incentives on the metrics previously discussed, the Committee retains negative discretion in determining actual annual cash incentive awards.

For fiscal year 2023, the weightings and results for our NEOs were as follows:

| | Target | Actual* | Weighting | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | Burnison/ Rozek | Mulrooney | Arian | Distefano |
| Adjusted Fee Revenue ($) (M) | $ 2,886 | $ 2,876 | 30% | — | — | — |
| Adjusted EBITDA Margin | 17.0% | 16.1% | 15% | — | — | — |
| Adjusted Diluted EPS ($) | $ 5.32 | $ 5.03 | 15% | — | — | — |
| Adjusted ROIC | 14.1% | 13.3% | 15% | — | — | — |
| RPO Adjusted Fee Revenue ($) (M) | $ 450 | $ 432 | — | 20% | — | — |
| Digital Adjusted Fee Revenue ($) (M) | $ 370 | $ 363 | — | 20% | — | — |
| RPO Adjusted EBITDA Margin | 15.0% | 12.4% | — | 10% | — | — |
| Digital Adjusted EBITDA Margin | 28.4% | 27.9% | — | 10% | — | — |
| Marquee & Regional Accounts RPO & Digital Adjusted Fee Revenue ($) (M) | $ 500 | $ 468 | — | 20% | — | — |
| Consulting Adjusted Fee Revenue ($) (M) | $ 680 | $ 689 | — | — | 40% | — |
| Consulting Adjusted EBITDA Margin | 16.5% | 16.5% | — | — | 20% | — |
| Marquee & Regional Accounts Consulting Adjusted Fee Revenue ($) (M) | $ 295 | $ 275 | — | — | 20% | — |
| Pro Search & Interim Adjusted Fee Revenue ($) (M) | $ 520 | $ 506 | — | — | — | 45% |
| Pro Search & Interim Adjusted EBITDA Margin | 23.0% | 22.1% | — | — | — | 15% |
| Marquee & Regional Accounts Pro Search & Interim Adjusted Fee Revenue ($) (M) | $ 105 | $ 98 | — | — | — | 20% |
| Marquee & Regional Accounts | 38.0% | 35.5% | 20% | 20% | 20% | 20% |
| Top Rated Performers Retention | ** | 101.1% of Target | 5% | — | — | — |

\* Adjusted as described above, including to eliminate the effect of currency fluctuations, including by translating fiscal year 2023 actual results at a currency rate comparable to the rate used in the Company's AOP for 2023.

\*\* Target not disclosed due to potential competitive harm, but the Committee believes that achievement of the target goal was challenging and would have required substantial performance.

In keeping with our efforts to reflect stockholder feedback, the table above incorporates detailed disclosure with either actual results or relative results to target. For competitive advantage and confidentiality reasons, we do not disclose the threshold, target, and maximum goals and actual results for our top-rated performance retention strategy execution KPI. However, when the goals were established, they were considered challenging to achieve given the continuing uncertain economic environment.

The fiscal year 2023 target bonus was equal to 150% of annual base salary for Mr. Burnison, 120% of annual base salary for Mr. Rozek, and 100% of annual base salary for Messrs. Mulrooney, Arian, and Distefano. For fiscal year 2023,

there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity.

The Committee awarded annual cash incentive amounts as follows: Mr. Burnison—$1,087,478, Mr. Rozek—$543,739, Mr. Mulrooney—$275,856, Mr. Arian—$385,000, and Mr. Distefano—$332,292 (which amounts represent 72.5% of Messrs. Burnison's and Rozek's target bonuses for the year, 50.2% of Mr. Mulrooney's target bonus for the year, 70% of Mr. Arian's target bonus for the year, and 60.4% of Mr. Distefano's target bonus for the year). These amounts reflect their performance against the financial metrics and strategic execution KPI targets established at the beginning of the fiscal year.

# Long-Term Equity Incentives

Long-term equity incentives are intended to align the NEOs' interests with those of stockholders and encourage the achievement of the long-term goals of the Company. Long-term incentives are also designed to motivate and help retain top talent. To accomplish these objectives the Committee has discretion to make grants of stock options, time-based restricted stock, restricted stock units, and/or performance-based awards.

The Committee determines long-term incentive award amounts based upon a number of factors including competitive data, total overall compensation provided to each NEO, Company performance during the fiscal year preceding the year of grant, and historic grants. The various factors are not given specific weights; the Committee retains discretion to consider items as it deems appropriate.

In fiscal year 2023, our NEOs received annual equity grants comprised of 60% performance-based restricted stock units (discussed in further detail below) and 40% time-based restricted stock except for Mr. Distefano, who was not an NEO at the time of grant but has moved to the 60%/40% split beginning with fiscal year 2024. At the time of grant, in consultation with and based on benchmarking data provided by the compensation consultant, the Committee determined that the grant date value of their awards fell within the range of long-term incentives provided by the peer group companies and that this was an appropriate level of equity grant and equity mix to properly align their interests with the Company's long-term goals, taking into account individual performance and market compensation levels.

Below we discuss equity grants made during fiscal year 2023 to Messrs. Burnison, Rozek, Mulrooney, Arian, and Distefano.

## Fiscal Year 2023 Equity Awards

In fiscal year 2023, 60% (based on the number of units/shares granted at target) of the annual equity awards granted to the NEOs were comprised of performance-based awards tied to three-year relative TSR ("Relative TSR Units"), except for Mr. Distefano, who was not an NEO at the time of grant and received 50% of his annual equity award in the form of Relative TSR Units. The NEOs received the remaining portion of their equity awards in the form of time-based restricted stock awards. Beginning with fiscal year 2024, Mr. Distefano has moved to the standard NEO 60%/40% split.

## Performance-Based Equity: Relative TSR Units

Mr. Burnison was awarded Relative TSR Units with a target amount of 86,130 units, a maximum amount of 172,260 units, and a minimum amount of zero. These Relative TSR Units have a three-year performance period after which the number of units that vest will depend upon the Company's TSR over the three-year performance period relative to the fiscal year 2023 peer group of companies listed above. If the Company's TSR is less than zero, the payouts will be modified to reduce the payout as a percentage of the target.

Relative TSR Units were also granted to Mr. Rozek, with a target amount of 30,400 units (maximum of 60,800 units and minimum of zero); Messrs. Mulrooney and Arian, each with a target amount of 23,310 units (maximum of 46,620 units and minimum of zero); and Mr. Distefano, with a target amount of 5,070 units (maximum of 10,140 units and minimum of zero).

The table below outlines the potential vesting of the percentages of the Relative TSR Units granted in fiscal year 2023 resulting from the Company's TSR over the three-year performance period relative to the TSR of the fiscal year 2023 peer group.

| Relative TSR Percentile Ranking | Payout as a % Target | |
| --- | --- | --- |
| | **Absolute TSR > 0%** | **Absolute TSR < 0%** |
| >90P | 200% | 100% |
| **90P** | **200%** | **100%** |
| 85P | 183% | 100% |
| 80P | 167% | 100% |
| 75P | 150% | 100% |
| 70P | 133% | 100% |
| 65P | 117% | 100% |
| **60P** | **100%** | **100%** |
| 55P | 92% | 88% |
| 50P | 83% | 75% |
| 45P | 75% | 63% |
| 40P | 67% | 50% |
| 35P | 58% | 38% |
| **30P** | **50%** | **25%** |
| <30P | 0% | 0% |

## Time-Based Restricted Stock

Each of Messrs. Burnison, Rozek, Mulrooney, Arian, and Distefano received a time-based restricted stock award that vests in four equal annual installments beginning on July 11, 2023. Mr. Burnison received 57,420 shares, Mr. Rozek received 20,270 shares, Messrs. Mulrooney and Arian each received 15,540 shares, and Mr. Distefano received 5,070 shares.

# Other Compensation Elements

## Benefits and Perquisites

The Company generally provides NEOs benefits that are provided to all employees, including medical, dental, and vision benefits and participation in the Company's 401(k) plan. Beginning in October 2021, in order to provide the NEOs and certain other employees with market competitive benefits and for retention purposes, the Company implemented a fully insured medical plan. The Company pays the full cost of premiums for this plan. In addition, the NEOs receive the same benefits provided to all employees at the level of vice president and above, including participation in the Company's nonqualified deferred compensation plan (described below) and executive life insurance.

## Nonqualified Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan, known as the Korn Ferry Executive Capital Accumulation Plan ("ECAP"). Pursuant to the ECAP, the NEOs, along with all other U.S.-based vice presidents, may defer up to 80% of their salary and/or up to 100% of their annual cash incentive award into the ECAP. Participants in the ECAP make elections on how they would like their deemed account notionally invested from a group of 15 selected mutual funds. At its discretion, the Company may make contributions to the ECAP on behalf of a participant. All Company matching and performance contributions to the ECAP are approved by the Committee. During fiscal year 2023, no Company contributions were made to the ECAP on behalf of the NEOs. Participants in the ECAP may elect to receive distributions (in lump sum) while employed by the Company (and after such amounts have become vested) or upon termination of their employment with the Company.

## Long-Term Performance Unit Plan

In fiscal year 2017, the Committee approved the Korn Ferry Long Term Performance Unit Plan and subsequently approved amendments and restatements of such plan during fiscal year 2020, fiscal year 2021, and fiscal year 2022 (the "LTPU Plan"). The NEOs are eligible to participate in the LTPU Plan. The purpose of the LTPU Plan is to promote the success of the Company by providing a select group of management and highly-compensated employees with nonqualified supplemental retirement benefits as an additional means to attract, motivate, and retain such employees. Pursuant to the LTPU Plan, the Committee may grant cash-based unit awards (the "Unit Awards"). No Unit Awards were granted to the NEOs in fiscal year 2023, and the last awards made to a named executive officer occurred in fiscal year 2018. Unless a participant dies or makes an election in accordance with the LTPU Plan, each vested Unit Award will pay out an annual benefit of either $25,000 (for an award granted prior to June 1, 2020), $10,000 (for an award granted on or after June 1, 2020 and prior to July 1, 2021), or $12,500 (for an award granted on or after July 1, 2021), in all cases subject to a potential performance adjustment, for each of five years commencing on the seventh anniversary of the grant date. Subject to the terms of the LTPU Plan, participants may elect to have their annual benefits start on a later date and/or pay out in a lower annual amount over a greater number of years. Unit Awards vest upon the following circumstances: (i) the fourth anniversary of the grant date, subject to continued service as of such date; (ii) the later of the grantee's 65th birthday and the second anniversary of the grant date, subject to continued services as of each such date; (iii) death or disability; or (iv) a change of control event (as defined in the LTPU Plan). Each Unit Award made under the LTPU Plan has a total value of either $125,000 (for an award granted prior to June 1, 2020), $50,000 (for an award granted on or after June 1, 2020 and prior to July 1, 2021), or $62,500 (for an award granted on or after July 1, 2021) and a base value of either $50,000 (for an award granted prior to June 1, 2020) or $25,000 (for an award granted on or after June 1, 2020). The base value of an LTPU award represents the maximum amount payable upon the partial vesting of such award. If a participant terminates employment prior to death or disability and not for cause, the participant will be entitled to receive a lump sum payment of a portion of the base value of the Unit Award based on the years of service completed since the grant date to the extent that the termination occurs at least 13 months following the grant date. If the administrator of the LTPU Plan (the "LTPUP Administrator") determines that a participant's employment has been terminated for cause or that a participant has engaged in "Detrimental Activity" (as defined in the LTPU Plan), Unit Awards, whether vested or unvested, will be forfeited. Please refer to the section entitled "Potential Payments Upon Termination or Change of Control" below for further discussion of the LTPU Plan.

## Employment Agreements

Each of the Company's NEOs is covered by an employment agreement providing for a minimum annual level of salary, target incentives, eligibility for long-term incentives and benefit eligibility and, in the case of Mr. Burnison, a retention award (the "Retention Award"). The agreements also provide for a severance benefit in the event of a termination of employment without "cause" or for "good reason," as such terms are defined in the agreements.

Based on a competitive review conducted by Pearl Meyer, the Committee's independent compensation consultant, the employment agreements provide for the following annual compensation: (1) an annual base salary of $1,000,000 for Mr. Burnison, $625,000 for Mr. Rozek, and $550,000 for each of Messrs. Mulrooney, Arian, and Distefano; (2) participation in the Company's annual cash incentive plan with an annual target award of 150% of annual base salary for Mr. Burnison, 120% of annual base salary for Mr. Rozek, and 100% of annual base salary for Messrs. Mulrooney, Arian, and Distefano, and the ability to earn additional amounts up to a maximum cash award of 200% of the applicable target bonus opportunity for each executive; and (3) subject to approval of the Committee, the NEOs are eligible to participate in the Company's equity incentive program and in the employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

In addition, the agreement with Mr. Burnison provides the ability to earn the Retention Award (which was originally granted under his previous employment agreement with the

Company dated March 30, 2018) in the amount of $5 million, which vested on March 30, 2022. After vesting, payment of this award will be deferred until Mr. Burnison's termination of employment (except that Mr. Burnison will forfeit this award if his employment is terminated for "cause" or he violates his restrictive covenants). Interest will accrue on the deferral from March 30, 2022, until Mr. Burnison's termination of employment at 120% of the long-term Applicable Federal Rate as in effect from time to time (currently 4.85% for August 2023).

For all NEOs, the agreements provide for severance benefits in the event of a termination of employment without "cause" or for "good reason," as such terms are defined in the agreements. Mr. Rozek's agreement also provides for continued vesting of his equity awards (based on actual Company performance in the case of performance awards) in the event of a termination due to his "retirement," as defined in his agreement, provided he gives the Company at least six months' prior notice. All of the foregoing benefits are conditioned on the executive's execution and delivery of a general release and compliance with covenants relating to confidentiality, non-solicitation, and non-competition. Please refer to the sections entitled "Employment Agreements" and "Potential Payments Upon Termination or Change of Control" below for further discussion of these agreements.

It is the Committee's belief that the employment agreements are necessary from a competitive perspective and contribute to the stability of the management team.

# Other Policies

## Stock Ownership Policy

The Nominating Committee has determined that in order to further align the long-term interests of the Company's stockholders and its non-employee directors and executive officers, it is in the best interests of the Company to require such directors and officers to have direct ownership in the Company's common stock. Therefore, it and the Board have adopted the Company's Stock Ownership Policy, which provides for ownership of the following amount of Company common stock:

| 3x annual base salary | 3x annual cash retainer |
|---|---|
| Named Executive Officers | Non-Employee Directors |

Stock ownership includes direct stock ownership, but does not include unvested restricted stock awards, unvested restricted stock units, unvested performance-based stock units, or unvested stock options.

Until the stock ownership level is met, each executive officer and non-employee director must retain at least 75% of the net shares (the shares remaining after payment of transaction costs and applicable taxes owed as a result of vesting and payout of the restricted stock, restricted stock units, and performance-based stock units) received upon vesting and payout of restricted stock, restricted stock unit, and performance-based stock unit awards and 50% of the net shares (the shares remaining after payment of transaction costs, the option exercise price, and applicable taxes owed as a result of the exercise of the option) received upon exercise of stock options.

## Clawback Policy

Pursuant to the Company's clawback policy, in the event that the Board determines there has been an accounting restatement due to material noncompliance with any

financial reporting requirement under the securities laws, the Board will review all applicable incentive payments and if such payments would have been lower had they been calculated based on such restated results, the Board may, to the extent permitted by governing law, seek to recoup for the benefit of the Company such payments to and/or equity awards held by executive officers or the principal

accounting officer who are found personally responsible for the material restatement, as determined by the Board. We plan to amend our clawback policy as necessary to comply with Section 303A.14 of the NYSE Listed Company Manual.

## Policies Prohibiting Hedging, Speculative Trading, and Pledging

The Company has adopted policies prohibiting officers, directors, and employees from engaging in speculative transactions (such as puts, calls, and short sales) or in any type of hedging transaction (such as zero cost collars, equity swaps, exchange funds, and forward sale contracts) in

Company securities. Further, directors and officers, including all of the NEOs, are expressly prohibited from margining Company securities or pledging Company securities as collateral for a loan.

## Internal Revenue Code Section 162(m)

As one of the factors in the review of compensation matters, the Committee considers the anticipated tax treatment to the Company. Under Section 162(m) of the Internal Revenue Code, a limitation exists on the deductibility of compensation paid to certain "covered employees," including all of our NEOs, in excess of $1 million per year and thus, we are unable to deduct compensation payable to our NEOs in excess of such limit. While the Committee considers the impact of this tax treatment, the primary factors influencing program

design are the support of our business objectives and the Committee's commitment to structuring the Company's executive compensation programs in a manner designed to align pay with performance. Accordingly, the Committee retains flexibility to structure our compensation programs in a manner that is not tax-deductible in order to achieve a strategic result that the Committee determines to be more appropriate.

# Compensation and Personnel Committee Report on Executive Compensation

The Compensation and Personnel Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the fiscal year ended April 30, 2023, with management. In reliance on the reviews and discussions with management relating to the CD&A, the Compensation and Personnel Committee has recommended to the Board, and the Board has approved, that the CD&A be included in this Proxy Statement.

**Compensation and Personnel Committee**

Jerry P. Leamon, *Chair*
Doyle N. Beneby
Laura M. Bishop
Lori J. Robinson
Charles L. Harrington

# Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, at all times, all members of the Compensation and Personnel Committee were "independent": none were employees or former employees of the Company and none had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served on our Compensation and Personnel Committee or Board.

# Compensation of Executive Officers and Directors

## Fiscal Year 2023, 2022, and 2021 Summary Compensation Table

The following table sets forth information with respect to the total compensation paid to or earned by each of the named executive officers in fiscal 2023, 2022, and 2021.

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Non-Equity Incentive Plan Compensation ($)[2] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Gary D. Burnison,** President and Chief Executive Officer | 2023 | 1,000,000 | — | 9,335,918 | 1,087,478 | —[3] | 94,049[4] | 11,517,445 |
| | 2022 | 985,000 | — | 5,052,479 | 3,450,000 | —[3] | 60,055[5] | 9,547,534[5] |
| | 2021 | 796,250 | — | 5,700,025 | 4,815,720 | 15,862[3] | 19,670 | 11,347,527 |
| **Robert P. Rozek,** Executive Vice President, Chief Financial Officer and Chief Corporate Officer | 2023 | 625,000 | — | 3,295,355 | 543,739 | — | 71,434[6] | 4,535,528 |
| | 2022 | 616,667 | — | 2,105,429 | 1,725,000 | — | 45,771[5] | 4,492,867[5] |
| | 2021 | 503,125 | — | 2,300,063 | 2,535,750 | — | 18,347 | 5,357,285 |
| **Byrne Mulrooney,** Former Chief Executive Officer, RPO and Digital | 2023 | 550,000 | — | 2,526,648 | 275,856 | — | 93,063[7] | 3,445,567 |
| | 2022 | 533,333 | — | 1,515,800 | 1,170,125 | — | 54,848[5] | 3,274,106[5] |
| | 2021 | 393,750 | — | 2,500,045 | 3,087,000 | — | 235,688 | 6,216,483 |
| **Mark Arian,** Chief Executive Officer, Consulting | 2023 | 550,000 | — | 2,526,648 | 385,000 | — | 92,187[8] | 3,553,835 |
| | 2022 | 533,333 | — | 1,515,800 | 1,158,108 | — | 56,808[5] | 3,264,049[5] |
| | 2021 | 393,750 | — | 1,600,128 | 2,646,000 | — | 262,633 | 4,902,511 |
| **Michael Distefano,** Chief Executive Officer, Professional Search and Interim | 2023 | 550,000 | — | 649,619 | 332,292 | —[3] | 66,568[9] | 1,598,479 |

(1) *Represents the aggregate grant date fair value of awards granted during the fiscal year, calculated in accordance with Accounting Standards Codification, 718, Compensation-Stock Compensation. Certain assumptions used to calculate the valuation of the awards are set forth in Note 4 to the notes to consolidated financial statements in Form 10-K. For the Relative TSR Units, the grant date fair value is measured using a Monte Carlo simulation valuation model. The simulation model applies a risk-free interest rate and an expected volatility assumption. The risk-free rate is assumed to equal the yield on a three-year Treasury bond on the grant date. Volatility is based on historical volatility for the 36-month period preceding the grant date. For each of the NEOs, the assumed per-share value of Relative TSR Units for the July 11, 2022 annual grant was $68.92 and for the July 9, 2021 annual grant was $83.14. Our Compensation Committee made a one-time decision in early July of 2020 to grant time-based equity awards that provided a stronger incentive to retain our NEOs in the face of economic challenges beyond their control as the Board concluded that supporting the continuity and commitment of the Company's leadership team to lead the Company through the entire course of the pandemic's impact on the Company's business would be essential during such uncertain and challenging times. Accordingly, no performance-based shares were granted in fiscal 2021.*

(2) *Reflects cash incentive compensation earned under the Company's annual cash incentive plan in the applicable fiscal year and paid in the following fiscal year.*

(3) *The values in the table represent, for each applicable fiscal year, the aggregate change in the actuarial present value of Messrs. Burnison's and Distefano's accumulated benefit under the Enhanced Wealth Accumulation Plan (the "EWAP") from the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for the prior completed fiscal year to the pension plan measurement date used for financial reporting purposes with respect to the Company's audited financial statements for the covered fiscal year. For fiscal year 2023, for Messrs. Burnison and Distefano, the change in value was negative in the amount of ($10,164) and ($19,195), respectively, and is reported as $0 in accordance with applicable SEC rules. As discussed under "Fiscal 2023 Pension Benefits," participants in the EWAP elected to participate in a "deferral unit" that required the participant to contribute a portion of their compensation for an eight-year period, or in some cases, make an after-tax contribution, in return for defined benefit payments from the Company over a fifteen-year period generally at retirement age of 65 or later. Messrs. Burnison and Distefano are the only named executive officers that participate in the EWAP. To date, Messrs. Burnison and Distefano have contributed $55,200 and $18,700, respectively, to the EWAP. In June 2003, the Company amended the EWAP plan, so as not to allow new participants or the purchase of additional deferral units by existing participants.*

(4) *Represents 401(k) company contribution of $4,100, an auto allowance of $5,400, executive medical insurance premium of $72,591, executive long-term disability insurance premium and/or imputed income of $558, and executive short-term life insurance premium and/or imputed income of $11,400.*

(5) *These values have been updated to reflect additional amounts in respect of executive medical insurance premiums that were inadvertently omitted from the Summary Compensation Table in the Company's fiscal year 2022 proxy statement.*

(6) *Represents 401(k) company contribution of $4,100, an auto allowance of $5,400, executive medical insurance premium of $50,688, executive long-term disability insurance premium and/or imputed income of $558, and executive short-term life insurance premium and/or imputed income of $10,688.*

(7) *Represents 401(k) company contribution of $4,100, an auto allowance of $5,400, executive medical insurance premium of $72,591, executive long-term disability insurance premium and/or imputed income of $558, and executive short-term life insurance premium and/or imputed income of $10,414.*

(8) *Represents 401(k) company contribution of $4,233, an auto allowance of $5,400, executive medical insurance premium of $72,591, executive long-term disability insurance premium and/or imputed income of $558, and executive short-term life insurance premium and/or imputed income of $9,405.*

(9) *Represents 401(k) company contribution of $4,150, executive medical insurance premium of $50,688, executive long-term disability insurance premium and/or imputed income of $558, executive short-term life insurance premium and/or imputed income of $3,780, and tax preparation fee of $7,392.*

# Fiscal Year 2023 Grants of Plan-Based Awards

The following table sets forth information with respect to non-equity incentive plan compensation and equity awards granted in fiscal 2023 to the named executive officers, under the Company's Fourth Amended and Restated 2008 Stock Incentive Plan.

| Name | Grant Date | Estimated Future Payments Under Non-Equity Incentive Plan Awards | | | Estimated Future Payments Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock (#) | Grant Date Fair Value of Stock Awards |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **Gary D. Burnison** | 7/11/2022 | — | — | — | — | — | — | 57,420 | 3,399,838 |
| | 7/11/2022 | — | — | — | 21,533 | 86,130 | 172,260 | — | 5,936,080 |
| | — | — | 1,500,000 | 1,500,000 | — | — | — | — | — |
| **Robert P. Rozek** | 7/11/2022 | — | — | — | — | — | — | 20,270 | 1,200,187 |
| | 7/11/2022 | — | — | — | 7,600 | 30,400 | 60,800 | — | 2,095,168 |
| | — | — | 750,000 | 750,000 | — | — | — | — | — |
| **Byrne Mulrooney** | 7/11/2022 | — | — | — | — | — | — | 15,540 | 920,123 |
| | 7/11/2022 | — | — | — | 5,828 | 23,310 | 46,620 | — | 1,606,525 |
| | — | — | 550,000 | 550,000 | — | — | — | — | — |
| **Mark Arian** | 7/11/2022 | — | — | — | — | — | — | 15,540 | 920,123 |
| | 7/11/2022 | — | — | — | 5,828 | 23,310 | 46,620 | — | 1,606,525 |
| | — | — | 550,000 | 550,000 | — | — | — | — | — |
| **Michael Distefano** | 7/11/2022 | — | — | — | — | — | — | 5,070 | 300,195 |
| | 7/11/2022 | — | — | — | 1,268 | 5,070 | 10,140 | — | 349,424 |
| | — | — | 550,000 | 550,000 | — | — | — | — | — |

# Employment Agreements

Certain elements of compensation set forth in the "Fiscal Year 2023, 2022, and 2021 Summary Compensation Table" and "Fiscal Year 2023 Grants of Plan-Based Awards Table" reflect the terms of employment agreements entered into between the Company and each of the named executive officers that were in effect during fiscal year 2023.

*Gary D. Burnison.* We entered into an amended and restated employment agreement with Mr. Burnison dated June 28, 2021 (the "Burnison Employment Agreement") pursuant to which Mr. Burnison serves as Chief Executive Officer. Pursuant to the Burnison Employment Agreement, we agreed to provide Mr. Burnison with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $1,000,000; (2) participation in the Company's annual

cash incentive plan with an annual target award of 150% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award, however, for fiscal year 2023, there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. In addition, the Burnison Employment Agreement continues to provide for a retention award in the amount of $5 million (the "Retention Award") that vested on March 30, 2022 (the "Retention Vesting Date"). After vesting, payment of this award will be deferred until Mr. Burnison's termination of employment (except that Mr. Burnison will forfeit this award if his employment is terminated for "cause" or he violates his restrictive covenants). After vesting, interest will accrue on the deferral until Mr. Burnison's termination of employment at 120% of the long-term Applicable Federal Rate as in effect from time to time (currently 4.85% for August 2023). This deferred award, together with accrued interest, will be paid in equal monthly installments in cash (without further interest) over twelve months following Mr. Burnison's termination of employment for any reason (other than termination by the Company for "cause") on or after the Retention Vesting Date provided he provides the Company with an effective release of claims and continues to be in compliance with applicable covenants relating to non-competition, non-solicitation, and confidentiality. Mr. Burnison is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

*Robert P. Rozek.* We entered into an amended and restated employment agreement with Mr. Rozek dated June 28, 2021 (the "Rozek Employment Agreement") pursuant to which Mr. Rozek serves as Executive Vice President, Chief Financial Officer, and Chief Corporate Officer. Pursuant to the Rozek Employment Agreement, we agreed to provide Mr. Rozek with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $625,000; (2) participation in the Company's annual cash incentive plan with an annual target award of 120% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award, however, for fiscal year 2023, there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Rozek is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

*Byrne Mulrooney.* We entered into an employment agreement with Mr. Mulrooney dated June 28, 2021 (the "Mulrooney Employment Agreement") pursuant to which Mr. Mulrooney served as Chief Executive Officer, RPO and Digital. Pursuant to the Mulrooney Employment Agreement, we agreed to provide Mr. Mulrooney with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $550,000; (2) participation in the Company's annual cash incentive plan with an annual target award of 100% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target

award, however, for fiscal year 2023, there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Mulrooney was also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

*Mark Arian.* We entered into an employment agreement with Mr. Arian dated June 28, 2021 (the "Arian Employment Agreement") pursuant to which Mr. Arian serves as Chief Executive Officer, Consulting. Pursuant to the Arian Employment Agreement, we agreed to provide Mr. Arian with the following annual compensation: (1) an annual base salary, effective July 1, 2021, of $550,000; (2) participation in the Company's annual cash incentive plan with an annual target award of 100% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award, however, for fiscal year 2023, there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Arian is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

*Michael Distefano.* We entered into an employment agreement with Mr. Distefano dated July 1, 2022 (the "Distefano Employment Agreement") pursuant to which Mr. Distefano serves as Chief Executive Officer, Professional Search and Interim. Pursuant to the Distefano Employment Agreement, we agreed to provide Mr. Distefano with the following annual compensation: (1) an annual base salary, effective May 1, 2022, of $550,000; (2) participation in the Company's annual cash incentive plan with an annual target award of 100% of annual base salary and the ability to earn additional amounts up to a maximum cash award of 200% of the target award, however, for fiscal year 2023, there was no maximum opportunity, and performance above target was capped at 100% of the target opportunity; and (3) subject to approval of the Compensation and Personnel Committee of the Board, participation in the Company's equity incentive program. Mr. Distefano is also eligible to participate in employee benefit plans, arrangements, and programs maintained from time to time by the Company for the benefit of senior executives.

# Fiscal Year 2023 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to options to purchase shares of the Company's common stock, restricted stock, and restricted stock unit grants to the named executive officers outstanding as of April 30, 2023.

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Not Exercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares of Stock that Have Not Vested (#) | Market Value of Shares of Stock that Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights that Have Not Vested ($) |
| Gary D. Burnison | — | — | — | — | — | 8,985[1] | 431,460 | — | — |
| | — | — | — | — | — | 103,750[2] | 4,982,075 | — | — |
| | — | — | — | — | — | 19,560[3] | 939,271 | — | — |
| | — | — | — | — | — | 57,420[4] | 2,757,308 | — | — |
| | — | — | — | — | — | — | — | 39,120[5] | 1,878,542 |
| | — | — | — | — | — | — | — | 86,130[6] | 4,135,963 |
| Robert P. Rozek | — | — | — | — | — | 3,735[1] | 179,355 | — | — |
| | — | — | — | — | — | 41,865[2] | 2,010,357 | — | — |
| | — | — | — | — | — | 8,153[3] | 391,507 | — | — |
| | — | — | — | — | — | 20,270[4] | 973,365 | — | — |
| | — | — | — | — | — | — | — | 16,300[7] | 782,726 |
| | — | — | — | — | — | — | — | 30,400[8] | 1,459,808 |
| Byrne Mulrooney[9] | — | — | — | — | — | 2,730[1] | 131,095 | — | — |
| | — | — | — | — | — | 45,505[2] | 2,185,150 | — | — |
| | — | — | — | — | — | 5,865[3] | 281,637 | — | — |
| | — | — | — | — | — | 15,540[4] | 746,231 | — | — |
| | — | — | — | — | — | — | — | 11,740[10] | 563,755 |
| | — | — | — | — | — | — | — | 23,310[11] | 1,119,346 |
| Mark Arian | — | — | — | — | — | 1,353[1] | 64,971 | — | — |
| | — | — | — | — | — | 29,125[2] | 1,398,583 | — | — |
| | — | — | — | — | — | 5,865[3] | 281,637 | — | — |
| | — | — | — | — | — | 15,540[4] | 746,231 | — | — |
| | — | — | — | — | — | — | — | 11,740[10] | 563,755 |
| | — | — | — | — | — | — | — | 23,310[11] | 1,119,346 |
| Michael Distefano | — | — | — | — | — | 1,605[1] | 77,072 | — | — |
| | — | — | — | — | — | 14,560[2] | 699,171 | — | — |
| | — | — | — | — | — | 2,175[3] | 104,444 | — | — |
| | — | — | — | — | — | 5,070[4] | 243,461 | — | — |
| | — | — | — | — | — | — | — | 2,900[12] | 139,258 |
| | — | — | — | — | — | — | — | 5,070[13] | 243,461 |

(1) The time-based restricted stock grant was made on July 9, 2019, and vests in four equal annual installments beginning on July 9, 2020.

(2) The time-based restricted stock grant was made on July 8, 2020, and vests in four equal annual installments beginning on July 8, 2021.

(3) The time-based restricted stock grant was made on July 9, 2021, and vests in four equal annual installments beginning on July 9, 2022.

(4) The time-based restricted stock grant was made on July 11, 2022, and vests in four equal annual installments beginning on July 11, 2023.

(5) This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 78,240 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.

(6) This grant of Relative TSR Units was made on July 11, 2022. The award has a three-year vesting period after which between 0 and 172,260 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.

(7) *This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 32,600 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

(8) *This grant of Relative TSR Units was made on July 11, 2022. The award has a three-year vesting period after which between 0 and 60,800 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

(9) *Upon Mr. Mulrooney's termination of employment, he forfeited all of his unvested equity awards.*

(10) *This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 23,480 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

(11) *This grant of Relative TSR Units was made on July 11, 2022. The award has a three-year vesting period after which between 0 and 46,620 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

(12) *This grant of Relative TSR Units was made on July 9, 2021. The award has a three-year vesting period after which between 0 and 5,800 shares may vest depending upon the Company's total stockholder return over the three-year period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

(13) *This grant of Relative TSR Units was made on July 11, 2022. The award has a three-year vesting period after which between 0 and 10,140 shares may vest depending upon the Company's total stockholder return over the three-year vesting period relative to a peer group of companies. Calculated based on achievement of target based on performance to date.*

# Stock Vested in Fiscal Year 2023

The following table sets forth information with respect to the exercise of options and the vesting of stock awards for each of the named executive officers during the fiscal year ended April 30, 2023.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Gary D. Burnison | — | — | 180,548 | 10,791,403 |
| Robert P. Rozek | — | — | 74,380 | 4,444,859 |
| Byrne Mulrooney | — | — | 61,816 | 3,704,494 |
| Mark Arian | — | — | 34,740 | 2,085,353 |
| Michael Distefano | — | — | 28,350 | 1,692,800 |

# Fiscal Year 2023 Pension Benefits

The following table sets forth the pension benefits of the named executive officers as of April 30, 2023.

| Name | Plan Name | Number of Years Credited Service or Number of Units Earned (#)[1] | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Gary D. Burnison | Executive Wealth Accumulation Plan ("EWAP") | 15 | 325,541 | — |
| Michael Distefano | EWAP | 15 | 223,666 | — |

(1) *Upon attaining 15 years of service, Messrs. Burnison and Distefano qualified for an "early retirement benefit" under the EWAP. Because Messrs. Burnison and Distefano have made the mandatory contributions for the eight-year period as required under the EWAP, they are now entitled to an unreduced benefit.*

## Enhanced Wealth Accumulation Plan

The EWAP was established in fiscal year 1994. Certain vice presidents elected to participate in a "deferral unit" that required the participant to contribute a portion of their compensation for an eight-year period, or in some cases, make an after-tax contribution, in return for defined benefit payments from the Company over a 15-year period generally at retirement age of 65 or later. Participants were able to acquire additional "deferral units" every five years.

In June 2003, the Company amended the EWAP so as not to allow new participants or the purchase of additional deferral units by existing participants. The assumptions used to calculate the present value of the accumulated benefit under the EWAP are set forth in Note 6 to the notes to consolidated financial statements in our Form 10-K.

# Fiscal Year 2023 Nonqualified Deferred Compensation

The nonqualified deferred compensation plan earnings and withdrawals of the named executive officers as of April 30, 2023, are set forth in the table below.

| Name | Executive Contributions in Last FY ($) | Registrant Contributions in Last FY ($) | Aggregate Earnings/(loss) in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|
| Gary D. Burnison | 1,061,922[1] | — | 211,944 | — | 4,511,938[2] |
| Robert P. Rozek | — | — | — | — | — |
| Byrne Mulrooney | — | — | — | — | 875,000[3] |
| Mark Arian | — | — | — | — | 1,000,000[3] |
| Michael Distefano | — | — | 24,167 | — | 3,615,914[2][3] |

(1) This amount is included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal year 2023.

(2) The "Aggregate Balance at Last FYE" for Mr. Burnison includes $2,995,922 of contributions made by both Mr. Burnison and the Company of which $1,934,000 was reported as contributions in Summary Compensation Tables in prior-year proxy statements beginning with the fiscal 2007 proxy statement and $1,061,922 of which is included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal year 2023. Of the amounts reported in prior-year proxy statements, $1,725,000 relates to Mr. Burnison's election to defer 50% of his fiscal year 2022 non-equity incentive plan award. Such amount was omitted from the Fiscal Year 2022 Nonqualified Deferred Compensation table, but because such amount relates to fiscal year 2022, the Company has determined that it would have been more appropriate to report such amount in the table for fiscal year 2022, even though such deferral technically did not occur until fiscal year 2023. Similarly, the Company is reporting the deferral of Mr. Burnison's fiscal year 2023 non-equity incentive plan award in the Fiscal Year 2023 Nonqualified Deferred Compensation table above, even though such deferral technically did not occur until fiscal year 2024. The "Aggregate Balance at Last FYE" for Mr. Distefano includes $2,865,914 of contributions made by both Mr. Distefano and the Company, none of which was previously reported as this is the first year Mr. Distefano is a named executive officer. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

(3) On July 8, 2016, the Company established the LTPU Plan in order to promote the success of the Company by providing a select group of management and highly compensated employees with nonqualified supplemental retirement benefits as an additional means to attract, motivate, and retain such employees. A unit award has a base value of $50,000 for the purpose of determining the payment that would be made upon early termination for a partially vested unit award. The units vest 25% on each anniversary date, with the unit becoming fully vested on the fourth anniversary of the grant date, subject to the participant's continued service as of each anniversary date. Each vested unit award will pay out an annual benefit of $25,000 for each of five years commencing on the seventh anniversary of the grant date. On July 8, 2016, Mr. Distefano received five units, on July 8, 2016, Mr. Mulrooney received seven units, on April 3, 2017, Mr. Arian received eight units, and on July 12, 2017, Mr. Distefano received one additional unit, and the value shown in the table represents the maximum benefit pursuant to such units ($750,000 for Mr. Distefano; the remainder reported in this column for Mr. Distefano represents the contributions described in footnote (2) above). Messrs. Mulrooney's and Arian's awards became fully vested in fiscal year 2021 and Mr. Distefano's awards became fully vested in fiscal year 2022, and therefore no amounts were required to be reported in the Summary Compensation table for fiscal year 2023.

# Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation that would become payable to each of the named executive officers under existing plans and arrangements if that named executive officer's employment had terminated on April 30, 2023 (pursuant to his employment agreement then in effect), given the named executive officer's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including benefits generally available to salaried employees, such as distributions under the Company's 401(k) plan and EWAP, and previously accrued and vested benefits under the Company's LTPU Plan and nonqualified deferred compensation plan, as described in the tables above. The actual amounts that would be paid upon a named executive officer's termination of employment can be determined only at the time of such named executive officer's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the named executive officer's age. Further, in connection with any actual termination of employment, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Committee determines appropriate. References to "performance shares" mean any outstanding Relative TSR Units.

*Gary D. Burnison.* Under the Burnison Employment Agreement, because Mr. Burnison remained employed through the Retention Vesting Date, subject to his execution and delivery of a general release of claims and his compliance with restrictive covenants relating to non-competition, non-solicitation, and confidentiality, (i) his deferred Retention Award, in the amount of $5,000,000, together with interest accrued during the mandatory deferral period, will be paid in equal monthly installments in cash (without further interest) over 12 months following Mr. Burnison's termination of employment for any reason (other than termination by the Company for cause) and (ii) upon any termination of Mr. Burnison's employment (other than by the Company for cause or due to death or disability), all unvested equity awards granted on or after March 30, 2018 (and at least

90 days prior to such termination, other than with respect to a termination by the Company without cause or a termination by Mr. Burnison for good reason (an "Involuntary Termination") during such 90-day period, in which case, there shall be no such 90-day requirement) will continue to vest in accordance with their terms, disregarding such termination. As an exception, the post-change in control double trigger equity severance vesting rules described below would continue to apply in the event of an Involuntary Termination that occurs within 24 months after a change in control.

Under the Burnison Employment Agreement, if Mr. Burnison's employment is terminated due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the Executive Capital Accumulation Plan ("ECAP"); (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for him and his dependents for as long as such coverage was available under COBRA.

If we terminated Mr. Burnison's employment for cause or he voluntarily terminated his employment without good reason, then we would pay him accrued compensation through the date of termination.

Under the Burnison Employment Agreement, if Mr. Burnison's employment is terminated due to an Involuntary Termination prior to a change in control or more than 24 months after a change in control, then we would provide him with the following: (1) his accrued compensation; (2) a pro rata

portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; and (3) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents.

The Burnison Employment Agreement provides that if there was a change of control and within 24 months, Mr. Burnison's employment is terminated due to an Involuntary Termination, then we would provide him with the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to three times his current annual base salary, three times his target annual cash incentive award and the amount of his deferred Retention Award (to the extent not yet paid); (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for 6 months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding stock options, other equity-type incentives, other long term awards and all benefits held under the ECAP (excluding performance awards) (collectively, the "Time Vested Awards"); and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

Under the Burnison Employment Agreement, the severance benefits described above are conditioned on Mr. Burnison's execution and delivery of a general release and compliance with covenants relating to confidentiality, non-solicitation, and non-competition.

| Gary D. Burnison[1] | Retirement | | Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Death or Disability |
|---|---|---|---|---|---|---|---|
| Equity/ECAP (excluding performance-based shares) | $ | 9,110,114 | $ 9,110,114 | $ | 9,110,114 | $ | 9,110,114 |
| Performance-Based Shares[2] | | 6,014,505 | 6,014,505 | | 6,014,505 | | 6,014,505 |
| Base Salary | | — | — | | 3,000,000 | | — |
| Bonus | | — | 1,087,478 | | 6,000,000 | | 1,500,000 |
| Health Benefits | | — | 108,838 | | 145,117 | | 217,675[3] |
| Retention Award | | 5,221,852 | 5,221,852 | | 5,221,852 | | 5,221,852 |
| **TOTAL** | **$** | **20,346,471** | **$ 21,542,787** | **$** | **29,491,588** | **$** | **22,064,146** |

*(1) Under all termination scenarios other than a termination by the Company for cause, Mr. Burnison would receive payment of his deferred Retention Award of $5,000,000, which fully vested as of March 30, 2022, plus the amount of interest accrued during the mandatory deferral period, as described above.*

*(2) For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2023, it was assumed that the Company achieved target performance.*

*(3) Where Mr. Burnison or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.*

*Robert P. Rozek.* Under the Rozek Employment Agreement, if Mr. Rozek's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for him and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Rozek's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Rozek's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents; (5) all outstanding Time Vested Awards will continue to vest in accordance with their terms (disregarding such termination); and (6) the performance awards will vest based on actual performance through the entire performance period.

If Mr. Rozek's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times his current annual base salary and two and one-half times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for 6 months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vested Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

If Mr. Rozek terminates his employment due to retirement, he will be entitled to the following: (1) his accrued compensation; (2) Time Vested Awards that have been outstanding for more than 90 days will continue to vest in accordance with their terms (disregarding such termination); and (3) performance awards that have been outstanding for more than 90 days will vest based on actual performance through the entire performance period. Mr. Rozek is required to provide 6 months' notice prior to terminating his employment due to retirement.

The severance benefits described above are conditioned on Mr. Rozek's execution and delivery of a general release and compliance with covenants relating to confidentiality, non-solicitation, and non-competition.

| Robert P. Rozek | Retirement | Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason | Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason | Death or Disability |
|---|---|---|---|---|
| Equity/ECAP (excluding performance-based shares) | $ 3,554,584 | $ 3,554,584 | $ 3,554,584 | $ 3,554,584 |
| Performance-Based Shares[1] | 2,242,534 | 2,242,534 | 2,242,534 | 2,242,534 |
| Base Salary | — | 937,500 | 1,562,500 | — |
| Bonus | — | 1,481,239 | 2,625,000 | 750,000 |
| Health Benefits | — | 75,999 | 101,332 | 151,998[2] |
| **TOTAL** | **$ 5,797,118** | **$ 8,291,856** | **$ 10,085,950** | **$ 6,699,116** |

(1) For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2023, it was assumed that the Company achieved target performance.

(2) Where Mr. Rozek or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.

*Byrne Mulrooney.* Under the Mulrooney Employment Agreement, if Mr. Mulrooney's employment had terminated due to death or disability, then he, or his legal representatives, would have received: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for him and his dependents for as long as such coverage was available under COBRA.

If the Company had terminated Mr. Mulrooney's employment for cause, then the Company would have been required to pay him accrued compensation through the date of termination. Similarly, in connection with Mr. Mulrooney's voluntary termination of employment, the Company was only required to pay him accrued compensation through the date of termination.

If Mr. Mulrooney's employment had been Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he would have been entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents; (5) the Time Vested Awards that would have vested within 12 months of termination would have become fully vested as of the date of such termination; and (6) a pro rata portion of the performance awards would have been eligible to become vested based on actual performance during the entire performance period and the number of days he was employed during the performance period plus an additional year (provided this number of days does not exceed the number of days in the performance period).

If Mr. Mulrooney's employment had been Involuntarily Terminated within 24 months following a change in control, then he would have been entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times his current annual base salary and two and one-half times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for 6 months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vesting Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

In addition, pursuant to the terms of the LTPU Plan and Mr. Mulrooney's LTPU award, which fully vested in 2020, in the case of death or disability, payout of the award, which generally occurs in five equal annual installments commencing in the calendar year including the seventh anniversary of the grant date and over four years thereafter (unless elected otherwise), would commence on the 60th day following a termination due to death or would be payable as a single lump sum in the year in which a disability occurs. Each unit awarded under the LTPU Plan has a total value of $125,000. Mr. Mulrooney was awarded seven units under the LTPU Plan and thus the total value of his vested award is $875,000. If the LTPUP Administrator determines Mr. Mulrooney has engaged in Detrimental Activity, then Mr. Mulrooney's vested award under the LTPU Plan will be forfeited.

| Byrne Mulrooney[1] | Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason | Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason | Death or Disability |
|---|---|---|---|
| Equity/ECAP (excluding performance-based shares) | $ 1,504,106 | $ 3,344,113 | $ 3,344,113 |
| Performance-Based Shares[2] | 1,309,305 | 1,683,101 | 1,683,101 |
| Base Salary | 825,000 | 1,375,000 | — |
| Bonus | 963,356 | 1,925,000 | 550,000 |
| Health Benefits | 108,838 | 145,117 | 217,675[3] |
| LTPU Award[4] | 875,000 | 875,000 | 875,000 |
| **TOTAL** | **$ 5,585,605** | **$ 9,347,331** | **$ 6,669,889** |

(1)  Mr. Mulrooney notified the Company of his voluntary resignation on July 13, 2023, and terminated employment effective August 1, 2023. As a result, he will not receive any of the amounts described in this table other than his vested LTPU award, unless the LTPUP Administrator determines Mr. Mulrooney engaged in Detrimental Activity, in which case he would also forfeit the LTPU award.

(2)  For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2023, it was assumed that the Company achieved target performance.

(3)  Where Mr. Mulrooney or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.

(4)  Mr. Mulrooney's LTPU award was already fully vested as of the last day of the fiscal year. The full value of the award is payable following any termination of employment subject to the terms of the LTPU Plan and as described in more detail above.

*Mark Arian.* Under the Arian Employment Agreement, if Mr. Arian's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for him and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Arian's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Arian's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents; (5) the Time Vested Awards that would have vested within 12 months of termination will become fully vested as of the date of such termination; and (6) a pro rata portion of the performance awards will vest based on actual performance during the entire performance period and the number of days he was employed during the performance period plus an additional year (provided this number of days does not exceed the number of days in the performance period).

If Mr. Arian's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled

to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times his current annual base salary and two and one-half times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for 6 months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vesting Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

In addition, pursuant to the terms of the LTPU Plan and Mr. Arian's LTPU award, which fully vested in 2021, in the case of death or disability, payout of the award, which generally occurs in five equal annual installments commencing in the calendar year including the seventh anniversary of the grant date and over four years thereafter (unless elected otherwise), would commence on the 60th day following a termination due to death or would be payable as a single lump sum in the year in which a disability occurs. Each unit awarded under the LTPU Plan has a total value of $125,000. Mr. Arian was awarded eight units under the LTPU Plan and thus the total value of his vested award is $1,000,000. Notwithstanding the foregoing, if the LTPUP Administrator determines that Mr. Arian's termination is for cause or that he has engaged in Detrimental Activity, then Mr. Arian's vested award under the LTPU Plan would be forfeited.

| Mark Arian | Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Death or Disability | |
|---|---|---|---|---|---|---|
| Equity/ECAP (excluding performance-based shares) | $ | 1,044,627 | $ | 2,491,422 | $ | 2,491,422 |
| Performance-Based Shares[1] | | 1,309,305 | | 1,683,101 | | 1,683,101 |
| Base Salary | | 825,000 | | 1,375,000 | | — |
| Bonus | | 1,072,500 | | 1,925,000 | | 550,000 |
| Health Benefits | | 108,838 | | 145,117 | | 217,675[2] |
| LTPU Award[3] | | 1,000,000 | | 1,000,000 | | 1,000,000 |
| **TOTAL** | **$** | **5,360,270** | **$** | **8,619,640** | **$** | **5,942,198** |

(1) *For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2023, it was assumed that the Company achieved target performance.*

(2) *Where Mr. Arian or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.*

(3) *Mr. Arian's LTPU award was already fully vested as of the last day of the fiscal year. The full value of the award is payable following any termination of employment subject to the terms of the LTPU Plan and as described in more detail above.*

**Michael Distefano.** Under the Distefano Employment Agreement, if Mr. Distefano's employment terminates due to death or disability, then he, or his legal representatives, would receive: (1) all accrued compensation as of the date of termination; (2) full vesting of all outstanding stock options, other equity-type incentives (excluding performance shares) and benefits under the ECAP; (3) a pro rata portion of his target annual cash incentive award for the fiscal year in which his employment terminated; (4) the number of performance shares that would have been earned if he had served the Company for the entire performance period and the target performance had been achieved; and (5) reimbursement of COBRA coverage premiums for him and his dependents for as long as such coverage was available under COBRA.

If the Company terminates Mr. Distefano's employment for cause at any time or he voluntarily terminates his employment without good reason, then the Company would pay him accrued compensation through the date of termination.

If Mr. Distefano's employment is Involuntarily Terminated prior to a change in control or more than 24 months after a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his annual cash incentive award, based on actual Company performance, for the year in which his employment terminated; (3) cash payments equal to one and one-half times his then current annual base salary and one and one-quarter times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents; (5) the Time Vested Awards that would have vested within 12 months of termination will become fully vested as of the date of such termination; and (6) a pro rata portion of the performance awards will vest based on actual performance during the entire performance period and the number of days he was employed during the performance period plus an additional year (provided this number of days does not exceed the number of days in the performance period).

If Mr. Distefano's employment is Involuntarily Terminated within 24 months following a change in control, then he will be entitled to the following: (1) his accrued compensation; (2) a pro rata portion of his target annual cash incentive award; (3) cash payments equal to two and one-half times his current annual base salary and two and one-half times his target annual cash incentive award; (4) for up to 18 months after termination, reimbursement of COBRA coverage premiums for him and his dependents and for 6 months thereafter, if COBRA coverage is no longer available, reimbursement of a portion of the cost of healthcare coverage for him and his dependents; (5) vesting on the date of termination of all outstanding Time Vesting Awards; and (6) a number of performance awards equal to the greater of (i) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been the Company's actual performance through the date of the change in control and at the target level for the period subsequent to the change in control and (ii) the performance awards that would have been earned if he had served the Company for the entirety of any open performance period and the Company's performance during such period had been at the target level of performance for the entire performance period.

In addition, pursuant to the terms of the LTPU Plan and Mr. Distefano's LTPU awards, which fully vested in fiscal year 2022, in the case of death or disability, payout of the award, which generally occurs in five equal annual installments commencing in the calendar year including the seventh anniversary of the grant date and over four years thereafter (unless elected otherwise), would commence on the 60th day following a termination due to death or would be payable as a single lump sum in the year in which a disability occurs. Each unit awarded under the LTPU Plan has a total value of $125,000. Mr. Distefano was awarded six units under the LTPU Plan and thus the total value of his vested award is $750,000. Notwithstanding the foregoing, if the LTPUP Administrator determines that Mr. Distefano's termination is for cause or that he has engaged in Detrimental Activity, then Mr. Distefano's vested award under the LTPU Plan would be forfeited.

| Michael Distefano | Prior to a Change in Control or More than 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Within 24 Months after a Change in Control and Termination Without Cause or With Good Reason | | Death or Disability | |
|---|---|---|---|---|---|---|
| Equity/ECAP (excluding performance-based shares) | $ | 522,290 | $ | 1,124,148 | $ | 1,124,148 |
| Performance-Based Shares[1] | | 301,418 | | 382,719 | | 382,719 |
| Base Salary | | 825,000 | | 1,375,000 | | — |
| Bonus | | 1,019,792 | | 1,925,000 | | 550,000 |
| Health Benefits | | 75,999 | | 101,332 | | 151,998[2] |
| LTPU Award[3] | | 750,000 | | 750,000 | | 750,000 |
| **TOTAL** | **$** | **3,494,499** | **$** | **5,658,199** | **$** | **2,958,865** |

(1) For the calculations above, if performance shares would vest based on actual Company performance, to the extent the applicable vesting period was still ongoing as of the end of fiscal 2023, it was assumed that the Company achieved target performance.

(2) Where Mr. Distefano or his dependents are entitled to COBRA for as long as COBRA is available, we have assumed entitlement to 36 months of COBRA as that is the maximum length of time for which such benefits may be available.

(3) Mr. Distefano's LTPU award was already fully vested as of the last day of the fiscal year. The full value of the award is payable following any termination of employment subject to the terms of the LTPU Plan and as described in more detail above.

For purposes of the foregoing employment agreements, "cause," "change in control," "and "good reason," generally mean the following:

- **"Cause" means:**
  - conviction of any felony or other crime involving fraud, dishonesty or acts of moral turpitude, or pleading guilty or nolo contendere to such charges; or
  - reckless or intentional behavior or conduct that causes or is reasonably likely to cause the Company material harm or injury or exposes or is reasonably likely to expose the Company to any material civil, criminal, or administrative liability; or
  - any material misrepresentation or false statement made by the executive in any application for employment, employment history, resume, or other document submitted to the Company, either before, during, or after employment; or
  - for Messrs. Mulrooney, Arian, and Distefano, material violation of the Company's material written policies or procedures.

- **"Change in Control" means:**
  - an acquisition by any person of beneficial ownership or a pecuniary interest in more than 50% of the common stock of the Company or voting securities entitled to then vote generally in the election of directors ("Voting Stock") of the Company, after giving effect to any new issue in the case of an acquisition from the Company;
  - the consummation of a merger, consolidation, or reorganization of the Company or of a sale or other disposition of all or substantially all of the Company's consolidated assets as an entirety (collectively, a "Business Combination"), other than a Business Combination (a) in which all or substantially all of the holders of Voting Stock of the Company hold or receive directly or indirectly 50% or more of the Voting Stock of the entity resulting from the Business Combination (or a parent company), and (b) after which no person (other than certain excluded persons) owns more than 50% of the Voting Stock of the resulting entity (or a parent company) who did not own directly or indirectly at least that percentage of the Voting Stock of the Company immediately before the Business Combination, and (c) after which one or more excluded persons own an aggregate amount of Voting Stock of the resulting entity at least equal to the aggregate number of shares of Voting Stock owned by any persons who (i) own more than 5% of the Voting Stock of the resulting entity, (ii) are not excluded persons, (iii) did not own directly or indirectly at least the same percentage of the Voting Stock of the Company immediately before the Business Combination, and (iv) in the aggregate own more than 50% of the Voting Stock of the resulting entity;
  - consummation of the dissolution or complete liquidation of the Company; or
    - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new directors whose appointment, election, or nomination for election was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose appointment, election or nomination for election was previously so approved (all such directors, "Incumbent Directors"), cease for any reason to constitute a majority of the Board. Notwithstanding

the above provisions, no "Change in Control" shall be deemed to have occurred if a Business Combination, as described above, is effected and a majority of the Incumbent Directors, through the adoption of a Board resolution, determine that, in substance, no Change in Control has occurred.

- **"Good Reason" for purposes of Mr. Burnison means, if without Mr. Burnison's prior written consent:**
  - the Company materially reduces Mr. Burnison's duties or responsibilities as Chief Executive Officer or assigns him duties which are materially inconsistent with his duties or which materially impair his ability to function as Chief Executive Officer;
  - the Company reduces Mr. Burnison's base salary or target annual incentive award under the Company's annual cash incentive bonus plan (in each case, other than as part of an across-the-board reduction applicable to all executive officers of the Company);
  - the Company fails to perform or breaches its obligations under any other material provision of the Burnison Employment Agreement and fails to cure such failure or breach within the period required by the Burnison Employment Agreement;
  - Mr. Burnison's primary location of business is moved by more than 50 miles, subject to certain exceptions set forth in the Burnison Employment Agreement;
  - the Company reduces Mr. Burnison's title of Chief Executive Officer or removes him; or
  - the Company fails to obtain the assumption in writing of its obligation to perform the Burnison Employment Agreement by any successor to all or substantially all of the assets of the Company within 15 days after a merger, consolidation, sale, or similar transaction.

- **"Good Reason" for purposes of Mr. Rozek means, if without Mr. Rozek's prior written consent:**
  - the Company materially reduces Mr. Rozek's title, duties, or responsibilities as Chief Financial Officer and Chief Corporate Officer, or removes him;
  - the Company reduces Mr. Rozek's then current base salary or target award opportunity under the Company's annual cash incentive compensation program (in each case, other than as part of an across-the-board reduction applicable to all "named executive officers" of the Company (as defined under Item 402 of Regulation S-K and to the extent employed by the Company at that time)); or
  - Mr. Rozek's primary location of business is moved by more than 50 miles (other than in connection with a move of the Company's corporate headquarters).

- **"Good Reason" for purposes of Messrs. Mulrooney, Arian, and Distefano means, if without Mr. Mulrooney's, Mr. Arian's, or Mr. Distefano's prior written consent and subject to the Company's cure right:**
  - The Company materially reduces his duties or responsibilities; or
  - The Company materially reduces his then current base salary or target annual incentive award (other than as part of an across-the-board reduction applicable to all "named executive officers" of the Company); or
  - for Messrs. Arian and Distefano, the Company materially breaches a material term of the Arian Employment Agreement or Distefano Employment Agreement, as applicable.

# Pay Ratio Disclosure

The 2023 annual total compensation of the median compensated of all our employees, other than our CEO Gary Burnison, was $148,917; Mr. Burnison's 2023 annual total compensation was $11,517,445, and the ratio of these amounts was 1-to-77.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

As permitted under the SEC rules, we used the same median employee as last year because we believe we did not experience any changes in our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. In making this determination, however, we excluded approximately 651 employees of Infinity Consulting Solutions, which we acquired on August 1, 2022, and approximately 890 employees of Salo, LLC, which we acquired on February 1, 2023. The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. For these purposes, we identified a median compensated employee using base salary paid in fiscal year 2022, annualized to the extent permitted by SEC rules for those employees that were employed for less than the full fiscal year or on an unpaid leave. As permitted by SEC rules, we used a valid statistical sampling methodology applied to all of our employees who were employed as of April 30, 2022, to identify the global median employee.

# Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the

Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the "Compensation Discussion and Analysis" section of this Proxy Statement.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
| Year (a) | Summary Compensation Table Total for PEO[1] (b) | Compensation Actually Paid to PEO[2] (c) | Average Summary Compensation Table Total for Non-PEO NEOs[1] (d) | Average Compensation Actually Paid to Non-PEO NEOs[2] (e) | Total Shareholder Return[3] (f) | Peer Group Total Shareholder Return[4] (g) | Net Income (in thousands)[5] (h) | Adjusted Fee Revenue (in millions)[6] (i) |
|---|---|---|---|---|---|---|---|---|
| 2023 | $ 11,517,445 | $ 4,752,895 | $ 3,283,352 | $ 1,500,999 | $ 172 | $ 144 | $ 213,054 | $ 2,876 |
| 2022 | 9,547,534 | 6,792,260 | 3,677,007 | 2,726,928 | 217 | 174 | 330,845 | 2,596 |
| 2021 | 11,347,527 | 30,500,006 | 5,492,093 | 11,884,612 | 238 | 150 | 115,562 | 1,810 |

(1) The dollar amounts reported in column (b) are the amounts reported for Gary Burnison (the Company's Chief Executive Officer) for each of the corresponding years in the "Total" column in our Summary Compensation Table. The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Burnison) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for fiscal year 2023, Messrs. Rozek, Mulrooney, Arian, and Distefano; and (ii) for fiscal years 2022 and 2021, Messrs. Rozek, Mulrooney, and Arian.

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Burnison, and the dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to our other NEOs as a group, each as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. Burnison or the other NEOs on average, as applicable. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

| Compensation Actually Paid | 2023 PEO | 2023 Other NEOs* | 2022 PEO | 2022 Other NEOs* | 2021 PEO | 2021 Other NEOs* |
|---|---|---|---|---|---|---|
| Summary Compensation Table Total | $ 11,517,445 | $ 3,283,352 | $ 9,547,534 | $ 3,677,007 | $ 11,347,527 | $ 5,492,093 |
| Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table | (9,335,918) | (2,249,568) | (5,052,479) | (1,712,343) | (5,700,025) | (2,133,412) |
| Less, Change in Pension Value reported in Summary Compensation Table | — | — | — | — | — | — |
| Plus, year-end fair value of outstanding and unvested equity awards granted in the year | 5,708,984 | 1,380,628 | 3,718,747 | 1,260,291 | 14,087,175 | 5,272,564 |
| Plus, fair value as of vesting date of equity awards granted and vested in the year | — | — | — | — | — | — |
| Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years | (3,095,699) | (905,421) | (1,627,471) | (556,155) | 10,723,526 | 3,204,072 |
| Plus (less), change in fair value from last day of prior fiscal year to vesting date for equity awards granted in prior years that vested in the year | (301,466) | (79,156) | 41,935 | 3,185 | (111,775) | (2,863) |
| Less, prior year-end fair value for any equity awards forfeited in the year | — | — | — | — | — | — |
| Plus, dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year | 259,549 | 71,164 | 163,994 | 54,943 | 153,578 | 52,158 |
| Plus, pension service cost for services rendered during the year | — | — | — | — | — | — |
| **Compensation Actually Paid** | **$ 4,752,895** | **$ 1,500,999** | **$ 6,792,260** | **$ 2,726,928** | **$ 30,500,006** | **$ 11,884,612** |

\*    Amounts presented are averages for the entire group of Other NEOs in each respective year.

(3) Total Shareholder Return (TSR) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period, by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is April 30, 2020.

(4) The peer group used for this purpose for fiscal years 2022 and 2023 is the following Company-established peer group, as used in the Form 10-K for purposes of Item 201(e)(1)(ii) of Regulation S-K for such years: ASGN Inc. (ASGN), Cushman & Wakefield Plc. (CWK), FTI Consulting Inc. (FCN), Heidrick & Struggles International Inc. (HSII), Huron Consulting Group Inc. (HURN), ICF International Inc. (ICFI), Insperity Inc. (NSP), Jones Lang Lasalle Inc. (JLL), ManpowerGroup Inc. (MAN), PageGroup Plc. (MPGPF), and Robert Half International Inc. (RHI). The peer group used for this purpose for fiscal year 2021 is the following Company-established peer group, as used in the Form 10-K for purposes of Item 201(e)(1)(ii) of Regulation S-K for such years: CBIZ Inc. (CBZ), FTI Consulting Inc. (FCN), Heidrick & Struggles International Inc. (HSII), Huron Consulting Group Inc. (HURN), ICF International Inc. (ICFI), Insperity Inc. (NSP), Kelly Services Inc. (KELYA), Kforce Inc. (KFRC), Resources Connection Inc. (RGP), Robert Half International Inc. (RHI), Willis Towers Watson Plc (WLTW), and TrueBlue Inc. (TBI).

(5) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable fiscal year.

(6) Adjusted Fee Revenue is defined as Fee Revenue of the Company, as reported in the Form 10-K for the applicable fiscal year, adjusted as necessary to eliminate the effect of currency fluctuations, including by translating the applicable fiscal year's actual results at a currency rate comparable to the rate used in the Company's AOP for such fiscal year.

**Description of Certain Relationships between Information Presented in the Pay versus Performance Table**

As described in more detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

*Compensation Actually Paid, Cumulative TSR, and Peer Group TSR*



**| CAP vs Company TSR and Peer Group TSR**

*Compensation Actually Paid and Net Income*



**| CAP vs. Net Income**

*Compensation Actually Paid and Adjusted Fee Revenue*



**CAP vs. Adjusted Fee Revenue**

### Financial Performance Measures

As described in greater detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important

financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

1. Adjusted Fee Revenue;
2. Adjusted EBITDA Margin;
3. Adjusted Diluted EPS; and
4. Adjusted ROIC.

# Fiscal Year 2023 Compensation of Directors

The compensation of directors, including all restricted stock unit awards, for fiscal year 2023 is set forth in the table below.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | All Other Compensation ($)[2] | Total ($) |
|---|---|---|---|---|
| Doyle N. Beneby | 107,500[3] | 185,108 | 17,279 | 309,887 |
| Laura M. Bishop | 105,000[4] | 185,108 | 2,040 | 292,148 |
| Christina A. Gold | —[5] | — | 308 | 308 |
| Charles L. Harrington | 10,000[6] | 280,306 | 2,624 | 292,930 |
| Jerry P. Leamon | 250,000[7] | 185,108 | 2,040 | 437,148 |
| Angel R. Martinez | 105,000[8] | 185,108 | 2,040 | 292,148 |
| Debra J. Perry | 120,000[9] | 185,108 | 2,040 | 307,148 |
| Lori J. Robinson | 95,000[10] | 185,108 | 2,040 | 282,148 |
| George T. Shaheen | —[11] | — | 1,542 | 1,542 |

(1) *Represents the aggregate grant date fair value of awards granted during the fiscal year, calculated in accordance with Accounting Standards Codification, 718, Compensation-Stock Compensation. The assumptions used to calculate the valuation of the awards are set forth in Note 4 to the notes to consolidated financial statements in our Form 10-K. As of April 30, 2023, the aggregate restricted stock units held by each director was 3,850 restricted stock units representing their annual equity grant. Mr. Harrington held an additional 1,980 restricted stock units granted in respect of the annual director fee he elected to receive in the form of restricted stock units. Mr. Beneby held an additional 25,910 fully vested deferred stock units.*

(2) *Represents dividends on unvested restricted stock units.*

(3) *Mr. Beneby received a director fee of $95,000 and $12,500 for service as Nominating Committee Chair during fiscal 2023.*

(4) *Ms. Bishop received a director fee of $95,000 and an annual fee of $10,000 for service as an Audit Committee Member during fiscal 2023.*

(5)  Ms. Gold retired from the Board effective September 22, 2022, and she did not receive any reportable compensation in fiscal year 2023.

(6)  Mr. Harrington received an annual fee of $10,000 for service as an Audit Committee Member during fiscal 2023. He elected to receive his annual director fee of $95,000 in restricted stock units instead of cash, and was issued 1,980 restricted stock units in lieu of the annual cash director fee with a grant date fair value of $95,198.

(7)  Mr. Leamon received an annual fee of $130,000 as chair of the Board, a director fee of $95,000, and an annual fee of $25,000 for service as Compensation Committee Chair during fiscal 2023.

(8)  Mr. Martinez received a director fee of $95,000 and an annual fee of $10,000 for service as an Audit Committee Member during fiscal 2023.

(9)  Ms. Perry received a director fee of $95,000 and an annual fee of $25,000 for service as Audit Committee Chair during fiscal 2023.

(10)  Ms. Robinson received a director fee of $95,000 during fiscal 2023.

(11)  Mr. Shaheen retired from the Board effective September 22, 2022, and he did not receive any fees or equity awards in fiscal year 2023.

Directors who are also employees or officers do not receive any additional compensation for their service on the Board. The Committee, in consultation with Pearl Meyer, its independent compensation consultant, periodically reviews non-employee director compensation and recommends changes based on competitive market data. Most recently, increases in director compensation were implemented in order to better align director compensation with that of our peer group. On June 14, 2022, the director fees were increased as follows: the annual director fee was increased from $85,000 to $95,000; the value of the annual equity award of restricted stock units granted to non-employee directors was increased from $150,000 to $185,000; the fee paid to members of the Audit Committee was increased from $7,500 to $10,000; the fee paid to the Compensation and Personnel Committee Chair was increased from $20,000 to $25,000; and the fee paid to the Chair of the Board was increased from $120,000 to $130,000. Such changes in compensation remain aligned with director compensation of our peer group companies.

The non-employee director compensation program provides for an annual equity award of restricted stock units with a value of approximately $185,000 to be awarded on the date of each annual meeting of stockholders. The number of units subject to such award is determined by dividing $185,000 by the closing price of the Company's common stock on the date of such annual meeting of stockholders (rounded to the nearest ten units). Non-employee directors

are permitted to defer settlement of their restricted stock units; during fiscal year 2023, Messrs. Beneby and Harrington elected to defer their restricted stock units. The restricted stock unit awards vest on the day before the following annual meeting of stockholders and, beginning with awards granted in calendar year 2023 and thereafter, the date of a director's earlier death. Additionally, non-employee directors receive each year, $95,000 either in cash or in restricted stock units, at their election, on the date of each annual meeting of stockholders. During fiscal year 2023, Mr. Harrington elected to receive his director fee in restricted stock units and to defer settlement of such restricted stock units. The non-employee director compensation program is intended to compensate the non-employee directors for their services through the next annual meeting of stockholders. In addition, each member of the Audit Committee receives $10,000 in cash or restricted stock units annually, the Audit Committee Chair receives $25,000 in cash or restricted stock units annually, the Compensation and Personnel Committee Chair receives $25,000 in cash or restricted stock units annually, and the Nominating Committee Chair receives $12,500 in cash or restricted stock units annually. The Chair of the Board receives $130,000 in cash or restricted stock units annually. All directors are reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors.

The Company's stock ownership policy for directors requires each non-employee director to own three times their annual cash retainer in Company stock.

# Equity Compensation Plan Information

| Plan Category | (a)<br>Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | (b)<br>Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 929,051 | $ — | 4,033,037 |
| Equity compensation plans not approved by security holders | — | — | — |
| **TOTAL** | **929,051** | **$ —** | **4,033,037[1]** |

The values in this table are as of April 30, 2023.

(1)  This includes 1,783,707 shares that remained available under the Company's Employee Stock Purchase Plan as of April 30, 2023, which includes 105,311 shares that were subject to purchase during the period in effect as of April 30, 2023.

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03

# *Audit Matters*

**Proposal No. 4**

# Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm

The Audit Committee has approved the appointment of Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm for fiscal year 2024. Ernst & Young has served as the Company's independent registered public accounting firm since March 2002. Ernst & Young has unrestricted access to the Audit Committee to discuss audit findings and other financial matters. Neither the Company's Restated Certificate of Incorporation nor its Bylaws require that the stockholders ratify the selection of Ernst & Young as the Company's independent registered public accounting firm. However, we are requesting ratification because we believe it is a matter of good corporate practice.

If the Company's stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young, but may nonetheless retain Ernst & Young as the Company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time if it determines that such change would be in the best interests of the Company and its stockholders. Representatives of Ernst & Young will attend the Annual Meeting to answer appropriate questions and may also make a statement if they so desire.

## Required Vote

Ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm requires the affirmative vote of a majority of those shares present, either online or by proxy, and entitled to vote at the Annual Meeting.

*RECOMMENDATION OF THE BOARD*

The Board unanimously recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2024.

# Audit Committee Matters

## Fees Paid to Ernst & Young

The following table summarizes the fees that Ernst & Young, our independent registered public accounting firm, billed to us for each of the last two fiscal years. All services provided by Ernst & Young were approved by the Audit Committee in conformity with the Audit Committee's pre-approval process (as discussed below).

|  | 2023 | 2022 |
|---|---|---|
| Audit fees[1] | $ 4,730,531 | $ 3,906,044 |
| Audit-related fees | — | — |
| Tax fees[2] | 1,466,105 | 1,360,948 |
| All other fees | — | — |
| **TOTAL** | **$ 6,196,636** | **$ 5,266,992** |

(1) *Represents fees for audit services, including fees associated with the annual audit, the reviews of the Company's quarterly financial statements, attestation services related to compliance with Section 404 of the Sarbanes-Oxley Act, and statutory audits required by governmental agencies for regulatory, legislative, and financial reporting requirements.*

(2) *Represents fees for tax compliance, planning, and advice, including tax return compliance and advice.*

Fees paid to Ernst & Young in fiscal year 2023 were higher than in fiscal year 2022 primarily due to an increase in fees associated with the annual audit (including the audit fees for the Company's acquisitions) and the reviews of the Company's quarterly financial statements.

## Recommendation to Appoint Ernst & Young as Independent Registered Public Accounting Firm

As with previous years, the Audit Committee undertook a review of Ernst & Young in determining whether to select Ernst & Young as the Company's independent registered public accounting firm for fiscal year 2024 and to recommend ratification of its selection to the Company's stockholders. In that review, the Audit Committee utilized a tailored external auditor assessment questionnaire and considered a number of factors, including:

- continued independence of Ernst & Young,
- length of time Ernst & Young has been engaged by the Company,
- senior management's assessment of Ernst & Young's performance,
- audit and non-audit fees,
- capacity to staff the audit appropriately,
- geographic and subject matter coverage,
- lead Audit Engagement Partner performance,
- overall performance,

- commitment to audit quality in the US and internationally, and
- whether retaining Ernst & Young is in the best interests of the Company and its stockholders.

Based upon this review, the Audit Committee believes that Ernst & Young is independent and that it is in the best interests of the Company and our stockholders to retain Ernst & Young to serve as our independent registered public accounting firm for fiscal year 2024.

In accordance with the Sarbanes-Oxley Act and related SEC rules, the Audit Committee limits the number of consecutive years an individual partner may serve as the lead audit engagement partner to the Company. The maximum number of consecutive years of service in that capacity is five years. A new lead audit engagement partner took the position in June 2023 and accordingly became the new lead engagement partner commencing with the fiscal year 2024 audit.

# Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm. Further, the Audit Committee is afforded the funding and resources it determines appropriate for compensating the independent registered public accounting firm and any advisers it may employ. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm to help assure that they do not impair the registered public accounting firm's independence from the Company. Services provided by the independent registered public accounting firm must be approved by the Audit Committee on a case-by-case basis, unless such services fall within a detailed list of services as documented in the Company's pre-approval policy whereby the Audit Committee has provided pre-approval for specific types of audit, audit-related, and permissible tax services within certain fee limitations. The Audit Committee believes the combination of these two approaches results in an effective and efficient procedure to manage the approval of services performed by the independent registered public accounting

firm. The Audit Committee will also consider whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company's business, people, culture, accounting systems, risk profile, and other factors, and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor is determinative.

All requests or applications for Ernst & Young's services are submitted to the Senior Vice President, Finance and include a detailed description of services to be rendered. The detailed descriptions are then reviewed against a list of approved services and if the services are on the approved list of services, they are reported to the Audit Committee at regularly scheduled meetings. If the services do not meet the specific list of approved services, they are presented to the Audit Committee for review and approval. All requests or applications for Ernst & Young's services receive approval from the Senior Vice President, Finance, prior to the Audit Committee's review and approval.

## Governance Insights:

### Adapting to Evolving Role

#### *Q&A with Debra Perry, Chair of the Audit Committee*



**Question:** As public companies face an evolving risk and regulatory landscape, oversight for such matters is often added to the demands on, and responsibilities of, the Audit Committee. What is the Audit Committee doing to remain educated about and responsive to these matters as its oversight role also evolves?

The Audit Committee draws from multiple sources in its efforts to maintain a knowledgeable and experienced membership prepared to oversee the expectations for, and priorities of, Korn Ferry as a global organization. For example, information sessions on evolving regulatory and legal requirements are provided periodically by management, other Board committees, and Ernst & Young to supplement or expand on standing agenda items. Such discussions in the last few years have included targeted presentations focused on the Board's role in cybersecurity oversight and the overall threat environment, evolving investor expectations and corporate practices, business continuity planning, and changing accounting standards. The Audit Committee has also received updates on financial and operational risks, organizational priorities, and trends in technology uses and the economy.

To supplement these sessions, the Audit Committee has expanded its own expertise. Last year, its membership increased from three to four members. Audit Committee refreshment has recently emphasized insights into business and technology transformation for complex organizations, as well as financial expertise and experience in executive management. By combining internal and external sources with an informed bench of directors, the Audit Committee seeks to understand the expanding matters within its purview from a range of perspectives.

# Report of the Audit Committee

The Audit Committee is comprised of four non-employee directors, all of whom are "independent" under the applicable listing standards of the NYSE and the applicable rules of the SEC. The Audit Committee is governed by a written charter, as amended and restated, which has been adopted by the Board.

Management of the Company is responsible for the preparation, presentation, and integrity of the consolidated financial statements, maintaining a system of internal controls, and having appropriate accounting and financial reporting principles and policies. The independent registered public accounting firm is responsible for planning and carrying out an audit of the consolidated financial statements and an audit of internal control over financial reporting in accordance with the rules of the Public Company Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion as to the consolidated financial statements' conformity with U.S. generally accepted accounting principles ("GAAP") and as to internal control over financial reporting. The Audit Committee monitors and oversees these processes and is responsible for selecting and overseeing the Company's independent registered public accounting firm.

As part of the oversight process, the Audit Committee met eight times during fiscal year 2023. Throughout the year, the Audit Committee met with the Company's independent registered public accounting firm, management, and internal auditor, both together and separately in closed sessions. In the course of fulfilling its responsibilities, the Audit Committee did, among other things, the following:

- reviewed and discussed with management and the independent registered public accounting firm the Company's consolidated financial statements for the fiscal year ended April 30, 2023, and the quarters ended July 31, 2022, October 31, 2022, and January 31, 2023;

- oversaw and discussed with management the Company's review of internal control over financial reporting;

- reviewed management's representations that the Company's consolidated financial statements were prepared in accordance with GAAP and present fairly the results of operations and financial position of the Company;

- discussed with the independent registered public accounting firm the matters required to be discussed with audit committees under applicable standards of the PCAOB and SEC;

- received the written disclosures and letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communication with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm its independence;

- monitored the Alertline reporting system implemented to provide an anonymous complaint reporting procedure;

- reviewed the scope of and overall plans for the annual audit and the internal audit program;

- consulted with management and Ernst & Young with respect to the Company's processes for risk assessment and risk mitigation;

- reviewed the Board agenda and materials regarding the Company's cybersecurity and data privacy risks, the Company's policies and controls designed to mitigate these risks, and the Company's disaster recovery and business continuity plans;

- reviewed the implementation and effectiveness of the Company's Ethics and Compliance Program, including processes for monitoring compliance with the law, Company policies, and the Code of Business Conduct and Ethics; and

- reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 30, 2023, which it made based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

The Audit Committee has reviewed and discussed with the Company's independent registered public accounting firm its review and report on the Company's internal control over financial reporting as of April 30, 2023. Based on the foregoing review and discussions described in this report, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended April 30, 2023, for filing with the SEC.

**Audit Committee**

Debra J. Perry, *Chair*
Laura M. Bishop
Charles L. Harrington
Angel R. Martinez

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_04_
# _General Information_

# Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of July 31, 2023, the beneficial ownership of common stock of the Company of each director and each nominee for director, each named executive officer, and the holdings of all directors and executive officers as a group. The following table also sets forth the names of those persons known to us to be beneficial owners of more than 5% of the Company's common stock. Unless otherwise indicated, the mailing address for each person named is c/o Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067.

| Name of Beneficial Owner | Amount Beneficially Owned and Nature of Beneficial Ownership[1] | Percent of Class[1] |
|---|---|---|
| Doyle N. Beneby | 29,760[2] | *% |
| Laura M. Bishop | 5,900[3] | *% |
| Matthew J. Espe | 0 | *% |
| Charles L. Harrington | 5,830[4] | *% |
| Jerry P. Leamon | 22,912[3] | *% |
| Angel R. Martinez | 22,840[3] | *% |
| Debra J. Perry | 40,840[3] | *% |
| Lori J. Robinson | 15,380[3] | *% |
| Gary D. Burnison | 279,206[5] | *% |
| Robert P. Rozek | 132,714[6] | *% |
| Byrne Mulrooney | 75,081 | *% |
| Mark Arian | 101,484[7] | *% |
| Michael Distefano | 48,855[8] | *% |
| All directors and executive officers as a group (12 persons) | 780,802[9] | 1.5% |
| BlackRock, Inc.<br>55 East 52nd Street, New York, NY 10055 | 8,485,915[10] | 15.8% |
| The Vanguard Group<br>100 Vanguard Boulevard, Malvern, PA 19355 | 6,921,643[11] | 12.9% |
| Dimensional Fund Advisors LP<br>6300 Bee Cave Road, Building One, Austin, TX 78746 | 3,061,363[12] | 5.7% |
| American Century Investment Management, Inc.<br>4500 Main Street, 9th Floor, Kansas City, MO 64111 | 2,883,529[13] | 5.4% |

* *Designated ownership of less than 1% of the Company's outstanding common stock.*
(1) *Applicable percentage of ownership is based upon 53,585,397 shares of common stock outstanding as of July 31, 2023, and the relevant number of shares of common stock issuable upon exercise of stock options or other awards which are exercisable or have vested or will be exercisable or will vest within 60 days of July 31, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as otherwise indicated below, to our knowledge, all persons listed above have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.*
(2) *Includes (i) 25,910 fully vested deferred stock units and (ii) 3,850 restricted stock units which vest on September 20, 2023, all of which Mr. Beneby has deferred receipt of until his retirement from the Board.*
(3) *Includes 3,850 shares of restricted stock units which vest on September 20, 2023.*
(4) *Includes 5,830 shares of restricted stock units which vest on September 20, 2023, all of which Mr. Harrington has deferred receipt of until his retirement from the Board.*
(5) *Includes 107,980 shares of unvested restricted stock over which Mr. Burnison has sole voting but no investment power.*
(6) *Includes 41,571 shares of unvested restricted stock over which Mr. Rozek has sole voting but no investment power.*
(7) *Includes 50,258 shares of unvested restricted stock over which Mr. Arian has sole voting but no investment power.*
(8) *Includes 28,323 shares of unvested restricted stock over which Mr. Distefano has sole voting but no investment power.*
(9) *Includes 28,930 shares of unvested restricted stock units which vest on September 20, 2023, as well as Mr. Beneby's fully vested deferred stock units that Mr. Beneby deferred until his retirement from the Board.*
(10) *The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by Blackrock, Inc. ("Blackrock") with the SEC on January 26, 2023, which indicates that Blackrock has sole voting power with respect to 8,405,083 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 8,485,915 shares, and shared dispositive power with respect to 0 shares.*
(11) *The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by The Vanguard Group ("Vanguard") with the SEC on February 9, 2023, which indicates that Vanguard has sole voting power with respect to 0 shares, shared voting power with respect to 96,322 shares, sole dispositive power with respect to 6,770,806 shares, and shared dispositive power with respect to 150,837 shares.*
(12) *The information regarding the number of shares beneficially owned was obtained from a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") with the SEC on February 10, 2023, which indicates that Dimensional has sole voting power with respect to 3,011,841 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 3,061,363 shares, and shared dispositive power with respect to 0 shares.*
(13) *The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed by American Century Investment Management, Inc. ("ACIM"), American Century Companies, Inc. ("ACC"), and Stowers Institute for Medical Research ("SIMR," and collectively, the "ACIM Group") with the SEC on February 8, 2023, which indicates that the ACIM Group has sole voting power with respect to 2,831,078 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,883,529 shares, and shared dispositive power with respect to 0 shares. ACC is controlled by SIMR, which is the beneficial owner of the reported securities. ACIM is a wholly-owned subsidiary of ACC and a registered investment adviser.*

# Questions and Answers About the Proxy Materials and the Annual Meeting

**Q** *Why is the Company holding a Virtual Annual Meeting this year?*

**A** In order to permit stockholders from any location with access to the Internet to participate, the Annual Meeting will be held online via live audiocast this year at www.virtualshareholdermeeting.com/KFY2023. We intend to hold our virtual meeting in a manner that affords stockholders the same general rights and opportunities to participate as they would have at an in-person meeting.

**Q** *What proposals will be voted on at the Annual Meeting?*

**A** **(1)** The election of the nine directors nominated by our Board and named in this Proxy Statement to serve on the Board until the 2024 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, subject to their earlier death, resignation, or removal;

**(2)** A non-binding advisory resolution to approve the Company's executive compensation;

**(3)** A non-binding advisory resolution on the frequency of future advisory votes to approve the Company's executive compensation; and

**(4)** The ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2024 fiscal year.

**Q** *How does the Board recommend I vote on each of the proposals?*

**A** The Board unanimously recommends that you vote your shares:

- **"FOR"** the election of the nine directors nominated by the Board and named in this Proxy Statement to serve on the Board until the 2024 Annual Meeting of Stockholders;

- **"FOR"** the approval, on an advisory basis, of the Company's executive compensation;

- **"ONE YEAR"**, on an advisory basis, for the frequency of future advisory votes to approve the Company's executive compensation; and

- **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2024 fiscal year.

**Q** *Who is entitled to vote during the Annual Meeting?*

**A** Holders of the Company's common stock as of the close of business on the Record Date (July 31, 2023) are entitled to vote during the Annual Meeting.

**Q** *Who can participate in the Virtual Annual Meeting?*

**A** Only stockholders of the Company as of the Record Date (or their authorized representatives) will be permitted to participate in the Annual Meeting online. To participate in the Annual Meeting online, including to vote or ask questions, stockholders of record should go to the Annual Meeting website at www.virtualshareholdermeeting.com/KFY2023, enter the 16-digit control number included on their proxy card, Notice, or voting instruction form, and follow the instructions on the website.

If shares are held in street name and the stockholder's Notice or voting instruction form indicates that the stockholder may vote those shares through the www.proxyvote.com website, then the stockholder may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on the voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

The Annual Meeting audiocast will begin promptly at 8:00 a.m. Pacific Time. Online check-in will begin at approximately 7:45 a.m. Pacific Time. Stockholders are encouraged to access the Annual Meeting early. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

**Q** *Can stockholders ask questions at the Virtual Annual Meeting?*

**A** A question and answer session will be held during the Annual Meeting, and stockholders will be able to submit questions before and during the Annual Meeting by visiting www.virtualshareholdermeeting.com/KFY2023. The Company will try to answer as many stockholder-submitted questions as time permits that comply with the meeting rules of conduct posted on the virtual Annual Meeting website. If a question is not answered due to time constraints, the Company encourages stockholders to contact Investor Relations at Korn Ferry, Attn: Tiffany Louder, 1900 Avenue of the Stars, Suite 1500, Los Angeles, CA 90067 or at IR@KornFerry.com. More information regarding the question and answer process, including the number and types of questions permitted, the time allotted for questions, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

**Q** *How many votes is each share of common stock entitled to?*

**A** Each share of Company common stock outstanding as of the Record Date is entitled to one vote. As of the Record Date, there were 53,585,397 shares of Company common stock issued and outstanding.

**Q** *How do I vote?*

**A** If you are a stockholder of record, you can vote using the following the methods:

**(1)** **By Telephone**—If you received your proxy materials by mail, you can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

**(2)** **By Internet**—You can vote over the Internet:

*Before the Annual Meeting by visiting* www.proxyvote.com;

*During the Annual Meeting by visiting* www.virtualshareholdermeeting.com/KFY2023; or

**(3)** **By Mail**—If you received your proxy materials by mail, you can vote by mail by completing, signing, dating, and mailing the enclosed proxy card.

If you are a beneficial owner of shares held in street name, you should check your voting instruction form or Notice for how to vote in advance of, and how to participate in, the Annual Meeting.

If you vote by proxy, the individuals named on the proxy card (your "proxies") will vote your shares in the manner you indicate. You may specify whether your shares should be voted for or against each of the nominees for director, the frequency for which future advisory votes to approve the Company's executive compensation should occur, and whether your shares should be voted for or against each of the other proposals. You may also specify you would like to abstain from voting for or against a proposal or nominee.

If you submit a proxy without indicating your instructions, your shares will be voted as follows:

- **"FOR"** the election of the nine directors nominated by the Board and named in this Proxy Statement to serve on the Board until the 2024 Annual Meeting of Stockholders;

- **"FOR"** the approval, on an advisory basis, of the Company's executive compensation;

- **"ONE YEAR"**, on an advisory basis, for the frequency of future advisory votes to approve the Company's executive compensation; and

- **"FOR"** the ratification of the appointment of Ernst & Young as the Company's independent registered public accounting firm for the Company's 2024 fiscal year.

**Q** *Can I revoke my proxy after I have submitted it?*

**A** Yes, once you have submitted your proxy, you have the right to revoke your proxy at any time before the taking of the vote at the Annual Meeting by:

**(1)** Sending a written revocation to the Corporate Secretary;

**(2)** Submitting a later dated proxy; or

**(3)** Participating in and voting at the virtual Annual Meeting (although participating in the virtual Annual Meeting will not in and of itself revoke a proxy).

**Q** *Who will count the votes?*

**A** Christel Pauli with American Election Services, LLC will count the votes and act as the inspector of election at the Annual Meeting.

**Q** *Why did I receive a notice in the mail regarding the Internet availability of proxy material instead of a full set of printed proxy materials?*

**A** Pursuant to rules adopted by the SEC, we are making this Proxy Statement available to our stockholders electronically via the Internet. On or about August 10, 2023, we will mail the Notice to stockholders of our common stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice contains instructions on how to access an electronic copy of our proxy materials, including this Proxy Statement and our 2023 Annual Report. The Notice also contains instructions on how to request a paper copy of the Proxy Statement. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of the Annual Meeting.

**Q** *Can I vote my shares by filling out and returning the Notice of Internet Availability of Proxy Materials?*

**A** No. The Notice only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice and returning it. The Notice provides instructions on how to cast your vote.

**Q** *What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or more than one set of printed proxy materials?*

**A** If you hold your shares in more than one account, you may receive a separate Notice or a separate set of printed proxy materials, including a separate proxy card or voting instruction card, for each account. To ensure that all of your shares are voted, please vote by telephone or by the Internet or sign, date, and return a proxy card or voting card for each account.

**Q** *What if I own shares through the Company's 401(k) plan?*

**A** If you own shares that are held in our 401(k) plan, the trustees of the 401(k) plan will vote those shares.

**Q** *What is the difference between holding shares as a "stockholder of record" and as a "beneficial owner"?*

**A** You are a "beneficial owner" if your shares are held in a brokerage account, including an Individual Retirement Account, by a bank, or other nominee. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares.

You are a "stockholder of record" if your shares are registered directly in your name with the Company's transfer agent.

**Q** *What if a beneficial owner does not provide the stockholder of record with voting instructions for a particular proposal?*

**A** If you are a beneficial owner and you do not provide the stockholder of record with voting instructions for a particular proposal, your shares may constitute "broker non-votes" with respect to that proposal. "Broker non-votes" are shares held by a broker, bank, or other nominee with respect to which the holder of record does not have discretionary power to vote on a particular proposal and with respect to which instructions were never received from the beneficial owner. Shares that constitute broker non-votes with respect to a particular proposal will not be considered present and entitled to vote on that proposal at the Annual Meeting even though the same shares will be considered present for purposes of establishing a quorum and may be entitled

to vote on other proposals. In certain circumstances, the broker, bank, or other nominee has discretionary authority and therefore is permitted to vote your shares even if the broker, bank, or other nominee does not receive voting instructions from you; however, the broker, bank, or other nominee may nonetheless elect not to exercise this discretion. As a result, your broker, bank, or other nominee may not have discretion or may not exercise discretion to vote on these matters at the Annual Meeting unless you provide applicable instructions to do so. Therefore, we strongly encourage you to follow the voting instructions on the materials you receive.

**Q** *What is the requirement to conduct business at the Annual Meeting?*

**A** In order to conduct business at the Annual Meeting, a "quorum" must be established. A "quorum" is a majority in voting power of the outstanding shares of common stock entitled to vote at the Annual Meeting. A quorum must be present online or represented by proxy at the Annual Meeting for business to be conducted. As discussed below, abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum.

**Q** *How are votes counted?*

**A** Shares of common stock that reflect abstentions are treated as present and entitled to vote for the purposes of establishing a quorum. Abstentions will have no effect on director elections, but will have the effect of a vote against all other proposals. Shares of common stock that reflect broker non-votes are treated as present and entitled to vote for the purposes of establishing a quorum. However, for the purposes of determining the outcome of any matter as to which the broker or nominee has indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter, even though those shares are considered present and entitled to vote for the purposes of establishing a quorum and may be entitled to vote on other matters.

**Q** *What is the voting requirement to approve each proposal?*

**A** For Proposal No. 1, in uncontested elections, directors are elected by a majority of the votes cast, meaning that each nominee must receive a greater number of shares voted "for" such nominee than the shares voted "against" such nominee. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board. In that situation, the Company's Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Within 90 days from the date the election results were certified, the Board would act on the Nominating

Committee's recommendation and publicly disclose its decision and rationale behind it. In a contested election, director nominees are elected by a plurality of votes cast. Abstentions will not affect the outcome of the election of directors.

For Proposal No. 2 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 2, abstentions have the effect of a negative vote.

For Proposal No. 3, the frequency that receives the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal will constitute the advisory recommendation of the Company's stockholders. In determining the outcome of Proposal No. 3, abstentions have the effect of a negative vote.

For Proposal No. 4 to be approved, the proposal must receive the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal. In determining the outcome of Proposal No. 4, abstentions have the effect of a negative vote.

**Q** *What happens if additional matters (other than the proposals described in this Proxy Statement) are presented at the Annual Meeting?*

**A** As of filing, the Board is not aware of any additional matters to be presented for a vote at the Annual Meeting; however, if any additional matters are properly presented at the Annual Meeting, your proxy gives Gary D. Burnison and Robert P. Rozek authority to vote on those matters in their discretion.

**Q** *Who will bear the cost of the proxy solicitation?*

**A** The entire cost of the proxy solicitation will be borne by the Company. We hired D.F. King to assist in the distribution of proxy materials and solicitation of votes for approximately $40,000, plus reimbursement of any out-of-pocket expenses. Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners.

**Q** *Who is making the solicitation in this Proxy Statement?*

**A** Korn Ferry is soliciting your vote with this Proxy Statement.

**Q** *Where can I find copies of the Board's corporate governance documents?*

**A** The Audit Committee, Compensation and Personnel Committee, and Nominating Committee each operate pursuant to a written charter adopted by the Board. These charters, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available at the Company's website and in print to any stockholder who requests a copy. To access these documents from the Company's website, go to https://ir.kornferry.com, select "Governance" from the drop-down menu, then click on the "Governance Documents" link. Requests for a printed copy should be addressed to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary.

# Other Matters

## Certain Relationships and Related Transactions

From time to time, stockholders that beneficially own more than 5% of the Company's common stock may engage the Company and its subsidiaries, in the ordinary course of business, to provide certain services and products. These transactions are negotiated on an arm's-length basis and are subject to review and approval under the Company's Related Person Transaction Policy (defined below) or, in the case of any such transactions that do not (together with any prior such transactions with a given stockholder) involve an aggregate amount in excess of $5,000,000 per year, are pre-approved under the Company's Related Person Transaction Policy. During fiscal year 2023, in the ordinary course of business, the Company and its subsidiaries provided Vanguard, Blackrock, and ACIM each a greater than five percent beneficial owner of the Company's common stock, with certain services and products. The aggregate fees and expenses payable by Vanguard, Blackrock, and

ACIM in fiscal year 2023 for such services and products was $2,607,763, $222,475, and $747,333, respectively. The transactions with Vanguard, Blackrock, and ACIM were each entered into on an arm's-length basis, contain customary terms and conditions and were approved or pre-approved under the Company's Related Person Transaction Policy, and were reviewed by the Audit Committee. In the future, the Company and its subsidiaries may provide, in the ordinary course of business, additional services and products to Vanguard, Blackrock, and/or ACIM.

Except as described above, to our knowledge, since the beginning of fiscal year 2023, the Company has not entered into or proposed to enter into any transaction with any executive officer, director, director nominee, beneficial owner of more than five percent of the Company's common stock, or any immediate family member of any of the foregoing in which the amount involved exceeds $120,000.

## Related Person Transaction Approval Policy

The Audit Committee has adopted a written amended and restated policy for the review and approval of all transactions with related persons (the "Related Person Transaction Policy"). Pursuant to such policy, the Audit Committee must review the material facts of, and either approve or disapprove the Company's entry into, any transaction, arrangement or relationship in which:

- (i) the Company or any of its subsidiaries is a participant; and
- (ii) any related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than ten percent beneficial owner of another entity, or both).

Under the Related Person Transaction Policy, the Audit Committee will prohibit any related person transaction (including those deemed pre-approved under the policy) if it determines the transaction is inconsistent with the interests of the Company and its stockholders.

For purposes of the Related Person Transaction Policy, a "related person" is any person who is or was, since the beginning of the Company's most recently completed fiscal year, an executive officer, director, director nominee, any beneficial owner of more than five percent of the Company's common stock, or any immediate family member of any of the foregoing.

As provided for in the Related Person Transaction Policy, the Audit Committee has reviewed and pre-approved the entry into certain types of related person transactions, including without limitation:

- (i) the employment of executive officers;
- (ii) director compensation;

- (iii) subject to compliance with the Company's Investment Guidelines Policy, certain investments managed by a greater than 5% beneficial owner of the Company's common stock;
- (iv) subject to a $5,000,000 per fiscal year cap, certain ordinary course, arms-length transactions with persons who are a related person solely on account of being a greater than 5% beneficial owner of the Company's common stock;
- (v) any transaction with a related person where the aggregate amounts involved (including any periodic payments or installments due on or after the beginning of the Company's last completed fiscal year and, in the case of indebtedness, the largest amount expected to be outstanding and the amount of annual interest thereon) do not exceed $100,000, provided, that such transaction is entered into in the ordinary course of the Company's business, on an arm's length basis; and
- (vi) any transaction with a related person (whether or not covered by any of the pre-approved transactions set forth above) in which the amount involved or the amount of the related person's interest does not exceed $60,000.

In addition, the Board has delegated to the chair of the Audit Committee the authority to pre-approve any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

The Related Person Transaction Policy requires the Audit Committee to regularly review any related person transactions approved by the Audit Committee Chair as well as certain pre-approved transactions, including the ordinary course business and de minimis transactions discussed above.

## Annual Report to Stockholders

The Company's Annual Report to Stockholders for fiscal year 2023, which includes the Company's Annual Report on Form 10-K for the year ended April 30, 2023 (excluding the exhibits thereto) will be made available to stockholders at the same time as this Proxy Statement. Our 2023 Annual Report and Proxy Statement are posted on our website at www.kornferry.com. **If any person who was a beneficial owner of the common stock of the Company on July 31, 2023, desires a complete copy of the Form 10-K,** **including the exhibits thereto, they will be provided with such materials without charge upon written request.** The request should identify the requesting person as a beneficial owner of the Company's stock as of July 31, 2023, and should be directed to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary. The Form 10-K, including the exhibits thereto, is also available through the SEC's website at *http://www.sec.gov*.

## Communications with Directors

Any stockholder or other party interested in communicating with members of the Board, any of its committees, the independent directors as a group, or any of the independent directors, may send written communications to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary or to corporatesecretary@kornferry.com. Communications received in writing are forwarded to the Board, committee, or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to the Company or its business, or is similarly inappropriate. The Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications. The Board will endeavor to promptly respond to all appropriate communications and encourages all stockholders and interested persons to use the aforementioned email and mailing address to send communications relating to the Company's business to the Board and its members.

## Submission of Stockholder Proposals for Consideration at the 2024 Annual Meeting

### Rule 14a-8 Proposals

If a stockholder wishes to submit a proposal for consideration at the 2024 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, and wants that proposal to appear in the Company's Proxy Statement and form of proxy for that meeting, the proposal must be submitted in writing and received at Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary, no later than April 12, 2024. Each stockholder proposal must comply with the Exchange Act, the rules and regulations thereunder, and the Company's Bylaws as in effect at the time of such notice. The submission of a stockholder proposal does not guarantee that it will be included in the Company's Proxy Statement and form of proxy.

### Other Proposals or Nominations

The Company's Bylaws also establish an advance notice procedure with regard to nominating persons for election to the Board and proposals of other business other than pursuant to Rule 14a-8. If a stockholder wishes to submit such a nominee or other business for consideration at the 2024 Annual Meeting of Stockholders, the Company's Bylaws (which includes information required under Rule 14a-19) require, among other things, that the stockholder submission contain certain information concerning the nominee or other business, as the case may be, and other information specified in the Company's Bylaws, and that the stockholder provide the Company with written notice of such nominee or business no later than the close of business on June 23, 2024, nor earlier than the close of business on May 24, 2024; provided, however, that in the event that the date of the 2024 Annual Meeting of Stockholders is more than 30 days before or more than 70 days after the anniversary date of the 2023 Annual Meeting of Stockholders, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the 2024 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. If the number of directors to be elected to the Board is increased and there is no public announcement by the Company naming the nominees for the additional directorships at least 10 days before the last day a stockholder must deliver his or her written notice under the Company's Bylaws, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

A stockholder notice should be sent to Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary. Proposals or nominations not meeting the advance notice requirements in the Company's Bylaws will not be entertained at the 2024 Annual Meeting of Stockholders. A copy of the full text of the relevant bylaw provisions may be obtained from the Company's filings with the SEC or by writing our Corporate Secretary at the address identified above.

## Stockholders Sharing an Address

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Company stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notify us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding, and you would like to have separate copies of our Notice, Annual Report, or Proxy Statement mailed to you, please submit a request, either in writing or by phone, by contacting the Company at Korn Ferry, 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067, Attention: Corporate Secretary or at (310) 552-1834, and we will promptly send you the materials you have requested. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for the purposes of this year's Annual Meeting, you will need to follow the instructions included in the Notice that was sent to you. You can also contact our Corporate Secretary at the telephone number noted previously if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

**By Order of the Board of Directors,**



Jonathan Kuai
General Counsel, Managing Director of
Business Affairs & ESG, and Corporate Secretary
August 10, 2023

# Appendix A

## Non-GAAP Financial Measures

This Proxy Statement contains financial information calculated other than in accordance with U.S. generally accepted accounting principles ("GAAP"). In particular, it includes:

- Adjusted Diluted Earnings Per Share, adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, and restructuring charges net of income tax effect;

- Adjusted EBITDA, which is earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, and restructuring charges; and

- Adjusted EBITDA margin, which is operating margin before depreciation and amortization, adjusted to exclude integration/acquisition costs, impairment of fixed assets, impairment of right of use assets, and restructuring charges.

This non-GAAP disclosure has limitations as an analytical tool, should not be viewed as a substitute for financial information determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Management believes the presentation of non-GAAP financial measures in this Proxy Statement provides meaningful supplemental information regarding Korn Ferry's performance by excluding certain charges that may not be indicative of Korn Ferry's ongoing operating results. These non-GAAP financial measures are performance measures and are not indicative of the liquidity of Korn Ferry.

These excluded charges, which are described in the footnotes in the below reconciliation, represent: 1) costs we incurred to acquire and integrate a portion of our Professional Search and Interim business, 2) impairment of fixed assets associated with the decision to terminate and sublease some of our offices, 3) impairment of right of use assets due to the decision to terminate and sublease some of our offices and 4) charges we incurred to restructure the Company to realign its workforce with business needs and

objectives due to shifts in global trade lanes and persistent inflationary pressures and as a result of COVID-19. The use of non-GAAP financial measures facilitates comparisons to Korn Ferry's historical performance. Korn Ferry includes non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its evaluation of Korn Ferry's ongoing operations and financial and operational decision-making. Adjusted Diluted Earnings Per Share and Adjusted EBITDA exclude certain charges that management does not consider ongoing in nature and allows management and investors to make more meaningful period-to-period comparisons of the Company's operating results. Management further believes that Adjusted EBITDA is useful to investors because it is frequently used by investors and other interested parties to measure operating performance among companies with different capital structures, effective tax rates and tax attributes and capitalized asset values, all of which can vary substantially from company to company.

This Proxy Statement also refers to constant currency and Adjusted Fee Revenue. Constant currency (calculated using a quarterly average) percentages represent the percentage change that would have resulted had exchange rates in the prior period been the same as those in effect in the current period. Adjusted Fee Revenue is the Company's fee revenue adjusted to eliminate the effect of currency fluctuations, including by translating the fiscal year actual results at a currency rate comparable to the rate used in the Company's AOP for that year. Management believes the presentation of such information provides useful supplemental information regarding Korn Ferry's performance as excluding the impact of exchange rate changes on Korn Ferry's financial performance allows investors to make more meaningful period-to-period comparisons of the Company's operating results, to better identify operating trends that may otherwise be masked or distorted by exchange rate changes and to perform related trend analysis, and provides a higher degree of transparency of information used by management in its evaluation of Korn Ferry's ongoing operations and financial and operational decision-making.

# Korn Ferry and Subsidiaries
# Reconciliation of GAAP to Non-GAAP Financial Measures
(dollars in thousands, except per share amounts)

| | Year Ended April 30, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (unaudited) | | |
| **NET INCOME ATTRIBUTABLE TO KORN FERRY** | $ 209,529 | $ 326,360 | $ 114,454 |
| Net income attributable to non-controlling interest | 3,525 | 4,485 | 1,108 |
| **NET INCOME** | 213,054 | 330,845 | 115,562 |
| Income tax provision | 82,683 | 102,056 | 48,138 |
| **INCOME BEFORE PROVISION FOR INCOME TAXES** | 295,737 | 432,901 | 163,700 |
| Other (income) loss, net | (5,261) | 11,880 | (37,194) |
| Interest expense, net | 25,864 | 25,293 | 29,278 |
| **OPERATING INCOME** | 316,340 | 470,074 | 155,784 |
| Depreciation and amortization | 68,335 | 63,521 | 61,845 |
| Other income (loss), net | 5,261 | (11,880) | 37,194 |
| Integration/acquisition costs[1] | 14,922 | 7,906 | 737 |
| Impairment of fixed assets[2] | 4,375 | 1,915 | — |
| Impairment of right of use assets[3] | 5,471 | 7,392 | — |
| Restructuring charges, net[4] | 42,573 | — | 30,732 |
| **ADJUSTED EBITDA** | $ 457,277 | $ 538,928 | $ 286,292 |
| | | | |
| **OPERATING MARGIN** | 11.2% | 17.9% | 8.6% |
| Depreciation and amortization | 2.4% | 2.4% | 3.4% |
| Other income (loss), net | 0.2% | (0.5%) | 2.1% |
| Integration/acquisition costs[1] | 0.5% | 0.3% | — |
| Impairment of fixed assets[2] | 0.1% | 0.1% | — |
| Impairment of right of use assets[3] | 0.2% | 0.3% | — |
| Restructuring charges, net[4] | 1.5% | — | 1.7% |
| **ADJUSTED EBITDA MARGIN** | 16.1% | 20.5% | 15.8% |

| | Year Ended April 30, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | (unaudited) | | |
| **DILUTED EARNINGS PER COMMON SHARE** | $ **3.95** | $ **5.98** | $ **2.09** |
| Integration/acquisition costs[1] | 0.28 | 0.15 | 0.01 |
| Impairment of fixed assets[2] | 0.08 | 0.03 | — |
| Impairment of right of use assets[3] | 0.10 | 0.14 | — |
| Restructuring charges, net[4] | 0.82 | — | 0.57 |
| Tax effect on the adjusted items[5] | (0.29) | (0.07) | (0.16) |
| **ADJUSTED DILUTED EARNINGS PER SHARE** | $ **4.94** | $ **6.23** | $ **2.51** |

Explanation of Non-GAAP Adjustments

(1)  *Costs associated with current and previous acquisitions, such as legal and professional fees, retention awards, and the ongoing integration expenses to combine the companies.*

(2)  *Costs associated with impairment of fixed assets (i.e., leasehold improvements) due to terminating and deciding to sublease some of our office leases.*

(3)  *Costs associated with impairment of right-of-use assets due to terminating and deciding to sublease some of our office leases.*

(4)  *Restructuring charges we incurred in fiscal year 2023 to realign our workforce with business needs and objectives due to shifts in global trade lanes and persistent inflationary pressures, and in fiscal year 2021 to rationalize our cost structure by eliminating redundant positions because of COVID-19.*

(5)  *Tax effect on integration/acquisition costs, impairment of fixed assets and right of use assets, and restructuring charges, net.*

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Korn Ferry is a global organizational consulting firm. We work with our clients to design optimal organization structures, roles, and responsibilities. We help them hire the right people and advise them on how to reward and motivate their workforce while developing professionals as they navigate and advance their careers.